BEST AVAILABLE COPY

116 7633

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02013272

REGISTRANT'S NAME: The Afrikander Lease Limited

*CURRENT ADDRESS: 114 Otto Street
Wilkoppies
Klerksdorp 2571 South Africa

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

FILE NO. 82- 5253   FISCAL YEAR ______

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DATE: 2/8/02

02 JAN 28 AM 8:52

15 NOV 1979

MEMORANDUM AND ~~ARTICLES OF ASSOCIATION~~.

\- OF -

"THE AFRIKANDER LEASE LIMITED".

SANER & NATHAN,
SOLICITORS, NOTARIES & CONVEYANCERS,
AEGIS BUILDINGS.


OFFICE OF THE REGISTRAR OF COMPANIES
3 DEC 1921
PRETORIA


REGISTERED in Book
Folio this day
of
REGISTRAR OF COMPANIES

MEMORANDUM OF ASSOCIATION

OF THE

"THE AFRIKANDER LEASE LIMITED".

1. The name of the Company is "THE AFRIKANDER LEASE LIMITED."

2. The registered office of the Company will be situate in the TRANSVAAL.

3. The objects for which the Company

is established are:-

(1). To adopt and carry into effect either with or without modification a certain Agreement dated the 29th day of November, 1921, made between J. J. WESSELS, C. E. KNECHT and T. SIMPSON of the first part and REGINALD BLAIKE BAKER acting for and on behalf of the Company of the second part , and to enter into a Notarial Lease or Tributing Agreement with "THE AFRIKANDER PROPRIETARY GOLD MINES LIMITED" in respect of the gold mine situate in the KLERKSDORP DISTRICT.

(2). To search for, prospect, examine

and explore mines and grounds supposed to contain coal, diamonds, gold, silver and other precious stones or metals, brick earth, valuable earths and clays and other valuable substances and minerals, and to search for and obtain information in regard to mines, mining districts and locations.

(3). To purchase, take on lease, peg or otherwise acquire coal mines, diamond mines, gold mines, mining rights, concessions, claims, land containing or supposed to contain coal, diamonds, gold, silver, precious stones, oil shale, valuable earths and other valuable substances and minerals in general or any of them, to acquire farms and other lands in South Africa or elsewhere and either absolutely or conditionally and either solely or

jointly with others and to explore, develop, exercise, and turn to account the same.

(4). To crush, win, get, quarry, calcine, refine, dress concentrate, amalgamate, manipulate and prepare for market coal, ore, metal, metalliferous quartz, brick earth, clay, bricks and mineral substances of all kinds (whether auriferous or not) and precious stones, and generally to carry on any metallurgical operations which may seem conducive to any of the Company's objects.

(5). To buy, sell, manufacture and deal in coal, oil, metals, minerals, precious stones, plant, machinery, implements, conveniences, provisions and things capable of being used in connection with mining and metallurgical operations or required by workmen or otherwise employed by the Company.

(6). To construct, maintain and alter any building or works necessary or convenient for the pur-

- pose -

pose of the Company, and to enter into negotiations with any Government for the purpose of building railways.

(7). To acquire by purchase, concession or lease or take in exchange or otherwise, or to erect and construct, maintain, alter and improve , menage, work, control, superintend, sell lease out, or otherwise dispose of any roads, ways, bridges, weighing machines, reservoirs, water-courses, water-rights, acquoducts, wharves, furnaces, saw-mills, crushing works, contracting works, hydraulic works, electricalworks, metallurgical works, factories, warehouses, shops and other works and conveniences which may seem directly or indirectly conducive to any of the objects of the Company, and to contribute to, subsidise or otherwise aid or take part in any such operations.

(8). To buy, sell, refine and deal in gold, dia-

monds or other precious stones, bullion, specie, coin and precious metals.

(9). To establish, manage and assist chemical and assaying laborities for analytical and testing purposes, and generally to carry on and promote the objects of mineralogists, metallurgists and amalgamators.

(10). To develop and turn to account any land acquired by or in which the Company is interested, and, in particular, by laying out the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, supplying with water, draining, farming, cultivating, letting on building lease or building agreement, and by advancing money to and entering into contracts and arrangements of all kinds with

builders, tenants and others.

(11). To purchase or otherwise acquire any patents, brevets d'invention, licences, concessions and the like, conferring any exclusive or non-exclusive or limited rights to use any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated, directly or indirectly to benefit the Company, and to use, exercise and develope or grant licences in respect of, or otherwise turn to account the property and rights so acquired.

(12). To enter into any arrangements with any Government or athorities, supreme, municipal, local or otherwise, that may seem conducive to the Company's objects or any of them, and to obtain from any such Government or authorities any rights,

- privileges -

privileges or concessions which the Company may think it desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(13). To acquire, carry on and undertake all or any part of the business, property and liabilities of any person or Company carrying on business similar to that which the Company is authorised to carry on, or possessed of rights or property suitable for any of the purposes of the Company, and to purchase, acquire, sell and deal with the shares and securities of any such person or Company.

(14). To enter into partnership or into any arrangements for sharing profits, union of interests, co-operation, joint adventure, reciprocal, concession or otherwise, with any person or Company carrying on or engaged in or about to carry

on, or engage in, any business or transaction which the Company is authorised to carry on or engage in, or any business or transactions capable of being conducted so as directly or indirectly to benefit the Company, and to lend money to, guarantee the contracts of, or otherwise acquire shares and securities of any such Company and to sell, hold, re-issue with or without guarantee, or otherwise deal with the same.

(15). To sell the undertaking of the Company or any part thereof for such consideration as the Directors of the Company may think fit, and in particular, for shares, debentures, securities of any other Company, having objects altogether or in part similar to the objects of the Company.

(16). To promote any other Company for the purpose of acquiring all or any of the property and liabilities of the Company, or of

any other purpose which may seem directly or indirectly calculated to benefit the Company and to subsidise or otherwise assist any such Company.

(17). To take or otherwise acquire and hold shares in any other Company having objects altogether or in part similar to those of this Company or carrying on any business capable of being conducted so as to directly or indirectly benefit the Company.

(18). To amalgamate with any other Company having objects altogether or in part similar to those of this Company.

(19). To distribute any of the property of the Company among the Members in specie.

(20). Generally to purchase, take on lease, or in exchange, hire or otherwise acquire any property, real or personal, movable or immovable, and any rights or privileges

which the Company may think necessary or convenient for the purpose of its business, and in particular any land, buildings, easements, machinery, plant, stock-in-trade, and to pay for such properties, rights and privileges either in cash or in stock or in shares of the Company, or partly in cash or partly in shares or otherwise.

(21). To invest and deal with the moneys of the Company not immediately required upon such securities not being shares of the Company, as may from time to time be determined.

(22). To lend money to such persons and on such terms as may seem expedient, and in particular to customers and other s having dealings with the Company and to guarantee the performance of contracts by such persons.

(23). To borrow or raise money in such manner

as the Company shall think fit, and in particular, by issue of debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property, both present or future, including its uncalled capital.

(24). To remunerate any person or Company for services rendered in placing or assisting to place any of the shares in the Company's Capital or any Debentures orother securities of the Company, orin or about the promotion of the Company or the conduct of its business.

(25). To open and operate upon Banking Account and to make, accept, endorse, execute and issue Promissory Notes, Bills of Exchange, debentures and other negotiable and transferable instruments other than share warrants.

(26). To open and keep Foreign or Colonial

Registers in England or in English Colonies, the Continent of Europe or elsewhere, and to allocate any number of shares of the Company to such Register to alter the names of shares so allocated and to close such Registers as may from time to time be determined.

(4) (27). To sell, improve, manage, develop, lease, mortgage or dispose of the whole or any portion of the property and rights of the Company, including the granting of powers and rights to work any mines or claims of the Company.

(28). To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights and to do all such other things as may be

- conducive -

conducive or incidental to the attainment of the above objects.

(29). to procure the shares, stock or debentures of the Company to be recognised by and specially quoted on any Stock Exchange or Bourse in South Africa, Europe and elsewhere and to comply with the rules and regulations of every such Exchange or Bourse.

(30). To establish and subsidise any hospitals, institutions, associations, clubs and conveniences for the benefit of the Company's employees or of any person in whose welfare the Company is interested, and in particular, to effect insurance against or upon the contingency of death or injury by reason of accidents of any description to such employees or other person.

(31). To do all or any of the above things in

any part of the world and as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others. AND it is hereby declared that the word Company in this Clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the Transvaal Province, or elsewhere, and the intention is that the objects specified in each paragraph of this Clause shall, except where otherwise expressed in such Paragraph, be in no wise limited or restricted by reference to or inference from the terms of any other paragraph, or the name of the Company.

LIMITED LIABILITY OF MEMBERS.

4. The liability of the Members is limited.

C A P I T A L.

5. The Capital of the Company is £25,000 . 0. 0. (Twenty-five Thousand Pounds Sterling) divided into 25,000 (Twenty-five thousand) Shares of the nominal value of £1. 0. 0. (One Pound Sterling) each, 2,500 (Two Thousand, Five Hundred) whereof shall be issued fully paid up to the parties named in the Agreement dated the 29th day of November, 1921, referred to in paragraph 3, sub-section (1) hereof.

Amended 5/9/61



We, the several persons whose names and addresses are hereunto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number

- of -

of shares in the Capital of the Company set opposite our respective names.

Dated the 29th day of November 1921.

Names, Addresses & Description of Subscribers.	No of Shares taken by each Subscriber.
C R Knight [illegible] Box 3286 Johannesburg First Floor Oceana Buildings Simmonds St.	3000
J. W. Daniels 3rd Street Mining Engineer Lower Houghton Estate Johannesburg	2000
[illegible] Simpson Mining Engineer Oudorkoppies, Oxford Road, Parktown, Johannesburg.	1000
	6000.

Witness to all the above signatures this 29th day of NOVEMBER, 1921.

A.D. Hodgson
Chartered Accountant
16, African Banking Corporation Chambers
Fox St.
Johannesburg.

Form C. 6.

No. 6955.



5 DEC 1921
PRETORIA

Certificate of Incorporation.



I hereby Certify

THAT THE

"THE AFRIKANDER LEASE LIMITED"

is this day incorporated under the Companies Act, 1909 (Act No. 31 of 1909), and that the Company is LIMITED.

Given under my hand at PRETORIA

this Third *day of* December

One thousand Nine hundred and Twenty-one



Registrar of Companies.

BARCLAYS BANK D.C.O.

No. [illegible]



Sertifikaat van Registrasie

VAN BEVEL VAN HOF EN MINUUT BETREFFENDE
VERMINDERING VAN KAPITAAL.

Certificate of Registration

OF ORDER OF COURT AND MINUTE ON
REDUCTION OF CAPITAL.

Die
The [illegible] LIMITED

Beperk
Limited,

het sy KAPITAAL PER SPESIALE BESLUIT VERMINDER, soos bekragtig by 'n bevel van die
having by SPECIAL RESOLUTION REDUCED ITS CAPITAL, as confirmed by an Order of the

[illegible] Local Division)

gedateer die / *dated the* [illegible] *dag van* / *day of* [illegible], 1961.

Ek Sertifiseer hierby *dat gemelde bevel en minuut, wat die huidige kapitaal en aandele van die Maatskappy aantoon soos dit by gemelde bevel vasgestel is, geregistreer is.*

I hereby Certify *the Registration of the said Order and a Minute, showing the present Capital and Shares of the Company, as fixed by the said Order.*

Gegee onder my hand te PRETORIA op hede die [illegible] *dag van*
Given under my hand at PRETORIA, this [illegible] *day of*

in die jaar Eenduisend Negehonderd
[illegible] *One thousand Nine hundred and* [illegible]

Registrateur van Maatskappye.
Registrar of Companies.

G.P.-S.1924555—1957-8—2,000.

THE COMPANIES ACT, 1926,
As Amended

SPECIAL RESOLUTION

OF

THE AFRIKANDER LEASE LIMITED

Notice of Meeting given to Members: 12th December 1947.

Passed: 13th January, 1948.

RESOLVED:

1. THAT the Authorised Capital of the Company be and it is hereby increased from £25,000 (Twenty-five thousand pounds) to £75,000 (Seventy-five thousand pounds) by the creation of 50,000 (Fifty thousand) new shares of £1 (one pound) each, ranking in all respects pari passu with the existing issued shares of the Company.

2. THAT the Directors be and they hereby are empowered to issue the new shares so created to such persons, at such price and upon such terms as they consider fit.

Registered by the Registrar of Companies on 19th January 1948.

10s
Revenue
Stamp

THE COMPANIES ACT, 1926

SPECIAL RESOLUTION

OF

THE AFRIKANDER LEASE LIMITED

Notice of Meeting given to Members: 29th May 1954.

Passed: 22nd June 1954.

RESOLVED:

That each of the issued and fully paid shares in the capital of the Company, being 75,000 (Seventy-five Thousand) shares of the nominal value of £1 (One Pound) each, is hereby sub-divided into 4 (four) shares of the nominal value of 5/- (Five Shillings) each.

That the capital of the Company be increased from £75,000 (Seventy-five Thousand Pounds) divided into 300,000 (Three Hundred Thousand) shares of 5/- (Five Shillings) each to £350,000 (Three Hundred and Fifty Thousand Pounds) divided into 1,400,000 (One Million Four Hundred Thousand) shares of 5/- (Five Shillings) each by the creation of 1,100,000 (One Million One Hundred Thousand) new shares of 5/- (Five Shillings) each, ranking pari passu in all respects with the existing shares of the Company.

NORTHERN AFRICAN MINING & FINANCE LIMITED
Secretaries

per: W.E. DOBIE

REGISTERED 22-6-54

W. WEBER

For Registrar of Companies

Uncancelled
10/-
Revenue
Stamp

THE COMPANIES ACT, 1926
As Amended

SPECIAL RESOLUTION

OF

THE AFRIKANDER LEASE LIMITED

Notice of Meeting given to Members: 15th February 1957.

Passed: 15th March 1957.

RESOLVED:

THAT the capital of the Company be increased from £350,000 (Three Hundred and Fifty Thousand Pounds) divided into 1,400,000 (One Million, Four Hundred Thousand) shares of 5/- (Five Shillings) each to £550,000 (Five Hundred and Fifty Thousand Pounds), by the creation of

465,000 (Four Hundred and Sixty-Five Thousand) shares of 5/- (Five Shillings) each, ranking in all respects pari passu with the existing shares as from the respective dates of issue thereof,

and

335,000 (Three Hundred and Thirty-Five Thousand) "A" shares of 5/- (Five Shillings) each, to which the following rights, privileges and conditions shall attach:

(a) The "A" shares shall rank pari passu in all respects with the other shares in the capital of the Company, as from the respective dates of issue thereof, save only that the "A" shares shall not be entitled to participate in any dividend, irrespective of the date of declaration thereof, which may be declared in respect of the period ending 31st December, 1957.

(b) With effect from 1st January, 1958, the designation of the "A" shares shall be changed by the deletion of the letter "A" and thereafter such shares shall become identical in all respects with the existing shares in the capital of the Company.

NORTHERN AFRICAN MINING & FINANCE LIMITED
Secretaries

per: D.R. BURTON



REGISTERED 15-3-57

W. WEBER

For Registrar of Companies

Uncancelled
10/-
Revenue
Stamp

THE COMPANIES ACT, 1926

SPECIAL RESOLUTION

OF

THE AFRIKANDER LEASE LIMITED

Notice of Meeting given to Members: 11th August, 1961.

Passed: 5th September, 1961.

RESOLVED:

(a) THAT the capital of the Company be reduced from the sum of R1,100,000, divided into 2,200,000 shares of 50 cents each, all fully paid, to the sum of R44,000, divided into 2,200,000 shares of 2 cents each, fully paid, and that the reduction be effected by returning the capital thereby released (i.e., 48 cents per share) at such times and in such amounts as the Directors in their discretion may decide to the members for the time being of the Company (i.e., the members registered in the Company's share register at respective dates fixed by the Directors for the purpose of determining the persons entitled to payment of the particular amounts declared by them to be payable), provided that no part of the capital so released shall become claimable by or be paid to the members unless and until the Directors resolve that there are funds in excess of the then wants of the Company available for distribution and the Directors declare a specific amount per share to be due and payable.

(b) THAT the Chairman of the Company for the time being or any one of the Directors be and he is hereby authorised to apply to a competent Court for confirmation of the said reduction and to take all steps necessary to render it effective.

NORTHERN AFRICAN MINING & FINANCE LIMITED
Secretaries

per: J.S. HAMMILL

SPESIALE BESLUIT GEREGISTREER
SPECIAL RESOLUTION REGISTERED

OP
ON 18-10-61

W.K.N. MOUTON

Namens Registrateur van Maatskappye
For Registrar of Companies

COMPANIES ACT, 1973

Revenue
Stamps

SPECIAL RESOLUTION
(Section 200)
(To be lodged in duplicate)

Registration No. of company T 6955

THE AFRIKANDER LEASE LIMITED

Date of notice given to members: 5th February 1974
Date resolution passed : 28th February 1974

Special resolution passed in terms of section 75 of the Act.

RESOLVED

THAT the authorised capital of the company be increased from R44 000 (Forty Four Thousand Rand) divided into 2 200 000 (Two Million Two Hundred Thousand) shares of 2 (two) cents each to R103 500 (One Hundred and Three Thousand Five Hundred Rand) by the creation of 2 975 000 (Two Million Nine Hundred and Seventy Five Thousand) shares of 2 (two) cents each, ranking in all respects pari passu with the existing shares as from the respective dates of issue thereof.

AFRICAN FINANCE CORPORATION LIMITED
Secretaries

per: G.L. TALBOT

28th February 1974

SPESIALE BESLUIT GEREGISTREER
SPECIAL RESOLUTION REGISTERED

OP
ON 28-2-1974

W. WEBER

nms. Registrateur van Maatskappye
for Registrar of Companies

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

SPECIAL RESOLUTION
(Section 200)
(To be lodged in duplicate)

R5
Revenue
Stamps
(Cancelled)

Registration No. of company
T 6955

THE AFRIKANDER LEASE LIMITED

Date of notice given to members: 18th August 1976.
Date resolution passed: 23rd September 1976.
Special resolution passed in terms of section 75 of the Act.

RESOLVED

'That the authorised capital of the company be and it is hereby increased from R103 500, divided into 5 175 000 shares of 2 cents each, to R160 000, divided into 8 000 000 shares of 2 cents each, by the creation of 2 825 000 shares of 2 cents each, which shares shall, when issued and credited as fully paid, rank pari passu with the existing issued shares of the company.'

ANGLO AMERICAN CORPORATION OF SOUTH AFRICA LIMITED
Secretaries

per: C.R. BULL

Companies Secretary

23rd September 1976

SPESIALE BESLUIT GEREGISTREER
SPECIAL RESOLUTION REGISTERED
....
23-9-76
C.J.V. CRAFFERT
....
nms. REGISTRATEUR VAN MAATSKAPPYE
for REGISTRAR OF COMPANIES

checked up to date 17/8/64


15 MAR 1957
PRETORIA

ARTICLES OF ASSOCIATION

of

THE AFRIKANDER LEASE LIMITED.

DUTHIE, DOUGLAS, STUART & LOESER,
SOLICITORS,
506 A.B.C. CHAMBERS,
27 SIMMONDS STREET,
JOHANNESBURG.

10/
Revenue
Stamp

THE COMPANIES ACT, 1926,
As Amended

SPECIAL RESOLUTION

OF

THE AFRIKANDER LEASE LIMITED

Notice of Meeting given to Members: 15th February 1957

Passed: 15th March 1957.

RESOLVED:

THAT the new Articles of Association contained in Document "A" laid before this Meeting, and for purposes of identification signed by the Chairman thereof, be and they are hereby adopted as the Articles of Association of this Company to the exclusion of and in substitution for all the existing Articles of Association thereof.

NORTHERN AFRICAN MINING & FINANCE LIMITED
Secretaries

per: D.R. BURTON

Registered 15.3.57
W. WEBER
For Registrar of
Companies


1 5 MAR 1957
PRETORIA
OF COMPANIES

I certify that this document is a true
copy of the Articles of Association
laid before the meeting of shareholders
held on the 15th March 1957 and adopted
by special resolution of the shareholders.

Chairman.

THE COMPANIES ACT, 1926

(As Amended)

ARTICLES OF ASSOCIATION

of

THE AFRIKANDER LEASE LIMITED.

TABLE "A".

1. The regulations contained in Table "A" in the First Schedule to the Companies Act 1926 shall not apply to the Company.

INTERPRETATION.

2. In the interpretation of these presents, and unless contrary to the context, words signifying the singular number shall include the plural and vice versa, and words importing persons shall include

companies -

companies and corporations and words signifying the masculine shall include the feminine and words defined in the Act or in the Statutes shall have the meaning there assigned to them, and the following words and expressions shall have the following meanings, unless excluded by the subject or the context namely -

(a) "CAPITAL", "SHARES" and "DEBENTURES" mean respectively the capital, shares and debentures from time to time of the Company. "Shares" include stock and "debentures" include debenture stock.

(b) "COMPANY" when used with reference to the Company means THE AFRIKANDER LEASE LIMITED and when used generally includes a corporation.

(c) "DIRECTORS" means the Directors for the time being of the Company and the Alternate Directors appointed by them, or as the case may be, the Directors assembled at a Board.

(d) "DIVIDEND" includes a bonus.

(e) "FOREIGN COUNTRY" shall have the meaning attached thereto by the Statutes.

(f) "GAZETTE" means the Government Gazette of the Union of South Africa.

(g) "GENERAL MEETING" means according to the context an ordinary general meeting or an extraordinary general meeting of the Company duly constituted and any adjournment thereof.

(h) -

(h) "LOCAL COMMITTEE" means those persons duly appointed as such in terms of the provisions of Article 124 of these presents to act for the Company in such foreign country or countries for which they are so appointed.

(i) "MEMBERS" means the registered holders of shares or stock in the Company.

(j) "THE OFFICE" means the registered office for the time being of the Company.

(k) "ORDINARY MEETING" and "EXTRAORDINARY MEETING" mean respectively an ordinary general meeting and an extraordinary general meeting of the Company as defined in Article 65 of these presents, duly called and constituted or any adjournment thereof.

(l) "POWER OF ATTORNEY" shall mean the original or a notarially certified copy thereof.

(m) "PROXY" means a person duly appointed in accordance with the provisions of these presents to represent a member at any meeting or any adjournment thereof, and "Proxy form" means the written instrument appointing a person or persons to represent a member at any specified meeting or any adjournment thereof in the form provided for in pursuance of Article 86 of these presents.

(n) -

(n) "THESE PRESENTS" means the Articles of Association of the Company from time to time in force.

(o) "THE REGISTER" means the register of the members of the Company kept at the registered office of the Company, or at the office of the Transfer Secretary.

(p) "SECRETARY" means the person or persons acting as the Secretary or Secretaries of the Company for the time being.

(q) "SHARE WARRANT" means a warrant issued in terms of the Statutes and of Article 47 of these presents entitling the bearer thereof to the shares or stock of the Company therein specified.

(r) "SIGN" and "SIGNATURE" include respectively lithography, printing and names impressed with an india-rubber or other kind of stamp, or by a mechanical process.

(s) "SPECIAL RESOLUTION" shall have the meaning attached thereto by the Statutes.

(t) "THE STATUTES" means the Companies Act, 1926 (as amended) and any and every other Ordinance or Act from time to time in force concerning joint stock companies and necessarily affecting the Company.

(u) "TRANSFER SECRETARY" shall mean the person or persons for the time being appointed to act as Transfer Secretary or Transfer Secretaries of the Company.

(v) -

(v) "WRITING" includes printing, typewriting or any mechanical process or partly one and partly the other.

Subject as aforesaid, any words defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meaning in these presents.

FINANCIAL.

3. The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in any company to which it is subsidiary, nor shall the Company make a loan for any purpose whatever on the security of its shares or of the shares of any company to which it is subsidiary, and no part of the funds of a company shall be employed in loans to any company to which it is a subsidiary, unless all its shares are held by that company or by a subsidiary or nominee of that company or unless all its members consent to the loan, but nothing in this Article shall prohibit transactions permitted by the Statutes.

SHARES.

4. Shares shall, whether in the initial or in any increased capital, be issued to such person or persons and on such terms and conditions and with such rights

and -

and privileges and conditions attached thereto as the Company in general meeting may determine; provided that the Company may by resolution direct that the shares shall, subject to the provisions of the Statutes, be issued by the Directors to such person or persons on such terms and conditions and with such rights and privileges attached thereto as the Directors may determine.

5. Subject to the provisions of the Statutes, any preference share may with the sanction of a special resolution be issued on the terms that it is, or at the option of the Company is to be liable to be, redeemed, and the terms and manner of redemption of the said redeemable preference shares shall be fixed by the said special resolution by way of an addition to these presents.

6. The Company may, before the issue of any new shares, determine that the same or any of them shall be offered in the first instance either at par or at a premium to all the members in proportion to the amount of the capital held by them, or make any other provision as to the issue and allotment of the new shares.

7. As regards all allotments of shares from time to time made, the Directors shall comply with the Statutes.

8. Subject to the provisions of the Statutes, the Company may at any time pay a commission to any person

for -

for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, and any such commission may be paid or agreed to be paid out of capital or out of profits, whether current or standing to reserve or carried forward, or out of both capital and profits, but so that the commission shall not exceed ten per centum (10%) on the shares in each case subscribed or to be subscribed, and the statutory conditions and requirements shall be observed and complied with in respect thereof. Any such commission shall be calculated on the price at which the shares are issued, and may be satisfied in whole or in part in fully paid-up shares in the Company, provided that no such commission nor any portion thereof shall be paid in shares without the sanction of the Company in general meeting first having been obtained.

9. If any shares of the Company shall be issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest at a rate not exceeding six per centum (6%), or such lower rate as may for the time being be prescribed by the Minister, as defined in the Statutes, on so much of that share capital as is for the time being paid up for the period, and subject to the conditions and

restrictions -

restrictions specified in the Statutes, and may charge the same to capital as part of the cost of construction of the works or buildings or the provision of the plant.

10. In the case of any share registered in the names of two or more persons as joint holders, the person first named in the Register shall, save as may otherwise be provided in these presents, be the only person recognised by the Company as having any title to such share and to the certificate therefor.

Upon the death, insolvency or placing under curatorship by reason of insanity or prodigality of any joint holder of any share, the sole remaining joint holder or the first named of two or more remaining joint holders, as the case may be, shall be the only person recognised by the Company as having any title to such share. Nothing herein contained shall release the estate of a deceased, insolvent, insane or prodigal joint holder from any liability in respect of any shares jointly held by him.

11. No person shall be recognised by the Company as holding any share upon any trust, and no notice of any trust expressed or implied or constructive shall be entered in the Register or be receivable by the Company, and the Company shall not, except only as otherwise provided by these presents or by the Statutes or by any order of a Court of competent jurisdiction, be bound by or compelled in any way to recognise any equitable, contingent, future, partial or representative interest in any share or any right in or in respect of any share, other than an absolute

right -

Revenue
Stamp

THE COMPANIES ACT, 1926,
As Amended

SPECIAL RESOLUTION

OF

THE AFRIKANDER LEASE LIMITED

Notice of Meeting given to Members: 31st August, 1971.

Passed: 22nd September, 1971.

RESOLVED:

THAT the articles of association of the company be and they are hereby altered and amended as set out hereunder:-

(i) Article No. 12:

Delete the present article No. 12 and substitute in place thereof the following new article No. 12-

"12 The certificate of title to a share-

(a) shall be issued under the authority of the directors (or of a committee of directors or local board or committee when authorised by the directors) in such manner and form as the directors prescribe;

(b) may be under the seal of the company;

(c) shall

(i) bear the signatures of-

(A) one (or where no seal is used, two) director and
(B) the secretary or transfer secretary
or

(ii) bear the signatures of-

(A) one (or where no seal is used, two) member of a local board or committee
and
(B) the local secretary or the local transfer secretary."

(ii) Article No. 12 (A):

The following additional new article No. 12 (A) to be inserted after article No. 12-

"12(A) The directors may determine either generally or in any particular case that any signature required in terms of article 12 may be affixed by such mechanical means as is specified in that resolution, provided that every certificate, which it is determined shall be signed in that manner, has first been approved in writing for signing by the auditors, internal or transfer auditors, transfer secretaries or bankers of the company or by the internal or transfer auditors of any company which is the secretary, transfer secretary or registrar of the company."

(iii) Article No. 127:

Delete the present article No. 127 and substitute in place thereof the following new article No. 127-

"127 (a) The company may be provided with a seal on which its name shall be engraved in legible characters.

(b) The company may exercise the powers (which shall be vested in the directors) given by the Statutes with respect to the use of seals in foreign countries.

(c) If the company has a seal, then that seal shall not be affixed to any instrument except by the authority of a resolution-

(i) of the directors, or

(ii) of a committee of directors, or

(iii) in the case of an official seal in a foreign country, of a local board or committee acting under authority delegated to it by the directors.

(d) Subject to the provisions of article 12-

(1) one director and the secretary,
or

(ii) such other persons as the directors may appoint for the purpose,
or

(iii) one member of a local board or committee and the secretary of the local board or committee, or such other persons as the local board or committee may appoint for that purpose,

shall sign every instrument to which the seal of the company is affixed."

AFRICAN FINANCE CORPORATION LIMITED
Secretaries

per: G.L. TALBOT

SPESIALE BESLUIT GEREGISTREER
SPECIAL RESOLUTION REGISTERED

OP
ON 21-10-1971

W. WEBER

Namens Registrateur van Maatskappye
For Registrar of Companies

right to the entirety thereof in the registered holder and such other rights in case of transmission thereof as are hereinafter mentioned.

CERTIFICATES.

New Article 12 & 12A - adopted 22nd September 1971

12. The certificates of title to shares and (See Resolution debentures shall be issued under the authority of the Directors, or of a Local Committee when authorised thereto by the Directors, in such manner and form as the Directors may from time to time prescribe, and shall bear the signatures of two Directors and of the Secretary or of two members of a Local Committee and of the Local Secretary, or alternatively shall be under the Seal of the Company and shall bear the signature of one Director and of the Secretary, or of one member of the Local Committee and of the Local Secretary. All such signatures shall be autographic unless the Directors by resolution shall determine that the signatures of Directors generally or in any particular case or cases shall be affixed by mechanical means to such certificates as the internal or external auditors or transfer auditors or bankers of the Company shall prior thereto in writing have approved for signing in that manner by the Company.

13. Each member shall be entitled, subject to Articles 10 and 14 of these presents, to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Provided that in the case of a share held jointly by several persons the Company shall not be bound to issue

more -

more than one certificate therefor and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. Every certificate of shares shall specify the number of shares in respect of which it is issued, and the nominal value per share, and if the shares of the class concerned are numbered then also the distinctive numbers of the shares in respect of which it is issued, but if the shares of any class are not numbered the relative share certificates shall each be distinguished by its appropriate number and by such endorsement as is required under the Statutes. Every member shall be entitled to one certificate of shares gratis, but for every subsequent certificate issued other than a balance certificate, the Directors shall be at liberty except in the Union of South Africa to make such charge as they may from time to time see fit not exceeding one shilling per certificate.

14. The Directors may make it a condition to the issue of any partly paid shares that the member in whose name they are registered shall not be entitled to receive any certificate with respect to such shares whilst partly paid, and that such shares shall not be transferable until they are fully paid up.

15. If any certificate be worn out or defaced then upon production thereof to the Company the same may be cancelled and a new certificate in lieu thereof be issued, and if any certificate be lost or destroyed then upon proof thereof to the satisfaction of the

Directors, -

Directors, and, on such indemnity being given and after such advertisement (if any) of the loss or destruction as the Directors deem adequate at the expense of the party claiming the new certificate, a new certificate in lieu thereof may be given to the party entitled to such lost or destroyed certificate. In case of loss or destruction the member to whom the new certificate is given shall repay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and to such indemnity.

16. The Directors shall be at liberty except in the Union of South Africa to make such charge, not exceeding one shilling, as they may from time to time see fit for every certificate issued under the last preceding Article, together with any stamp duty payable on such certificate.

CALLS.

17. The Directors may from time to time make such calls as they may think fit upon the members in respect of all moneys unpaid upon the shares held by them respectively which have not been made payable at fixed times by the conditions of allotment thereof, and each member shall pay the amount of every call so made on him to the persons and at the times and places appointed by the Directors. A call may be made payable by instalments.

18. A call shall be deemed to have been made at the time when the resolution of the Directors authorising

such -

such call was passed, and shall be payable at such time and in such manner as the Directors may decide upon or agree to.

19. Twenty-five (25) days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid, provided, however, that if notice to members on the branch or other register kept in London is sent from the London office of the Company, then fourteen (14) days' notice at least of any call shall be given to all members. Before the time of payment the Directors may, by notice in writing to the members or by advertisement, revoke the call or extend the time of payment.

20. If the sum payable in respect of any call or instalment which, by the terms of the issue of a share becomes payable at a fixed time, is not paid on or before the day appointed for payment thereof, the registered holder for the time being of the shares in respect of which the call shall have been made, or the instalment shall be due, shall pay interest thereon at the rate of ten per centum (10%) per annum, or at such less rate as the Directors may determine, from the day appointed for the payment thereof to the date of actual payment; but the Directors may, when they think fit, remit altogether or in part any sum becoming payable for interest under this Article.

21. The Directors may make arrangements, on the issue of shares, for a difference between classes of shareholders in the amounts and times of payment of calls on their shares.

22. The joint holders of a share shall be severally as well as jointly liable for the payment of all instalments and calls due in respect of such shares.

23. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the money due upon the shares held by him beyond the sum actually called for, and upon the moneys so paid in advance, or as much thereof as from time to time exceeds the amount of the call then made upon the shares in respect of which such advance has been made, the Company may pay interest at such rate as the member paying such sum in advance and the Directors agree upon; if the whole amount unpaid on any shares be paid, the Company shall issue those shares as fully paid up.

24. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the Minute Book of the Company or of the proceedings of the Directors; and that notice of such call was duly given to the member sued in pursuance of these presents: and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

FORFEITURE -

FORFEITURE AND LIEN.

25. If any member fails to pay any call or instalment on or before the day appointed for the payment of the same, the Directors may at any time thereafter, during such time as the call or instalment remains unpaid, serve a notice on such member requiring him to pay the same, together with interest that may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

26. The notice shall name a day (not being less than fourteen (14) days from the date of the notice) and a place or places on and at which such call or instalment and such interest and expenses as aforesaid are to be paid. The notice shall also state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

27. If the requirements of any notice as aforesaid are not complied with, any shares in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments, interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

28. When any share shall have been so forfeited notice of the resolution shall be given to the member in whose name it stood prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, and the member shall be bound to deliver and shall forthwith deliver to the Company the certificate, or certificates, held by him for the share or shares so forfeited.

29. Any shares so forfeited shall be deemed to be the property of the Company, and the Directors may sell, re-allot or otherwise dispose of the same in such manner as they think fit.

30. The Directors may at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of annul the forfeiture thereof upon such conditions as they think fit.

31. Any member whose shares have been forfeited shall, notwithstanding, be liable to pay and shall forthwith pay to the Company all calls, instalments, interest and expenses owing upon or in respect of such shares at the time of forfeiture, together with interest thereon from the time of forfeiture until payment at the rate of ten per centum (10%) per annum, and the Directors may enforce the payment of such moneys or any part thereof if they think fit but shall not be under any obligation so to do.

32. The Company shall have a first and paramount lien upon all the shares (not being fully paid up shares) registered in the name of each member (whether solely or jointly with others) for his debts, liabilities and engagements solely or jointly with any other person to or with the Company in respect of such shares, whether the period for the payment, fulfilment or discharge thereof shall have actually arrived or not; and such lien shall extend to all dividends from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of the Company's lien (if any) upon such shares.

33. For the purpose of enforcing such lien, the Directors may sell all or any of the shares subject thereto in such manner as they think fit, but no sale shall be made until such period as aforesaid shall have arrived and until notice in writing of the intention to sell shall have been served on such member, his executors or administrators, and default shall have been made by him or them in the payment, fulfilment or discharge of such debts, liabilities or engagements for seven (7) days after service of such notice.

34. The net proceeds of any such sale shall be applied in or towards satisfaction of the debts, liabilities or engagements and the residue (if any) paid to such member, his executors, administrators or assigns.

35. Upon any sale after forfeiture or for enforcing a lien in purported exercise of the powers hereinbefore given, the Directors may cause the purchaser's name to be entered in the register in respect of the shares sold, and the purchaser shall not be bound to see to the regularity of the proceedings or to the application of the purchase money, and after his name has been entered in the register in respect of such shares the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

36. A declaration made by the Secretary or other qualified officer of the Company that a share has been duly forfeited and sold in accordance with these presents shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to such share, and such declaration and the receipt of the Company for the price of such share shall constitute a good title thereto, and a certificate of proprietorship shall be delivered to the purchaser, and thereupon he shall be deemed the holder of such share, discharged from all calls due prior to such purchase (unless otherwise expressly agreed), and his title to such share shall not be affected by any fact, omission or irregularity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of such share.

TRANSFER AND TRANSMISSION OF SHARES.

37. Subject to the provisions of the laws for the

time -

time being in force relating to stamp duty or duty upon the estates of deceased persons, and to any other statutory restrictions on transfer, shares shall be transferable subject to the provisions of these presents.

38. The instrument of transfer of any share shall be signed by the transferor and the transferee, and the transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect thereof. The Directors may, however, in their discretion, dispense with the signature of the transferee in such cases as they may deem fit.

39. The instrument of transfer of any share shall be in writing in the usual common form, or in such form and signed in such manner as the Directors shall from time to time determine.

40. The Directors may, in the case of shares not fully paid up, decline to register any transfer thereof if the Company has a lien thereon or if the transfer is to a transferee of whom they do not approve, and they may also decline to register any transfer to a minor or to a person of unsound mind of any shares whether fully paid up or not.

41. Every instrument of transfer shall be left at the transfer office of the Company at which it is presented for registration accompanied by the certificate of the shares to be transferred and/or such other evidence as the Company may require to prove the title of the transferor or his

right -

right to transfer the shares. All authorities to sign transfer deeds granted by members for the purpose of transferring shares which may be lodged, produced or exhibited with or to the Company at any of its proper offices shall, as between the Company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon, till such time as express notice in writing of the revocation of the same shall have been given and lodged at each of the Company's offices at which the authority was lodged, produced or exhibited. Even after the giving and lodging of such notice, the Company shall be entitled to give effect to any instruments signed under the authority to sign and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member unless a duly certified copy of such agent's authority be produced and filed with the Company. The Directors may, on such production and filing, charge a fee not exceeding two shillings and sixpence (2s.6d.) as they may from time to time determine, provided that no such fee shall be charged within the Union of South Africa.

42. All instruments of transfer which shall be registered shall be retained by the Company, but

any instrument of transfer which the Directors may decline to register shall (except in the case of fraud), on demand, be returned to the person depositing the same.

43. The Directors shall be at liberty except in the Union of South Africa to charge any fee, not exceeding two shillings and sixpence (2s.6d.) for every one hundred (100) shares or part thereof, on the transfer of shares as they may from time to time deem fit, and may require such fee to be paid before the registration of transfer.

44. The transfer books and register of members may, upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the office of the Company is situate, and, in the case of any branch register in the manner required by the Statutes, be closed during such time as the Directors think fit, not exceeding in the whole sixty (60) days in each year.

45. The executor or administrator of a deceased member or the trustee of an insolvent member and the curator of any insane or prodigal member or any person duly appointed by competent authority to represent or act for any member shall, subject to the provisions of Article 10 of these

presents -

presents regarding joint holders, be the only person recognised by the Company as having any title to any share registered in the name of such member.

46. Subject to any laws for the time being in force relating to stamp duty or duty upon deceased estates, any person recognised in terms of Article 10 or of the preceding Article 45 of these presents as having any title to any share and also the legal guardian of any minor member and any husband obtaining title to any share by reason of his marriage to a female member, and any person who obtains title to any share by operation of law in any other manner, may upon producing such evidence as to the capacity in which he claims to act under this Article or as to his title, as the Directors think sufficient, and subject to the provisions as to transfer hereinbefore contained, transfer such share to himself or to any other person. This Article is hereinafter referred to as "the Transmission Article".

SHARE WARRANTS.

47. Subject to the provisions of the Statutes and of any laws or statutory regulation or the legitimate requirements of any statutory body in force from time to time relating thereto, the Company, and accordingly the Directors, and if so authorised a Local Committee, may in their discretion

issue -

issue warrants (hereinafter called share warrants) stating that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of future dividends on the shares included in such share warrants. Notwithstanding the provisions of this Article the Company is prohibited from issuing share warrants unless and until its objects are altered to permit the issue thereof.

48. A share warrant shall entitle the bearer to the shares therein specified, and such shares shall be transferable by the delivery of the share warrant and the provisions of these presents in respect of transfer and transmission of shares shall not apply thereto.

49. The Directors may determine and from time to time vary the form, language and conditions upon which share warrants shall be issued, and upon which a new share warrant or coupon shall be issued in the place of one defaced or destroyed, and upon which the bearer shall be entitled if at all to attend and vote at general meetings and to exercise any of the other privileges of a member, and upon which a share warrant may be surrendered and the name of the holder thereof entered in the Register of Members in respect of the shares therein specified. No new share warrant shall be issued in place of one lost unless its destruction is proved to the satisfaction of the Directors.

50. The shares specified in a share warrant shall not serve as a qualification for being a Director of the Company. Notwithstanding anything

to -

to the contrary in any conditions applicable to any share warrant the bearer of a share warrant shall be subject to the conditions for the time being and from time to time in force whether made before or after the issue thereof.

CONVERSION OF SHARES INTO STOCK.

51. The Company may by special resolution convert any paid-up shares into stock, and may re-convert any stock into paid-up shares of any denomination, and may by such a resolution provide that any shares shall, when they are issued and fully paid-up, be automatically converted into stock.

52. When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in general meeting shall direct, but in default of any such direction then in the same manner, and subject to the same regulations, as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit. But the Directors may from time to time, if they think fit, fix the minimum amount of stock transferable, which shall not exceed the nominal amount of the shares from which the stock arose, and direct that fractions of such minimum shall not be dealt with, but with power, nevertheless, at their discretion, to waive such rules in any particular cases.

53. The stock shall confer on the holders respectively the same privileges and advantages as regards participation in profits and voting at meetings of the Company, and for other purposes, as would have been conferred by shares of equal amount, but so that none of such privileges or advantages, except the participation in the profits of the Company, shall be conferred by such aliquot part of stock as would not, if existing in shares, have conferred such privileges and advantages and save as aforesaid all the provisions herein contained shall, so far as circumstances will admit, apply to stock as well as to shares. No such conversion shall affect or prejudice any preference or other special privilege.

54. Such of the regulations of the Company (other than those relating to share warrants) as are applicable to paid-up shares shall apply to stock.

INCREASE AND REDUCTION OF CAPITAL.

55. The Company in general meeting may from time to time by special resolution increase the capital of the Company by the creation of new shares of such amounts as may be deemed expedient.

56. (1) The Company may from time to time by special resolution reduce its share capital and any share premium

account -

account in any way, and in particular, without prejudice to the generality of the power hereby conferred, may extinguish or reduce the liability on any of its share capital not paid up, or, either with or without extinguishing or reducing liability on any of its shares, cancel any paid-up share capital which is lost, or unrepresented by available assets, or, either with or without extinguishing or reducing the liability on any of its shares, pay off any paid-up share capital which is in excess of the wants of the Company.

(2) The Company may also by special resolution cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

ALTERATIONS OF CAPITAL.

57. The Company may alter the conditions of its Memorandum of Association by special resolution so as:-

(a) To consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares; or

(b) -

(b) To divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association by sub-division of its existing shares or any of them, subject nevertheless to the provisions of the Statutes, and so that, as between the resulting shares, one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares.

(c) To vary the rights attached to any shares not yet issued.

MODIFYING RIGHTS.

58. If at any time the capital by reason of the issue of preference shares or otherwise is divided into different classes of shares, all or any of the rights, privileges or conditions attached to any class of shares may, subject to the provisions of the Statutes, be modified in any way or abrogated:

(a) Either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class, or

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ORDINARY RESOLUTION

Registration No. of company
T 6955

THE AFRIKANDER LEASE LIMITED

Date of notice given to members: 18th August 1976
Date resolution passed : 23rd September 1976

RESOLVED

2. "That the amount that the directors are entitled to raise, borrow or secure for the purpose of the company in terms of Article 59 of the Articles of Association of the company is increased from £550 000 (R1 100 000) to R5 000 000 (five million rand)".

ANGLO AMERICAN CORPORATION OF SOUTH AFRICA LIMITED
Secretaries

per: C.R. BULL

Companies Secretary

23rd September 1976

(b) With the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these presents relating to general meetings of the Company shall mutatis mutandis apply except that the quorum shall be two persons holding or representing by proxy one-half of the nominal amount of the issued shares of that class, but if at any adjourned meeting such quorum is not present the members present shall form a quorum.

This Article is not by implication to curtail the power of modification which the Company would have if the Article were omitted.

BORROWING POWERS.

59. The Directors may from time to time at their discretion borrow or raise or secure the payment of any sum or sums of money for the purposes of the Company, but so that the aggregate amount at any time owing by the Company and its subsidiary companies (exclusive of inter-company borrowing) shall not, except with the consent by ordinary resolution of the Company in general meeting, exceed the sum of ~~£550,000 (Five Hundred and Fifty Thousand Pounds).~~ R5 000 000,00 (five million rand).

No -

amended in terms of ordinary resolution passed 23/9/76

No lender or other person dealing with the Company shall be concerned to see or enquire whether these limits are observed. The Company may by ordinary resolution in general meeting authorise the Directors to borrow, raise or secure any sum or sums of money without limitation for the purposes of the Company.

60. The Directors may raise or secure the payment or repayment of such moneys in such manner and upon such terms and conditions in all respects as they think fit, and in particular by mortgage bond or by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

61. Debentures, debenture stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

62. Any debentures, debenture stock, bonds or other securities may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender and drawings, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise shall be given save with the sanction of the Company in general meeting.

63. The Directors shall cause a proper register to be kept in accordance with the provisions of the Statutes of all mortgages and charges specifically affecting the property of the Company, and they shall cause to be entered in such register in respect of each mortgage or charge a short description of the property mortgaged or charged, the amount of charge created, the name of the mortgagee or person entitled to such charge and such further particulars as the provisions of the Statutes require.

GENERAL MEETINGS.

64. Save as is provided for in the Statutes, an annual general meeting shall be held not later than six months after the end of each financial year of the Company, and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting of the Company shall be held at such place and at such time as the Directors may from time to time determine.

65. The abovementioned annual general meetings shall be called "ordinary meetings" and all other meetings of the Company shall be called "extra-ordinary meetings".

66. The Directors may, whenever they think fit, convene an extraordinary meeting, and the Directors shall forthwith proceed to convene an extraordinary meeting if and when required so to do in accordance with the provisions of the Statutes.

67. Twenty-one days' notice at the least shall be given of all general meetings, provided, however, that all notices shall be simultaneously despatched, in respect of those members whose registered addresses are in the United Kingdom from the Company's office in the United Kingdom, and in respect of those members whose registered addresses are in the Union of South Africa from the registered office. Provided further that if through inadvertence or circumstances beyond the control of the Company any notices required to be so despatched are not sent simultaneously it shall not invalidate any business transacted at any meeting called by such notice.

In all cases where proposals other than of a purely routine nature are to be considered at general meetings there shall be despatched at the same time as the notices to registered members instruments of proxy.

68. The notice shall be given in manner hereinafter provided to such persons as are entitled under these presents to such notice from the Company and to the Secretary of the Johannesburg Stock Exchange at the same time as notices are sent to those so entitled thereto.

69. In every notice calling a general meeting of the Company, and upon the face of every proxy form issued at the expense of the Company, there shall appear with reasonable prominence a statement

that -

that a member entitled to attend and vote thereat is entitled to appoint one or more persons as his proxy to attend, speak and vote in his stead and that a proxy need not be a member of the Company.

70. The accidental omission to give any such notice to any of the members or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

PROCEEDINGS AT GENERAL MEETINGS.

71. The business of an ordinary meeting shall be to receive and consider the profit and loss account or income and expenditure account, the balance sheet, the reports of the Directors and of the Auditors, to elect Directors, Auditors and other officers in the place of those retiring by rotation or otherwise, to declare or sanction dividends, to fix the remuneration of the Auditors, and to transact any other business which under these presents ought to be transacted at an ordinary meeting and any business which is brought under consideration by the report of the Directors laid before such meeting. Unless due notice thereof has been given no other business shall be transacted at an ordinary meeting and only such business of which due notice has been given shall be transacted at an extraordinary meeting.

72. Three members personally present and entitled to vote shall be a quorum for a general

meeting. A company being a member of the Company and present by a representative duly appointed in pursuance of the provisions of the Statutes shall be deemed to be a member personally present for the purpose of this Article.

73. Subject to the provisions of Article 75 regarding adjourned meetings, no business shall be transacted at any general meeting unless the quorum requisite shall be present.

74. The Chairman of the Board of Directors shall be entitled to take the chair at every general meeting, or if there be no chairman or if at any meeting he shall not be present within ten minutes after the time appointed for holding such meeting, or if he shall have notified his inability to be present at the meeting, the members personally present shall choose another Director as chairman; and if no Director be present, or if all the Directors present decline to take the chair, then the members personally present shall choose one of their number to be chairman.

75. If within ten (10) minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon a requisition, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or if such place be not available, to such other place as the

Directors -

Directors may appoint, but should such day be a public holiday, then it shall be adjourned to the first business day next following such public holiday, at the same time, and if at such adjourned meeting a quorum is not present, those members who are present shall be a quorum and may transact the business for which the meeting was called.

76. Save as is otherwise expressly provided by the Statutes or by these presents, all questions, matters and resolutions arising at or submitted to any general meeting shall be decided by a majority of votes and shall in the first instance be decided by a show of hands. In the case of an equality of votes the chairman shall both on a show of hands and at a poll have a casting vote in addition to the vote or votes to which he may be entitled as a member.

77. Subject to the provisions of the Statutes, at any general meeting, unless a poll is demanded

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting or

(d) -

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

a declaration by the chairman that a resolution has been carried, or carried by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book of proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

78. If a poll is demanded as aforesaid it shall be taken in such manner and at such place and time as the chairman of the meeting directs and either immediately or after an interval or adjournment (not exceeding seven days). The demand for a poll may be withdrawn. Scrutineers shall be elected to count the votes and to declare the result of the poll, and their declaration, which shall be announced by the chairman of the meeting, shall be deemed to be the resolution of the meeting at which the poll was demanded. In case of any dispute as to the admission or rejection of a vote, the chairman of the meeting shall determine the same, and the determination of the chairman made in good faith shall be final and conclusive.

79. The chairman of a general meeting may, with the consent of the meeting, adjourn the same from time to time and from place to place, and he shall adjourn the same if duly required so to do in accordance with the provisions of the Statutes, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

80. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

81. It shall not be competent to demand a poll upon the question of the election of a chairman or of any adjournment.

VOTES OF MEMBERS.

82. Subject to any special terms as to voting upon which any share may be issued and subject to the Statutes, every person present and entitled to vote at any general meeting shall on a show of hands have one vote only, but upon a poll such person shall have one vote for every share held or represented by him. On a poll taken at any such meeting a person entitled to more than one vote need not, if he votes, use all his votes, or cast all the votes he uses in the same way.

83. The persons entitled to attend and vote at general meetings of the Company shall be:-

(a) The members, subject, however, to the provisions of these presents as regards joint holders of shares;

(b) Bearers of share warrants to the extent, and in the manner and subject to the conditions prescribed in the conditions of issue thereof;

(c) Persons entitled under the Transmission Article to transfer shares;

(d) Proxies of the persons referred to in paragraphs (a), (b) and (c) above, duly appointed in the manner prescribed in these presents.

Every such person shall also be entitled to speak at such meetings and to demand a poll.

84. When there are joint registered holders of any shares any one of such persons may vote at any meeting in respect of such shares as if he were solely entitled thereto; but, if more than one of such joint holders be present or represented at any meeting, that one of the said persons whose name stands first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member, in whose name

any -

any shares stand, shall for the purpose of this Article be deemed joint holders thereof.

85. The appointment of a proxy shall be made either by means of a proxy form or by a power of attorney or in the case of a corporation by a resolution of the Directors or other governing body thereof pursuant to the Statutes.

86. Every proxy form whether for a specified meeting or otherwise shall be in such form as the Directors shall from time to time approve and shall comply with the provisions of the Statutes.

87. The instrument or other authority appointing a proxy to attend and vote at any general meeting or establishing the right of any person to transfer shares under the Transmission Article shall be deposited at the office of the Company not less than 24 (twenty-four) hours before the time for the holding of the meeting or adjourned meeting, as the case may be, at which such proxy or person proposes to vote, or at such other places and within such time as the Directors may from time to time direct, and unless such instrument or authority is so deposited such proxy or person shall not be entitled to attend and vote at the meeting. No instrument of proxy shall be valid after the expiration of twelve (12) months from the date of its execution unless specifically so stated on the instrument itself.

88. A vote given by a proxy in accordance with the terms of the instrument appointing him shall be valid, notwithstanding the previous death of the principal, or revocation of the authority, or transfer of the share in respect of which the vote is given, unless an intimation in writing of the death, revocation or transfer shall have been received at the office of the Company before the meeting.

89. No member shall be entitled to be present or to vote on any question, either personally or by proxy, at any general meeting, or upon a poll, or to be reckoned in a quorum, whilst any call or other sum shall be due and payable to the Company in respect of any of the shares of such member.

DIRECTORS.

90. The number of Directors shall not be less than **four** ,and until otherwise determined by the Company in general meeting, shall not be more than **seven** .

91. The Directors shall have power at any time and from time to time to appoint any person as a Director, either to fill a casual vacancy, or

as -

as an addition to the Board, but so that the total number of the Directors shall not at any time exceed the maximum number fixed. Any person appointed to fill a casual vacancy or as an addition to the Board shall retain office only until the next following ordinary general meeting of the Company and shall then retire and be eligible for re-election.

92. The qualification of a Director, until otherwise determined by a general meeting, shall be the holding of 100 ordinary shares in the capital of the Company.

93. (1) The Directors shall be paid out of the funds of the Company, by way of remuneration for their services, at the rate of £750 (Seven Hundred and Fifty Pounds) per annum each, and the Chairman shall, in addition to his remuneration as a Director, be paid a further sum at the rate of £250 (Two Hundred and Fifty Pounds) per annum. The remuneration payable under this sub-article shall accrue from day to day and shall be paid quarterly.

(2) In addition to the remuneration to be paid to the Directors under the preceding sub-article, there shall in respect of each financial year be paid out of the funds of the Company to and divided amongst the Directors by way of further remuneration, and subject to the proviso hereinafter mentioned, such further sum as may, when added to the total amount paid to all the Directors (including the Chairman) under the preceding sub-article, be equal to 5% (five per centum) of the gross amount declared in dividends to the members in respect of that financial year;

provided -

provided always that the total remuneration payable under this sub-article and the preceding sub-article, in respect of any one financial year, shall not exceed the sum of £ 10,000 (Ten Thousand Pounds). The remuneration payable under this sub-article shall be divided amongst the persons who have held office as Directors during the financial year in respect of which the remuneration is to be paid pro rata to the length of time each of them shall have so held office.

94. The Directors shall be paid all their travelling and other expenses properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the Directors or of committees thereof, and if any Director shall be required to perform extra services or to go or to reside abroad or otherwise shall be specially occupied about the Company's business, he shall be entitled to receive a remuneration to be fixed by the Directors which may be either in addition to or in substitution for the remuneration provided for in the last preceding Article.

95. The continuing Directors may act, notwithstanding any casual vacancy in their body, so long as there remain in office not less than the prescribed minimum number of Directors duly qualified to act; but if the number falls below the prescribed minimum, the remaining Directors shall not act except for the purpose of filling such vacancy.

96. The office of Director shall be vacated:-

(a) If he becomes insolvent, or assigns his estate for the benefit of his

creditors -

creditors or suspends payment or files a petition for the liquidation of his affairs, or compounds with his creditors,

(b) If he becomes of unsound mind,

(c) If he has not duly qualified himself within two (2) months of his appointment, or if he ceases to hold the required number of shares to qualify him for office,

(d) If he is absent from meetings of the Directors for six consecutive months without leave of the Directors and is not represented at any such meetings during such six consecutive months by an alternate Director, provided that the Directors shall have power to grant any Director not resident in the Union of South Africa leave of absence for any or an indefinite period,

(e) If he is removed under Article 98 or Article 101 of these presents,

(f) One month, or, with the permission of the Directors, earlier, after he has given notice in writing of his intention to retire,

(g) If he shall pursuant to the provisions of the Statutes be disqualified or cease to hold office or be prohibited from acting as Director.

97. (a) No Director, or intending Director, shall be disqualified by his office from contracting with the Company, either with regard to such office or as vendor, purchaser, or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company, in which any Director shall be in any way interested, be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relation thereby established, but the nature of his interest shall be declared by him in accordance with the provisions of the Statutes.

(b) Notwithstanding anything hereinbefore contained, the Company shall not make any loan to a Director or enter into any guarantee or provide any security in connection with a loan made to a Director by any other person if and so far as any such loan, guarantee or provision of security is at any time prohibited by the Statutes.

(c) No Director shall, as a Director, vote in respect of any contract or arrangement in which he is so interested as aforesaid, and if he do so vote, his vote shall not be counted, nor shall he be counted for the purpose of any resolution regarding the same in the quorum present at the meeting, but these prohibitions shall not apply to:-

(i) any contract or dealing with a company of which the Directors of the Company or any of them may be directors, members, managers, officials or employees or otherwise interested;

(ii) any contract by or on behalf of the Company to give to the Directors or any of them any security by way of indemnity, or in respect of advances made by them or any of them;

(iii) any contract to subscribe for or to underwrite or sub-underwrite any shares in or debentures or obligations of the Company or any company in which the Company may be in any wise interested;

(iv) any resolution to allot shares in or debentures or obligations of the Company to any Director of the

Company or to any matter arising out of or consequent upon any such resolution;

(v) any contract for the payment of commission in respect of the subscription of such shares, debentures or obligations.

The above prohibitions may at any time or times be suspended or relaxed to any extent by the Company in general meeting.

(d) Any general notice given to the Directors of the Company by a Director to the effect that he is a member of a specified company or firm shall comply with the provisions of the Statutes.

(e) For the purpose of this Article an alternate Director shall not be deemed to be interested in any contract or arrangement merely because the Director for whom he is an alternate is so interested.

(f) Nothing in this Article contained shall be construed so as to prevent any Director as a shareholder from taking part in and voting upon all questions submitted to a general meeting whether such Director shall be personally interested or concerned in such questions or not.

98. Subject to the provisions of the Statutes, the Company may by ordinary resolution remove any Director before the expiration of his period of office and by an ordinary resolution elect another person in his stead. The person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

99. The Company may by ordinary resolution in general meeting from time to time increase or reduce the number of Directors and may also determine in what manner or rotation such increased or reduced number is to go out of office. Whenever such increase is made the shareholders at the said meeting, or failing them the Directors, may fill the new seats so created.

100. The Company shall keep at the Office a register containing the particulars of its directors, managers and secretaries as are required by the Statutes, and shall furnish the Registrar of Companies with particulars thereof as provided for in the Statutes.

101. A Director may, before the expiration of his period of office, be removed from office by a resolution signed by all his co-directors.

ROTATION OF DIRECTORS.

102. At the ordinary meeting held in each year one-third of the Directors, or if their number is

not -

not a multiple of three, then the number nearest to, but not less than, one-third shall retire from office, provided that in determining the number of Directors to retire no account shall be taken of any Director who by reason of the provisions of Article 107 is not subject to retirement. The Directors so to retire at each ordinary meeting shall be firstly those retiring in terms of Article 91 and secondly those who have been longest in office since their last election or appointment. As between Directors of equal seniority, the Directors to retire shall, in the absence of agreement, be selected from among them by lot; provided that notwithstanding anything herein contained, if, at the date of any ordinary meeting any Director will have held office for a period of three years since his last election or appointment he shall retire at such meeting, either as one of the Directors to retire in pursuance of the foregoing or additionally thereto. A retiring Director shall act as a Director throughout the meeting at which he retires. The length of time a Director has been in office shall, save in respect of Directors appointed or elected in terms of the provisions of Article 91 of these presents, be computed from the date of his last election or appointment.

103. Retiring Directors shall be eligible for re-election. No person other than a Director retiring at the meeting shall, unless recommended

by -

by the Directors for election, be eligible for election to the office of Director at any general meeting unless, not less than seven days nor more than fourteen days before the day appointed for the meeting, there shall have been given to the Secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given, of the intention of such member to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected. The power to elect Directors at extraordinary general meetings shall be exercised only by special resolution.

104. Subject to the preceding Article, the Company in general meeting may fill up the vacated offices by electing a like number of persons to be Directors, and may fill up any other vacancies. In electing Directors the provisions of the Statutes shall be complied with.

105. If at any general meeting at which an election of Directors ought to take place, the place of any retiring Director is not filled up, he shall, if willing, continue in office until the dissolution of the ordinary meeting in the next year, and so on from year to year until his place is filled up, unless it shall be determined at such meeting not to fill up such vacancy.

MANAGING DIRECTORS.

106. The Directors may from time to time appoint one or more of their number to be Managing Director or Joint Managing Directors of the Company or to be the holder of any other executive office in the Company, including for the purposes of these presents the office of Chairman, and may, subject to any contract between him or them and the Company, from time to time terminate his or their appointment and appoint another or others in his or their place or places.

107. A Managing Director may be appointed by contract for a maximum period of five years at any one time and he shall be subject to retirement by rotation and be taken into account in determining the rotation of retirement of Directors, except during the period of any such contract. Subject to the terms of his contract, he shall be subject to the same provisions as to removal as the other Directors, and if he cease to hold the office of a Director from any cause he shall ipso facto cease to be a Managing Director.

108. A Director appointed in terms of the provisions of Article 106 of these presents to the office of Managing Director of the Company, or to any other executive office in the Company, may be paid such remuneration - not exceeding a reasonable maximum in each year - in respect of such office as may be determined by the Directors.

109. The Directors may from time to time entrust and confer upon a Managing Director or other executive officer for the time being such of the powers and authorities vested in them as they think fit, and may confer such powers and authorities for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient, and they may confer such powers and authorities either collaterally with, or to the exclusion of, and in substitution for, all or any of the powers and authorities of the Directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers and authorities.

PROCEEDINGS OF DIRECTORS.

110. The Directors may meet for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined three Directors shall form a quorum. A Director may at any time, and the Secretary upon the request of a Director shall, convene a meeting of the Directors. A Director who is not within the Union of South Africa shall not be entitled to notice of any such meeting, but notice shall be given to all duly appointed alternate Directors who may at the time be within the Union of South Africa.

111. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes, the chairman shall have a second or casting vote, provided that if at any time the quorum is two and only two Directors are present at a meeting the chairman shall not have a casting vote.

112. The Directors may elect a chairman of their meetings and one or more deputy chairmen to preside in the absence of the chairman, and may determine a period - not exceeding one year - for which they are to hold office, but if no such chairman or deputy chairman are elected or if at any meeting the chairman and deputy chairman are not present at the time appointed for holding the same, the Directors shall choose one of their number to be chairman of such meeting.

113. A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these presents or the regulations of the Company for the time being vested in or exercisable by the Directors generally.

114. A resolution in writing signed by all the Directors who may at the time be present in the town where the Office of the Company is situated, being not less than are sufficient to form a quorum, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted; provided that where a Director is not so present but has an alternate

who -

who is so present, then such resolution must be signed by such alternate and such a resolution may consist of several documents in like form each signed by one or more Directors.

115. The Directors may delegate any of their powers to an executive or other committee consisting of such member or members of their body or any other person or persons as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors.

116. The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors so far as the same are applicable thereto and are not superseded by any regulations made by the Directors under the last preceding Article.

117. All acts done at any meeting of the Directors or of an executive or other committee of the Directors, or by any person acting as a Director shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the Directors or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not qualified to vote be as valid as if every such person had been duly appointed and was qualified to be and to act and vote as a Director.

118. A Director may be employed by or hold any office of profit under the Company or under any subsidiary Company in conjunction with the office of Director, other than that of auditor of the Company or of any subsidiary Company, and upon such terms as to appointment, remuneration and otherwise as the Directors may determine; provided that the appointment of a Director in any other capacity in the Company and his remuneration must be determined by a disinterested quorum of Directors.

STATUTORY RECORDS.

119. The Directors shall comply with all the requirements of the Statutes as to the keeping of statutory books including those relative to a Register of Members, a Register of Directors and Officers, a Register of Directors' Shareholdings, a Register of Mortgages and Debentures and Debenture Holders, a Register of Allotments, a Directors' Attendance Book and a Minute Book or Books. The minutes shall record inter alia the names of all Directors present at each meeting of Directors or of any committee, all appointments of officers and all resolutions and proceedings of general meetings and of meetings of Directors and committees.

Any minutes of any meetings of the Directors or of the Company and of resolutions in pursuance of Article 114 hereof, and any extract therefrom, if purporting to be signed by the chairman of such meeting, or by some person present thereat and appointed by the Directors to sign the same in his place, or by the chairman of the next succeeding

meeting -

meeting of the Directors, or by any two Directors, shall be receivable as evidence of the matters stated in such minutes or extracts.

ALTERNATE DIRECTORS.

120. Each Director shall have the power to appoint a person to act as alternate Director in his place, and at his discretion to remove such alternate Director, and to appoint another in his stead, provided that the appointment of such alternate Director shall be made in writing and approved by the Directors; and on such appointment being made and approved, the alternate Director shall in all respects be subject to the terms and conditions existing with reference to the other Directors of the Company, save and except that he shall not be required to hold any share qualification. An alternate Director shall be entitled to act at all meetings and in all proceedings in which, and on all occasions when, the Director who appointed him shall not act himself. An alternate Director shall look for his remuneration to the Director appointing him, and shall have no claim against the Company for such remuneration.

121. An alternate Director, whilst acting in the place of the Director who appointed him, shall exercise and discharge all the duties and functions of the Director he represents. The appointment of an alternate Director shall be cancelled and the alternate Director shall cease to hold office

whenever -

whenever the Director who appointed him shall cease to be a Director or shall give notice in writing to the Secretary that the alternate Director representing him shall have ceased to do so. A Director retiring at any ordinary meeting and being re-elected shall not, for the purposes of this Article, be deemed to have ceased to be a Director.

POWERS OF DIRECTORS.

122. The management of the business and the control of the Company shall be vested in the Directors, who, in addition to the powers and authorities by these presents expressly conferred upon them, may exercise all such powers, and do all such acts and things, as may be exercised or done by the Company and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject, nevertheless, to such management and control not being inconsistent with these presents nor with any resolution passed at any general meeting of the members in accordance therewith; but no resolution passed by the Company in meeting shall invalidate any prior act of the Directors which would have been valid if such resolution had not been passed. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

It is hereby declared pursuant to the

provisions -

provisions of the Statutes that although the Directors shall have power to enter into a provisional contract for the sale or alienation of the undertaking of the Company, or the whole or the greater part of the assets of the Company, such provisional contract shall only become binding on the Company in the event of the specific transaction proposed by the Directors being ratified and confirmed by a resolution passed by a majority of the votes cast at the extraordinary meeting convened for that purpose. All the provisions of these presents as to general meetings shall apply mutatis mutandis to meetings convened under this Article.

123. Without in any way limiting or restricting the general powers of the Directors to grant pensions, allowances, gratuities and bonuses to officers or ex-officers, employees or ex-employees of the Company or the dependants of such persons, it is hereby expressly declared that the Directors may from time to time without any further sanction or consent of the Company in general meeting grant pensions, gratuities or other allowances to any person or to the widow or dependants of any deceased person in respect of services rendered by him to the Company as Managing Director, Executive Director, General Manager or Manager, or in any other office or employment under the Company, notwithstanding that he may continue to be or be elected a Director or may have been a Director of the Company, of such amounts, for such period, whether for life

or -

or for a definite period or for a period terminable on the happening of any contingency or event, and generally upon such terms and conditions as the Directors in their discretion may from time to time think fit. For the purpose of this Article the expression "Executive Director" shall mean a Director appointed to an executive office in the Company and receiving in addition to his fees as a Director salary or remuneration for additional services whether under a service agreement or otherwise. The Directors may authorise the payment of such donations by the Company to such religious, charitable, public or other bodies, clubs or associations or persons as may seem to them advisable or desirable in the interests of the Company.

LOCAL COMMITTEE/S.

124. Without prejudice to the general powers conferred by these presents, it is hereby expressly declared that the Directors shall be entrusted with the power to appoint persons resident in a foreign country to be a Local Committee for the Company in that country, and at their discretion to remove or suspend such Local Committee, to fix and vary their remuneration, and also to open offices of the Company where necessary and to close the same at discretion, and to appoint and remove agents to represent the Company for the issue, sub-division and transmission of shares, and for such other purposes as the Directors may, subject to the provisions of these

presents -

presents, determine. And to give the members of such Committee, or any such agents, the power to appoint alternate Committeemen or substituted agents, and to remove such alternates and substitutes, to appoint others or to act again themselves, as also to grant to such Committeemen or agents power to appoint other persons as co-Committeemen or joint agents. Any Director may act on the Local Committee whenever in the country for which the Committee is appointed to act, and may take part in the proceedings of such Committee and may have the same rights and privileges as any member of the Committee.

125. All appointments of alternate Committeemen or substituted agents by members of any Local Committee made in accordance with the provisions of the preceding Article shall be subject to the approval of the remaining members of the Local Committee and shall be reported forthwith to the Directors. No Local Committeeman or his alternate shall be obliged to be a member of the Company.

126. The Directors may at any time and from time to time by power of attorney appoint any person or persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) including the right of sub-delegation, and for such period and subject to

such -

such conditions as the Directors may from time to time think fit, and any such appointment may, if the Directors think fit, be made in favour of the members of any Local Committee established as aforesaid or any of them, or in favour of any company or the members, directors, nominees, or managers of any company or firm, or otherwise in favour of any fluctuating body of persons, whether nominated directly or indirectly by the Directors, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorneys as the Directors may think fit.

SEAL.

New Article 127 - adopted 22nd September 1971 (See resolution registered 15/10/71)

127. The Company may be provided with a Common Seal, on which its name shall be engraved in legible characters, and the Company may from time to time exercise the powers given by the Statutes with respect to official seals in foreign countries, and such powers shall be vested in the Directors. The Common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors or of a committee of Directors, and one Director and the Secretary or such other person as the Directors may appoint for the purpose, shall sign every instrument to which the Seal of the Company is so affixed. Save as provided for in Article 12 all signatures on such instruments shall be autographic. Every instrument to which the Seal of the Company is so affixed, and which is so signed, shall be binding on the Company.

SEE ARTICLE 12 FOR TEXT

DIVIDENDS -

DIVIDENDS.

128. The Company in general meeting or the Directors may, from time to time, declare a dividend to be paid to the members and to the holders of share warrants (if any) in proportion to the number of shares held by them in each class and the amount paid up thereon. Where capital is paid up in advance of calls, such capital shall not confer a right to participate in profits. Dividends shall be declared payable to members registered as such on a date subsequent to the date of the declaration of the dividend.

129. No larger dividend shall be declared by the Company in general meeting than is recommended by the Directors, but the Company in general meeting may declare a smaller dividend.

130. Any dividend so declared may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, or in cash, or in any one or more of such ways as the Directors may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to the distribution they may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value

so -

so fixed in order to adjust the rights of all parties and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to them.

131. No dividend shall be payable except out of the profits of the Company and no dividends shall carry interest as against the Company. Dividends may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, provided that dividends unclaimed for a period of twelve (12) years may be forfeited by the Directors for the benefit of the Company.

132. The declaration of the Directors as to the amount of the profits of the Company shall be conclusive.

133. The Directors may retain any dividends on which the Company has a lien, and may apply the same in or towards satisfaction of debts, liabilities or engagements in respect of which the lien exists.

134. The Directors may, from time to time, pay to the members on account of the next forthcoming dividend such interim dividend as in their judgment the position of the Company justifies.

135. In case several persons are registered as the joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

136. Each dividend may be paid by cheque, warrant, coupon or otherwise, as the Directors may from time to time determine, and may, if paid otherwise than by coupon, be sent by post to the last registered address of the member entitled thereto, or any other address requested by him, or in the case of joint holders to that one of them first named in the register in respect of such joint holdings, and the payment of such cheque or warrant if purporting to be duly endorsed, or the surrender of any coupon, shall be a good discharge to the Company in respect thereof.

137. The Company shall not be responsible for the loss in transmission of any cheque, warrant or other document sent through the post to the registered address of any member whether or not at his request.

CAPITALISATION.

138. The Company in general meeting, or the Directors, may at any time and from time to time pass a resolution that it is expedient to capitalise any sum forming part of the undivided profits standing to the credit of the Company's

reserve -

reserve fund, or any sum in the hands of the Company and available for dividend, or any sum carried to reserve as the result of a sale or revaluation of the assets of the Company or any part thereof, or any sum received by way of premium on the issue of any shares, debentures or debenture stock of the Company, and that any such sum or sums be set free for distribution and be appropriated to and amongst the members, either with or without deduction for income tax rateably, according to their rights and shareholdings, in such manner as the resolution may direct, provided that no such distribution shall be made by the Company unless recommended by the Directors, and the Directors shall, in accordance with such resolution, apply such sum or sums in paying up shares, debentures or debenture stock of the Company and appropriate such shares, debentures or debenture stock to or distribute the same amongst the holders of such shares rateably according to their shareholding thereof respectively as aforesaid, or shall apply such sum or sums or part thereof in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued share or shares or otherwise deal with such sum or sums as provided for in such resolution. Where any difficulty arises in respect of such distribution, the Directors may settle the same as they think expedient, and in particular they may issue

fractional -

fractional certificates, fix the value for distribution of any fully paid shares, debentures or debenture stock, make cash payments to any holders of shares on the footing of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon such trusts for the persons entitled in the appropriation or distribution as may seem just and expedient to the Directors. When deemed requisite, a contract shall be filed in accordance with the Statutes, and the Directors may appoint any person to sign such contract on behalf of the persons entitled in the appropriation or distribution, and such appointments shall be effective, and the contract may provide for the acceptance by the holders of the shares to be allotted to them respectively in satisfaction of their claims in respect of the sum so capitalised.

RESERVE FUND.

139. The Directors may, before declaring or recommending any dividends, set aside out of the amount available for dividends, such sum as they think proper as a reserve fund or an addition thereto. The Directors may divide the reserve fund into such special funds as they think fit, with full power to employ the assets constituting such fund or funds in the business of the Company, or may invest the same upon such investments (other than shares of the Company) as they may select without being liable for any depreciation

of -

of or loss in consequence of such investment, whether the same be usual or authorised investments for trust funds or not.

140. The reserve fund shall, at the discretion of the Directors, be applicable for the equalisation of dividends or for making provision for exceptional losses, expenses or contingencies, or for the extension or development of the Company's business, or for writing down the value of any of the assets of the Company, or for repairing, improving and maintaining any buildings, plant, machinery or works connected with the business of the Company, or to cover the loss in wear and tear or other depreciation in value of any property of the Company, or for any of the objects of the Company as defined by the Company's Memorandum of Association, or for any other purpose to which the profits of the Company may be properly applied, and the Directors may at any time divide among the members by way of bonus, or special dividends, any part of the reserve funds which they in their discretion may determine not to be required for the purposes aforesaid.

ACCOUNTS.

141. The Directors shall cause to be kept such books of account as are prescribed by the Statutes. The Books of account shall be kept at the Office of the Company or at such other place or places as the Directors think fit, and shall always be

open -

open to the inspection of the Directors.

142. The Directors shall, from time to time, determine whether and to what extent, and at what times and places, and under what conditions or regulations the accounts and books of the Company, or any of them, shall be open to the inspection of members, and no members (not being a Director) shall have any right of inspecting any account or book or documents of the Company, except as conferred by Statute or authorised by the Directors, or by a resolution of the Company in general meeting.

143. The Directors shall, pursuant to the provisions of the Statutes, from time to time cause to be prepared and to be laid before the Company in general meeting such profit and loss account or income and expenditure accounts, balance sheets, group accounts, if any, and reports as are required by the Statutes.

144. There shall be attached to every such balance sheet and to all such accounts the report of the Auditors and a report of the Directors as to the state and condition of the Company, and as to the amount (if any) which has been paid or which they recommend to be paid out of the profits by way of dividend to the members, and the amount (if any) which they have carried or propose to carry to the reserve fund, and the balance sheet and report shall be signed by two Directors and shall disclose full details of all special

resolutions -

resolutions and of all resolutions passed at extraordinary general meetings of the Company's subsidiary companies since the date of the Directors' Report attached to the previous annual balance sheet of the Company.

145. A copy of every balance sheet, including every document required by the Statutes to be attached thereto as referred to in the preceding Article, which is to be laid before the Company in general meeting, shall, pursuant to the provisions of the Statutes, be delivered or sent by post to the registered address of every member and debenture holder or other person entitled to receive notices of general meetings of the Company at the same time and in the same manner as notices of the ordinary meeting are given to members in terms of the provisions of Article 151 of these presents. At the same time three copies of the said documents shall be forwarded to the Secretary of the Johannesburg Stock Exchange, and if the shares are listed or quoted on the Stock Exchange London then also to the Secretary of the Share and Loan Department of the Stock Exchange, London.

AUDIT.

146. Once at least in every year the accounts of the Company shall be examined and the correctness of the balance sheet and accounts certified, and a report be made to members pursuant to the provisions of the Statutes by one or more Auditors

duly

duly appointed in accordance with the provisions of the Statutes.

147. The Auditors shall be supplied with copies of the balance sheet and profit and loss account or income and expenditure account and of the group accounts (if any) of the Company which may be required or intended to be laid before the Company in general meeting. The Auditors shall at all reasonable times have access to the books and accounts and vouchers of the Company, and shall in addition thereto also have all the further rights conferred upon them by the provisions of the Statutes.

148. The duly appointed Auditors of the Company shall subject to the provisions of the Statutes hold office until another appointment or other appointments to the office shall be made at an ordinary meeting of the Company, and the provisions of the Statutes shall apply to and be complied with in connection with any appointment proposed to be made or made of an Auditor or Auditors of the Company. The remuneration of the Auditor or Auditors shall be fixed by the Company at the ordinary meeting.

149. No person who is disqualified in terms of the provisions of the Statutes shall be appointed Auditor of the Company. Any casual vacancy occurring in the office of Auditor may be filled by the Directors and any person so appointed shall continue in office until the ordinary meeting next after his appointment, but while any such vacancy continues the surviving and continuing Auditor or Auditors

(if -

(if any) may continue to act.

150. Every account of the Directors, when audited and approved by an ordinary meeting, shall be deemed conclusively correct, and shall not be re-opened, though if any error is discovered therein within three (3) months next after the approval thereof, the accounts shall forthwith be corrected and thenceforth shall be conclusive.

NOTICES.

151. Notices shall be served by the Company upon each member either personally or by transmission through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address. Notices to share warrant holders (if any), unless the conditions of issue otherwise provide, shall be given by advertisement.

152. Any member may notify in writing to the Company an address in the Union of South Africa or in the United Kingdom, which address shall be deemed his registered place of address within the meaning of the last preceding Article, and if he has not named such an address, he shall be deemed to have waived his right to be served with notices.

153. Any notice to be given by advertisement, whether to the holders of share warrants in terms of Article 151 or to the members in addition to the notice to be given to them under that Article, shall

subject -

subject to the provisions of the Statutes, be published in such leading Johannesburg daily newspaper or newspapers and in such daily newspaper or newspapers circulating in the district in which any branch register or transfer office has been established as the Directors may determine.

154. All notices may, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is recognised by the Company as having any title to such share in terms of Articles 10 or 45 of these presents, as the case may be, and notice so given shall be sufficient notice to all the holders of such shares.

155. Any notice sent by the Company by post shall be deemed to have been served on the day on which the letter, envelope or wrapper containing the same is posted, and in proving such service, it shall be sufficient to prove that the letter, envelope, or wrapper containing the notice was properly addressed and posted.

156. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which, previously to his name and address being entered on the register, shall have been given to the person from whom he derives his title to such share.

157. Any notice or document sent by post to any member in pursuance of these presents shall, notwithstanding that such member be then deceased, and whether or not the Company have notice of his decease, be deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as the holder or joint holder thereof, and such service shall, for all purposes of these presents, be deemed a sufficient service of such notice or document on his or her heirs, executors or administrators, and all persons (if any) jointly interested with him or her in any such shares.

158. Where a given number of days' notice or notice extending over any other period is required to be given, the day of service and the day of the meeting shall not, unless it is otherwise provided, be counted in such number of days or other period.

159. Every notice calling a general meeting of the Company shall comply with the provisions of the Statutes.

REPRESENTATION.

160. The Company may sue or be sued in any court of law by its corporate name. All powers of attorney, bonds, deeds, contracts and other documents which may have to be executed shall be signed by any person or persons authorised so to do by resolution of the Directors.

161. If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may, with the sanction of a special resolution, divide among the contributories in specie any part of the assets of the Company, and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the contributories as the liquidators, with the like sanction, shall think fit, and if thought expedient, any such division may be otherwise than in accordance with the legal rights of the members of the Company, and in particular any class may be given preferential or special rights or may be excluded altogether or in part; but in case any division otherwise than in accordance with the legal rights of the contributories shall be determined on, and contributory who would be prejudiced thereby shall have a right to dissent, and ancillary rights, as if such determination were a special resolution passed pursuant to the Statutes.

INDEMNITY.

162. Subject to the provisions of the Statutes, every director, manager, secretary and other officer or servant of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors out of the funds of the Company to pay all costs, losses and expenses which any such officer or servant may incur or become liable to by reason of any contract entered into or act or deed done by him as such officer or servant, or in any way in the discharge of his duties including travelling expenses.

163. -

163. Subject to the provisions of the Statutes, no director, manager, secretary or other officer or servant of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office, or in relation thereto, unless the same happen through his own negligence or dishonesty.

SPOOR 1

THE AFRIKANDER LEASE LTD

AFL

(Incorporated in the Republic of South Africa)
(Registration number 01/06955/08)
("AFL" or "the company")

Notice of general meeting of AFL members

Notice is hereby given that a general meeting of AFL members will be held on Tuesday, 27 October 1998 at 09:30 in the boardroom at 37 West Street, Houghton, Johannesburg for the purpose of considering and, if deemed fit, passing, with or without modification, the following ordinary and special resolutions:

Ordinary resolution number 1

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions number 2 and 3 and special resolution number 1 proposed at the general meeting held to consider, inter alia, this ordinary resolution number 1, the acquisition by Afrikander Lease Limited ("AFL"), of the entire business operations of Benoryn Investment Holdings (Pty) Limited ("Benoryn"), excluding its interests in AFL and including its claim against Tigerbush Investments (Proprietary) Limited, as a going concern, in consideration for R50,520 million, to be settled by the issue to Benoryn of 63,150 million new ordinary shares at an issue price of 80 cents per share, in terms of an agreement entered into between AFL and Benoryn on .. September 1998, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of votes of members other than those defined as related parties in terms of the Listings Requirements of the Johannesburg Stock Exchange, being cast in favour of this resolution, and that any one director of AFL be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

Ordinary resolution number 2

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions number 1 and 3 and special resolution number 1 proposed at the general meeting held to consider, inter alia, this ordinary resolution number 2, the acquisition by Afrikander Lease Limited ("AFL") of the shares in and shareholders' claims against Tigerbush Investments (Pty) Limited from Peter Edwin Skeat, in consideration for R100 000, to be settled by the issue of 125 000 new ordinary shares at an issue price of 80 cents per share, in terms of an agreement entered into between AFL and Peter Edwin Skeat on .. September 1998, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of votes of members other than those defined as related parties in terms of the Listings Requirements of the Johannesburg Stock Exchange, being cast in favour of this resolution, and that any one director of AFL be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

Special resolution number 1

"Resolved that, as a special resolution of the company and subject to the passing of ordinary resolutions number 1, 2 and 3 proposed at the general meeting held to consider, inter alia, this special resolution number 1, the authorised share capital of the company be and is hereby increased from R160 000 divided into 8 000 000 Afrikander Lease Limited ("AFL") ordinary shares of 2 cents each, to R4 000 000 divided into 200 000 000 authorised AFL ordinary shares of 2 cents each, by the creation of 192 000 000 AFL ordinary shares of 2 cents each, ranking pari passu in all respects with the existing AFL ordinary shares in the authorised share capital of the company."

The reason for the special resolution is to enable AFL to implement the issue of AFL ordinary shares for cash and the acquisitions. The effect of special resolution number 1 is to increase the authorised share capital of AFL from 8 000 000 AFL ordinary shares of 2 cents each to 200 000 000 AFL ordinary shares of 2 cents each.

K19200

SPOOR AND FISHER
TO BE COLLECTED

Ordinary resolution number 3

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions number 1 and 2 and special resolution number 1 proposed at the general meeting held to consider, inter alia, this ordinary resolution number 3 and not less than 75% of those AFL ordinary members, excluding any controlling member, its associates or concert parties, voting in favour thereof, the directors of the company be and are hereby authorised to allot and issue 38,393 million new ordinary shares of 2 cents each in the capital of the company at an issue price of 80 cents per AFL share, payable in cash on issue to various financial institutions."

Ordinary resolution number 4

"Resolved that, the directors referred to in ordinary resolution number 5 be appointed as directors of the company in a single resolution."

Ordinary resolution number 5

"Resolved that, Messrs P Skeat, M Fleming, N Gordyne, H Scholes and D Cunningham be and are hereby appointed as directors of the company."

Ordinary resolution number 6

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1,2 and 3 and special resolution number 1 proposed at the general meeting held to consider, inter alia, this ordinary resolution number 6, the Afrikander Lease Limited Share Incentive Scheme, a copy of which has been tabled and signed by the chairman of this meeting for the purposes of identification, be and hereby is adopted."

Ordinary resolution number 7

"Resolved that, the remaining authorised, but unissued shares in the capital of the company be, and are hereby, placed under the control of its directors until the next annual general meeting in terms of and subject to the provisions of section 221 of the Companies Act, 1973 (Act 61 of 1973), as amended, and the Listing Requirements of the Johannesburg Stock Exchange, for allotment and issue at the discretion of the directors of the company."

Ordinary resolution number 8

"Resolved that, subject to the Listings Requirements of the Johannesburg Stock Exchange, the directors be and are hereby authorised to issue ordinary shares of 2 cents each in the capital of the company for cash as and when they deem fit, subject to the following limitations:

- the issue must be made to public shareholders;
- the authority shall be valid until the company's next annual general meeting provided it shall not extend beyond 15 (fifteen) months from the date of this general meeting;
- a paid press announcement giving full details, including the effect on net asset value and earnings per ordinary share, will be published at the time of an issue representing, on a cumulative basis within one year, 5% or more of the ordinary shares in issue prior to such issue;
- that issues in any one financial year will not exceed 10% of the company's issued ordinary share capital;
- that issues in any 36-month period will not exceed 15% of the company's issued ordinary share capital;
- that, in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the ordinary shares in question as determined over the 30 days prior to the date that the price of the issue is determined or agreed by the directors."

As more than 35% of the company's issued ordinary share capital is in the hands of the public, as defined by the Listing Requirements of the JSE, the approval of a 75% majority of votes cast by the AFL ordinary members present or represented by proxy is required to approve ordinary resolution number 8.

Special resolution number 2

"Resolved that, as a special resolution of the company, Article 59 of the Articles of Association of the company be deleted, and replaced with the following new Article 59:

'59. The directors may exercise all the powers of the company to borrow money and to mortgage or encumber its undertaking and property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured), whether outright or as security for any debt, liability or obligation of the company or of any third party.

For the purposes of the provisions of 59, the borrowing powers of the directors shall be unlimited.'"

The reason for the special resolution is to ensure that the directors of AFL have sufficient funding for the enlarged AFL. The effect of special resolution number 2 is to increase the borrowing powers of the directors, from a maximum of R5 million to an unlimited amount.

Special resolution number 3

"Resolved that, as a special resolution of the company, Article 92 of the Articles of Association of the company be deleted, and replaced with the following new Article 92:

'92. Neither a director nor an alternative director shall be obliged to hold any qualification shares.'"

The reason for the special resolution is to allow AFL to appoint new directors with greater flexibility. The effect of special resolution number 3 is to amend the company's Articles of Association by replacing the existing Article 92 with new Article 92.

Special resolution number 4

"Resolved that, as a special resolution of the company, Article 93 of the Articles of Association of the company be deleted, and replaced with the following new Article 93:

'93. The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.'"

The reason for the special resolution is to enable AFL to bring the directors remuneration into line with market related remuneration. The effect of special resolution number 4 is to amend the Articles of Association by replacing the existing Article 93 with new Article 93.

Voting

An AFL member entitled to attend and vote at the general meeting and who is not in a position to attend the general meeting may appoint a proxy to attend, speak and vote at the general meeting in his/her place. A proxy need not be a member of the company.

A form of proxy (blue) is attached for the convenience of any AFL member who cannot attend the general meeting, but who wishes to be represented thereat In order to be valid, duly completed forms of proxy must be received by the transfer secretaries of the company, Consolidated Share Registrars Limited, 41 Fox Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by not later than 09:30 on Monday, 26 October 1998.

On a show of hands, every member present in person or represented by proxy shall have one vote, and on a poll, every member present in person or represented by proxy shall have one vote for every share held by such member.

For and on behalf of the board

THE AFRIKANDER LEASE LIMITED

J.D. Hill & Company
Secretaries

Johannesburg
5 October 1998

Form C. 10.

No. 6955.




5 DEC 1921
PRETORIA

Certificate of Incorporation.



I hereby Certify

THAT THE

"THE AFRIKANDER LEASE LIMITED"

is this day incorporated under the Companies Act, 1909 (Act No. 31 of 1909), and that the Company is LIMITED.

Given under my hand at PRETORIA

this Third *day of* December

One thousand Nine hundred and Twenty-one

Registrar of Companies.


D.C.O.

List of Authorized Signatories

1. Peter Skeat;
2. Bev du Preez; and
3. Juan Greyvenstein

Inhoud van Register van Direkteure, Ouditeure en Beamptes

CM29

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1921/006955/06

THE AFRIKANDER LEASE LIMITED
DOCEX 35
BENONI

02 JAN 28 AM 8:56

Opgawe van besonderhede soos op / Return of particulars as at 26 OCTOBER 2000

Verklaring/Statement

Ek, ______ (naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolg artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, WE, J D HILL & COMPANY (name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken / Signed: J D Hill & Co

Datum / Date: 26 OCTOBER 2000

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	CUNNINGHAM
2. Volle voorname/Full forenames	DEAN ROY
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Year/Jaar, Month/Maand, Day/Dag: 5 9 1 2 1 1 5 1 3 8 0 0 1
5. (a) Datum van aanstelling/Date of appointment	28-07-1999
(b) Betiteling/Designation	DIRECTOR
6. Woonadres/Residential address	4 HAGAN ROAD GREENSIDE 2193
7. Besigheidsadres/Business address	55 MARSHALL STREET JOHANNESBURG 2001
8. Posadres/Postal address	PO BOX 544 PARKLANDS 2121
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	NONE

1.: GARDYNE	1.: SCHOLES
2.: NEIL WILLIAM	2.: JOHN HULME
3.:	3.:
4.: Year/Month/Day 6 6 1 1 0 7 5 1 1 0 0 0 3	4.: Year/Month/Day 6 6 0 8 1 2 5 1 1 7 0 0 6
5.: (a) 28-07-1998	5.: (a) 28-07-1998
(b) DIRECTOR	(b) DIRECTOR
6.: 3A SUMMIT ROAD DUNKELD WEST 2001	6.: 7 BUCKINGHAM ROAD KENSINGTON 2094
7.: 55 MARSHALL STREET JOHANNESBURG 2001	7.: 44 WIERDA ROAD WIERDA VALLEY 2196
8.: PO BOX 988 FOURWAYS 2055	8.: PO BOX 781272 SANDTON 2146
9.:	9.:
10.: GENERAL MANAGER	10.: ATTORNEY
11.: Yes	11.: Yes
12.: NONE	12.: NONE

1.: SKEAT	1.: WALTERS
2.: PETER EDWIN	2.: PETER
3.:	3.:
4.: Year/Month/Day 5 4 0 2 2 2 5 0 3 6 0 0 6	4.: Year/Month/Day 6 2 0 3 0 3 5 2 0 2 0 8 5
5.: (a) 28-07-1998	5.: (a) 21-09-2000
(b) DIRECTOR	(b) DIRECTOR
6.: 9 5TH STREET HOUGHTON 2198	6.: 4 GEOFFREY STREET WILKOPPIES 2572
7.: 9 5TH STREET HOUGHTON 2198	7.: 55 MARSHALL STREET JOHANNESBURG 2001
8.: PO BOX 32463 BRAAMFONTEIN 2017	8.: 4 GEOFFREY STREET WILKOPPIES 2572
9.:	9.:
10.: BUSINESSMAN	10.: CHIEF GEOLOGIST
11.: Yes	11.: Yes
12.: NONE	12.: APPOINTED 21-09-2000

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.:(a)	5.:(a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur/Auditor

1. Naam/Name PRICEWATERHOUSECOOPERS INC

2. Datum van aanstelling/Date of appointment

3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer / Dated 26 OCTOBER 2000

Naam van maatskappy / Name of company THE AFRIKANDER LEASE LIMITED

Posadres / Postal address DOCEX 35
BENONI

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Datum ontvang / Date received
Datum stempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office
2000-10-30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/
KEY TO PERSONAL PARTICULARS REQUIRED

PERSONAL PARTICULARS

1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Year Jaar / Month Maand / Day Dag
5. (a) Datum van aanstelling/Date of appointment	28-07-1998
(b) Betiteling/Designation	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	
7. Woonadres/Residential address	93 BEDFORD AVENUE BENONI 1501
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500 (DOCEX 35, BENONI)
10. Nasionaliteit/Nationality	SA
11. Beroep/Occupation	CHARTERED ACCOUNTANT (SA) 153626T
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	
13.	

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	
13.	

THE AFRIKANDER LEASE LIMITED
REGISTRATION NUMBER 1921/006955/06

RESOLUTION OF THE BOARD OF DIRECTORS

It is resolved on 8 November 2000 that the company will issue 4 188 000 new ordinary shares at a price of 108 cps based on the 30 day moving average up to close of business on 6 November 2000, less an 8.5% discount. The issue of new ordinary shares is in accordance with the JSE rules and regulations.

This resolution is in terms of the general approval awarded to the directors at the last annual general meeting of the company.

PETER EDWIN SKEAT

DEAN ROY CUNNINGHAM

PETER CHARLES WALTERS

JOHN HULME SCHOLES

CM29

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art.216(2),276,322(1),325(1) en 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Department van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec.216(2),276,322(1),325(1) and 327(1)

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1921/006955/06

THE AFRIKANDER LEASE LIMITED
DOCEX 35
BENONI

Opgawe van besonderhede soos op / Return of particulars as at 17 JANUARY 2001

Verklaring/Statement

Ek, ______________________ (naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolg artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, WE, J D HILL & COMPANY (name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken / Signed: J D Hill & Co

Datum / Date: 17 JANUARY 2001

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	CUNNINGHAM
2. Volle voorname/Full forenames	DEAN ROY
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Year/Jaar, Month/Maand, Day/Dag: 5 9 1 2 1 1 5 1 3 8 0 0 1
5. (a) Datum van aanstelling/Date of appointment	28-07-1999
(b) Betiteling/Designation	DIRECTOR
6. Woonadres/Residential address	4 HAGAN ROAD GREENSIDE 2193
7. Besigheidsadres/Business address	55 MARSHALL STREET JOHANNESBURG 2001
8. Posadres/Postal address	PO BOX 544 PARKLANDS 2121
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	NONE

1.: GARDYNE

2.: NEIL WILLIAM

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

4 6 | 1 1 | 0 7 | 5 1 1 8 0 8 3

5.: (a) 28-07-1998

(b) DIRECTOR

6.: 3A SUMMIT ROAD DUNKELD WEST
2001

7.: 55 MARSHALL STREET JOHANNESBURG
2001

8.: PO BOX 988 FOURWAYS
2056

9.:

10.: GENERAL MANAGER

11.: Yes

12.: RESIGNED 21-09-2000

1.: SCHOLES

2.: JOHN HULME

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

6 6 | 0 8 | 1 2 | 5 1 1 7 0 0 6

5.: (a) 29-07-1998

(b) DIRECTOR

6.: 7 BUCKINGHAM ROAD KENSINGTON
2094

7.: 44 WIERDA ROAD WIERDA VALLEY
2196

8.: PO BOX 781272 SANDTON
2146

9.:

10.: ATTORNEY

11.: Yes

12.: NONE

1.: SKEAT

2.: PETER EDWIN

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5 4 | 0 2 | 2 7 | 5 0 3 6 0 0 6

5.: (a) 28-07-1998

(b) DIRECTOR

6.: 9 6TH STREET HOUGHTON
2198

7.: 9 6TH STREET HOUGHTON
2198

8.: PO BOX 32463 BRAAMFONTEIN
2017

9.:

10.: BUSINESSMAN

11.: Yes

NONE

1.: WALTERS

2.: PETER

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

6 2 | 0 3 | 0 3 | 5 2 0 8 0 8 5

5.: (a) 21-09-2000

(b) DIRECTOR

6.: 4 GEOFFREY STREET WILKOPPIES
2572

7.: 55 MARSHALL STREET JOHANNESBURG
2001

8.: 4 GEOFFREY STREET WILKOPPIES
2572

9.:

10.: CHIEF GEOLOGIST

11.: Yes

12.: NONE

1.:

2.:

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5.: (a)

(b)

6.:

7.:

8.:

9.:

10.:

11.:

12.:

1.:

2.:

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5.: (a)

(b)

6.:

7.:

8.:

9.:

10.:

11.:

12.:

1921/006955/06

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.:(a)	5.:(a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur/Auditor

1. Naam/Name

PRICEWATERHOUSECOOPERS INC

2. Datum van aanstelling/Date of appointment

3. Aard van verandering in 1 en 2 hierbo en datum/
Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 17 JANUARY 2001

Naam van maatskappy
Name of company THE AFRIKANDER LEASE LIMITED

Posadres
Postal address DOCEX 35
BENONI

Datum ontvang
Date received

Datum stempel van maatskappykantoor
Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2001 -01- 19
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

C.Beamptes en Plaaslike Bestuurders/Officers and Local Managers

Registration No. of company: 1921/006955/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar, Month/Maand, Day/Dag
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	28-07-1998 COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	
7. Woonadres/Residential address	93 BEDFORD AVENUE BENONI 1501
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500 (DOCEX 35, BENONI)
10. Nasionaliteit/Nationality	SA
11. Beroep/Occupation	CHARTERED ACCOUNTANT (SA) 163620T
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year, Maand Month, Dag Day	4.: Jaar Year, Maand Month, Dag Day
5.:(a)	5.:(a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.	13.

The Afrikander Lease Limited

Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax: 018 468 5054

Resolution Of the Board of Directors

It is resolved on 14 March 2001 that the board will issue 1,036,667 (one million thirty six thousand six hundred and sixty seven) new ordinary shares, which will issue and allotted as part of the exercising of options under The Afrikander Lease Share Incentive Scheme. These shares will be issued and held by The Afrikander Lease Trust Scheme, under the control of the trustees. Once sold, they will be allotted as per the attached allocation sheet. The issue of new ordinary shares is in accordance with the JSE rules and regulations.

Peter Skeat

Peter Walters

Dean Cunningham

Hulme Scholes

...ARE INCENTIVE SCHEME ALLOCATION

NAME	FINAL ALLOCATION (FEBR 2000)	DATE	ISSUE PRICE	FEB 2000 EXCERSIZE SHARES	
LEON TAYLOR	250,000	21/4/99	R 0.90	0	n/a
HERBIE BERRINGTON	200,000	21/4/99	R 0.90	66,667	tax
JOHAN PIETERSE	25,000	21/4/99	R 0.90	0	n/a
PETER WALTERS	200,000	21/4/99	R 0.90	133,333	tax
MANIE SILVER	200,000	01/09/99	R 1.25	66,667	tax
PIET BADENHORST	200,000	21/4/99	R 0.90	133,333	tax
CHRIS VAN ZYL	50,000	21/4/99	R 0.90	16,667	tax
MAGNUS COETZEE	50,000	01/09/99	R 1.25	16,667	tax
GERT ARCHER('+tdv?)	25,000	21/4/99	R 0.90	16,667	tax
PATRICK GABUZA	10,000	21/4/99	R 0.90	0	n/a
JOBO KOBO	10,000	21/4/99	R 0.90	3,333	tax
LEON VAN JAARSVELD	30,000	21/4/99	R 0.90	10,000	tax
BEVERLEY DU PREEZ	100,000	21/4/99	R 0.90	66,667	tax
SEAN CUNNINGHAM	500,000	21/4/99	R 0.90	~~166,667~~	~~tax~~
CHERYL TANNOUS	20,000	01/09/99	R 1.25	~~6,667~~	tax
BENORYN 1	500,000	21/4/99	R 0.98	333,333	n/a
BENORYN 2	1,200,000	21/4/99	R 0.90	0	n/a
WILLIE BOTHA	100,000	01/09/99	R 1.25	0	n/a
TOTALS	3,670,000			1,036,667	

→ 166666

~~1 [illegible]~~

15/3/2001

THE AFRIKANDER LEASE LIMITED

EXTRACT FROM THE MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD AT JOHANNESBURG ON 31 JULY 2001

RESOLVED that application be made to the JSE Securities Exchange South Africa for the listing on Monday, 20 August 2001 of 3 500 000 new ordinary shares in the capital of the company to be issued at a price of 140 cents each to raise capital for the partial funding of the company's strategic expansion plan, in terms of a general authority, to issue shares for cash, granted to the directors at the general meeting held on 26 July 2001.

Mr JH Scholes was authorised to do all things and sign all documents on behalf of the company in order to implement the above.

CERTIFIED A TRUE EXTRACT

COMPANY SECRETARY

EXTRACT FROM THE MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD AT JOHANNESBURG ON 19 OCTOBER 2001

RESOLVED that application be made to the JSE Securities Exchange South Africa for the listing on Monday, 29 October 2001 of 14 437 500 new ordinary shares in the capital of the company to be issued at a price of 160 cents each to raise capital for the funding of the company's strategic expansion plan, in terms of a general authority, to issue shares for cash, granted to the directors at the general meeting held on 18 October 2001.

Mr. D R Cunningham was authorised to do all things and sign all documents on behalf of the company in order to implement the above.

CERTIFIED A TRUE EXTRACT

COMPANY SECRETARY

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

Institution	**Number of shares**	**Price (cps)**
Liberty Life Asset Management Standard Bank Nominees	4 687 500	160
Old Mutual Standard Bank Nominees	1 250 000	160
BMS Nominees	1 425 000	160
Shap-Aron Nominees	75 000	160
Shap-Aron Nominees	97 500	160
RinRic Nominees	652 500	160
Gensec	6 250 000	160
Total/Average	**14 437 500**	**160**





THE AFRIKANDER LEASE LIMITED

RESOLUTION OF THE DIRECTORS ADOPTED IN JOHANNESBURG ON 6 NOVEMBER 2001 IN TERMS OF THE COMPANY'S ARTICLES OF ASSOCIATION

THE AFRIKANDER LEASE LIMITED SHARE INCENTIVE SCHEME - ALLOTMENT OF SHARES

RESOLVED THAT:

The allotment on 6 November 2001 in respect of 326,001 ordinary shares in the company at 180 cents per share to be allotted as attached be approved.

The necessary steps be taken to obtain a listing on the JSE Securities Exchange South Africa of the said 326,001 ordinary shares.

CERTIFIED A TRUE COPY

COMPANY SECRETARY

02 JAN 28 AM 8:56

The Afrikander Lease Limited

Registration Number: 01/06958/06
P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax: 018 468 5054

Resolution Of the Board of Directors

It is resolved on 27 October 2000 that the board will issue 4 188 000 million (four million one hundred and eighty eight thousand) new ordinary shares at a price of 100 cps, based on the closing price on 27 October 2000. The issue of new ordinary shares is in accordance with the JSE rules and regulations.

Peter Skeat

Peter Walters

Dean Cunningham

Hulme Scholes

The Afrikander Lease Limited

Registration Number [illegible]
P O Box [illegible] Telephone [illegible] Fax: [illegible]

27 October 2000

Please send us a signed original copy of the letter plus a signed directors resolution together with the listing fee of R7 746.30 (Incl VAT).
Listing of the shares will only be processed once these have been complied with.
NB: Ensure that you state the listing fee on the application letter for listing of shares.

The General Manager
The Johannesburg Stock Exchange
Listings Division
Exchange Square
2 Gwen Lane
Sandown
2146

Dear Sir,

APPLICATION FOR THE LISTING OF [illegible] ORDINARY SHARES IN THE AFRIKANDER LEASE LIMITED ISSUED FOR CASH

Application is hereby made for the listing on the Johannesburg Stock Exchange ("the JSE") of additional shares in The Afrikander Lease Limited.

In terms of Schedule [illegible] of the Listings Requirements of the JSE, the following information is furnished in support of the application:

(a) *the number of securities for which a listing is applied for*
The number of securities to be applied for is 4,1[illegible] shares.

(b) *the date from which the listing is to commence*
The listing is to commence on Thursday, 2 November 2000.

(c) *the securities rank pari passu*
The securities to be issued will rank pari passu with the other issued securities.

(d) *the date on which the securities are to be allotted*
The securities are to be allotted on Thursday, 2 November 2000.

(e) *the date on which the certificates of title are to be issued*
The certificates of title are to be issued on Friday, 3 November 2000.

Directors: [illegible]

JSE LISTINGS
31 OCT 2000

03 DEC '01 13:46

011 4880000 PAGE.006

[illegible] *details of the authorised and issued share capital of the applicant prior to and after the issue of the securities:*

	Shares	Share capital (R)
Authorised	200 000 000	4 000 000
Issued and listed prior to this application	114 274 [illegible]	2 285 4[illegible]
Issue of shares	4 1[illegible] 000	[illegible] 700
	118 4[illegible]	2 [illegible]

[illegible] *the number of public shareholders in the applicant and the number and percentage of each class of security held by them:*
More than 35 percent of the Company's issued share is in the hands of the public.

[illegible] *the level of voting required at the general meeting required by the listings requirements to approve the issue of securities for cash:*
As more than 35 percent of the Company's issued share capital is in the hands of the public, as defined by 4.26 of the Listings Requirements of the Johannesburg Stock Exchange, the approval of 75 percent majority of the votes cast by shareholders present or represented by proxy at the meeting will be required for this ordinary resolution to become effective.

[illegible] *when the shareholders approved or will approve the issue:*
The shareholders have already given approval for the issue in terms of a general approval granted to the Directors at the general meeting of shareholders held on 12 July 2000

[illegible] *details of all issues of securities over the past three years:*

		Shares	Share capital (R)
	In issue at beginning of the three year period	6 737 500	134 750
October 1998	Issue of shares in connection with acquisitions	[illegible] 375 000	1 [illegible]
October 1998	Specific issue of shares for cash	38 [illegible] 000	[illegible]
July 1999	Issue of shares for cash	378 7[illegible]	7 574
August 1999	Issue of shares for cash	5 500 000	110 000
		114 274 [illegible]	2 285 4[illegible]

The Afrikander Lease Limited

Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax: 018 468 5054

Resolution Of the Board of Directors

It is resolved on 14 March 2001 that the board will issue 1,036,667 (one million thirty six thousand six hundred and sixty seven) new ordinary shares, which will issue and allotted as part of the exercising of options under The Afrikander Lease Share Incentive Scheme. These shares will be issued and held by The Afrikander Lease Trust Scheme, under the control of the trustees. Once sold, they will be allotted as per the attached allocation sheet. The issue of new ordinary shares is in accordance with the JSE rules and regulations.

Peter Skeat

Peter Walters

Dean Cunningham

Hulme Scholes

AFL SHARE INCENTIVE SCHEME ALLOCATION

NAME	FINAL ALLOCATION (FEBR 2000)	DATE	ISSUE PRICE	FEB 2000 EXCERSIZE SHARES	
LEON TAYLOR	250,000	21/4/99	R 0.90	0	n/a
HERBIE BERRINGTON	200,000	21/4/99	R 0.90	66,667	tax
JOHAN PIETERSE	25,000	21/4/99	R 0.90	0	n/a
PETER WALTERS	200,000	21/4/99	R 0.90	133,333	tax
MANIE SILVER	200,000	01/09/99	R 1.25	66,667	tax
PIET BADENHORST	200,000	21/4/99	R 0.90	133,333	tax
CHRIS VAN ZYL	50,000	21/4/99	R 0.90	16,667	tax
MAGNUS COETZEE	50,000	01/09/99	R 1.25	16,667	tax
GERT ARCHER('+tdv?)	25,000	21/4/99	R 0.90	16,667	tax
PATRICK GABUZA	10,000	21/4/99	R 0.90	0	n/a
JOBO KOBO	10,000	21/4/99	R 0.90	3,333	tax
LEON VAN JAARSVELD	30,000	21/4/99	R 0.90	10,000	tax
BEVERLEY DU PREEZ	100,000	21/4/99	R 0.90	66,667	tax
DEAN CUNNINGHAM	500,000	21/4/99	R 0.90	166,667	tax
CHERYL TANNOUS	20,000	01/09/99	R 1.25	6,667	tax
BENORYN 1	500,000	21/4/99	R 0.98	333,333	n/a
BENORYN 2	1,200,000	21/4/99	R 0.90	0	n/a
WILLIE BOTHA	100,000	01/09/99	R 1.25	0	n/a
TOTALS	3,670,000			1,036,667	

→ 166666

15/3/2001

The Afrikander Lease Limited

Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax: 018 468 5054

The General Manager
The JSE Securities Exchange South Africa
Listings Division
Exchange Square
2 Gwen Lane
Sandown

26 March 2001

Dear Sir

APPLICATION FOR THE LISTING OF 1,036,667 ORDINARY SHARES IN THE AFRIKANDER LEASE LIMITED ("AFL") TO BE ISSUED IN TERMS OF THE AFL SHARE INCENTIVE SCHEME

Application is hereby made for the listing on the JSE Securities Exchange South Africa ("the JSE") of additional ordinary shares in AFL.

In terms of Schedule 4 of the Listings Requirements of the JSE, the following information is furnished in support of the application:

(a) Description and number of securities and relevant date

Application is made for the listing of 1,036,667 ordinary shares of 2 cents each ("additional shares").

We request the listing to for the additional shares be effective from ~~17~~ 23 April 2001.

(b) Reason for the allotment and issue

The additional shares will issued and allotted as part of the exercising of options under the AFL Share Incentive Scheme.

(c) Date of the allotment

The additional shares will be allotted on 18 April 2001

(d) Date of the issue of certificates

The additional shares will be issued on 19 April 2001 and the relevant certificates will be issued on the same date, subject to approval of the listing of the additional shares.

~~(d) Date of the Issue of certificates~~

~~The additional shares will be issued on 11 April 2001 and the relevant certificates will be issued on the same date, subject to approval of the listing of the additional shares.~~

(e) Ranking

The additional shares will rank pari parsu with the ordinary shares already in issue.

(f) & (g)Authorised and issued listed capital of AFL

The authorised and issued capital of AFL is as follows:

	Number	Amount (Rands)
Authorised		
Ordinary shares of 2 cents each	200,000,000	4,000,000
Issued ordinary shares		
Ordinary shares of 2 cents each in issue prior to this application	118,462,288	2,369,246
To be issued in terms of this application	1,036,667	207
	119,498,955	2,369,453

We attach a copy of the resolution of the Board of Directors authorising this application for the listing.

Attached please find our cheque in connection with the relevant listing fees.

Signed on this 26 day of March 2001.

COMPANY SECRETARY

DIRECTOR

SPONSORING ~~BROKER~~

THE AFRIKANDER LEASE LIMITED



EXTRACT FROM THE MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD AT JOHANNESBURG ON 31 JULY 2001

RESOLVED that application be made to the JSE Securities Exchange South Africa for the listing on Monday, 20 August 2001 of 3 500 000 new ordinary shares in the capital of the company to be issued at a price of 140 cents each to raise capital for the partial funding of the company's strategic expansion plan, in terms of a general authority, to issue shares for cash, granted to the directors at the general meeting held on 26 July 2001.

Mr JH Scholes was authorised to do all things and sign all documents on behalf of the company in order to implement the above.

CERTIFIED A TRUE EXTRACT

COMPANY SECRETARY

The Afrikander Lease Limited

Registration Number: 01/06955/06

P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax: 018 468 5054

14 August 2001

The Director
Listings Division
JSE Securities Exchange South Africa
8th Floor, Exchange Square
2 Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 3 500 000 ADDITIONAL ORDINARY SHARES

Application is hereby made for the listing of an additional 3 500 000 new ordinary shares with effect from Monday, 20 August 2001 in respect of an issue of shares for cash in terms of the general authority granted to the directors at the general meeting of shareholders held on 26 July 2001.

In support of this application, we submit the following information in accordance with Schedule 6 of the Listings Requirements:

Share Capital

		R000's
Authorised		
200 000 000	ordinary shares of 2 cents each	4 000 000
Issued - before this issue		
119 498 955	ordinary shares of 2 cents each	2 389 979
Issued - after this issue		
122 998 955	ordinary shares of 2 cents each	2 459 979

Issues of shares for cash over the past 3 years :

October 1998	Issue of shares re. acquisitions	63 275 000
October 1998	Specific issue of shares for cash	38 393 000
July 1999	Issue of shares for cash	378 788
August 1999	Issue of shares for cash	5 500 000

Terms of the new ordinary shares

The new ordinary shares to be issued will rank pari passu in all respects with the existing ordinary shares already in issue.

Issue and allotment

3 500 000 new ordinary shares are to be issued at an issue price of 140 cents each.



The new ordinary shares to be listed will be allotted and issued on Monday, 20 August 2001.

Other matters

We advise that :

- the issue price of 140 cents represents a 0.86% premium on the 30 day weighted average price of 138,8 cents on 31 July 2001, the date when the directors approved the issue;
- the new ordinary shares are to be issued to 28 clients of Trinity Holdings Limited, an asset manager registered with the FSB. Prior to the issue 80 Trinity clients held 21 650 000 shares in AfLease, representing 18,15% of the issued share capital of AfLease. No Trinity client holds more than 10% of the issued share capital of AfLease. Clients of Trinity act independently of each other. Accordingly the issue is to the public as per paragraphs 5.69(b) and 4.27(a) of the Listings Requirements;
- there are 936 public shareholders in the company holding approx. 40% of the issued share capital of the company as at today's date; and
- a 75% majority approved the general authority to issue shares for cash at the general meeting held on 26 July 2001.

Listing fee

Our cheque for R7 746,30 in respect of the requisite listing fee is attached.

In support of this application, we enclose a certified copy of the resolution of the board of directors of the company authorising this application.

Yours faithfully,

DIRECTOR

COMPANY SECRETARY

SPONSOR



(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL
ISIN code : ZAE000000253
("Aflease" or "the company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders will be held at No 9, 5th Avenue, Houghton, Johannesburg at 08h00 on Thursday, 18 October 2001, for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolution set out below in the manner required by the Companies Act, 1973 (Act 61 of 1973), as amended:

ORDINARY RESOLUTION

"RESOLVED THAT, and in terms of the Listing Requirements of the JSE Securities Exchange South Africa ("JSE"), the directors of the company are hereby authorised and empowered, by way of general authority, to allot and issue ordinary shares of two cents each for cash, without restriction as to whom the shares will be issued, as and when suitable opportunities arise, subject to the following conditions:

- That this authority shall not extend beyond fifteen months from the date of this general meeting;
- That such securities must be of a class already in issue and be issued to public shareholders as defined by the JSE and not to related parties;
- That a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
- That issues in the aggregate in any one year shall not exceed 15% of the number of shares of the issued ordinary share capital of that class; and
- That, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the shares over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors."

The effect of this ordinary resolution is to grant the directors a general authority to issue shares for cash to appropriate investors which will enable the company, if and when appropriate, to broaden its spread of shareholders, further strengthen institutional shareholding in the company and facilitate growth and development of the company's business.

Voting

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

Proxies

All registered shareholders of the company will be entitled to attend and vote in person or by proxy at the general meeting. A form of proxy is attached for completion by any certificated shareholder who is unable to attend in person. Forms of proxy must be completed and received by the transfer secretaries, Computershare Services Limited, 4th Floor, Edura House, 41 Fox Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 08h00 on Tuesday, 16 October 2001. A certificated shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the general meeting should he/she subsequently decide to do so. Dematerialised shareholders must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from their CSDP or broker to attend the general meeting or provide their CSDP or broker with their voting instruction should they not be able to attend the general meeting in person.

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the company) to attend, speak and on a poll, to vote in his/her stead.

By order of the board

PE Skeat
Chairman

Johannesburg
3 October 2001

Business address
114 Otto Street
Wilkoppies
Klerksdorp, 2571
(PO Box 6253, Flamwood, 2572)

Transfer secretaries
Computershare Services Limited
4th Floor, Edura House
41 Fox Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)



(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL
ISIN code : ZAE000000253
("Aflease" or "the company")

FORM OF PROXY

To be completed by certificated shareholders only

For use at the general meeting to be held at 08h00 on Thursday, 18 October 2001

Forms of proxy must be completed and lodged with to the transfer secretaries, Computershare Services Limited, 4th Floor, Edura House, 41 Fox Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) so as to be received by not later than 08h00 on Tuesday, 16 October 2001.

I/We ______________________________

of ______________________________

being a member of the company and holding ______________________________ ordinary shares, appoint

1. ______________________________ or failing him

2. ______________________________ or failing him

the chairman of the general meeting

as my/our proxy to attend and speak and, on a poll, vote for me/us on my/our behalf at the general meeting of the company which will be held at 08h00 on Thursday, 18 October 2001 which meeting will be held for the purpose of considering, and if deemed fit, passing with or without modification, the resolution to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against such resolution and/or abstain from voting in respect of the ordinary shares in the capital of the company registered in my/our name/s in accordance with the following instructions (see note 3):

	For	Against	Abstain
Ordinary resolution			

(Please indicate instructions to proxy in the space provided above by the insertion therein of the relevant number of votes exercisable).

A member entitled to attend and vote at the general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his stead. A proxy so appointed need not be a member of the company.

SIGNED THIS ______________ DAY OF ______________ 2001.

SIGNATURE ______________________________

Assisted by (if applicable) ______________________________

Please read the notes on the reverse side of this form of proxy.

Notes

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration must be signed, not initialled.

2. A shareholder may insert the name of a proxy or the names of two alternate proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the general meeting". The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

4. Where there are joint holders of shares and if more than one of such joint holders is present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form, unless previously recorded by the transfer secretaries of the company or waived by the chairman of the general meeting.

6. The completion and lodging of this form of proxy will not preclude the signatory from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

7. The chairman of the general meeting may reject or, provided that he is satisfied as to the manner in which a member wishes to vote, accept any form of proxy which is completed other than in accordance with these instructions.

EXTRACT FROM THE MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD AT JOHANNESBURG ON 19 OCTOBER 2001

RESOLVED that application be made to the JSE Securities Exchange South Africa for the listing on Monday, 29 October 2001 of 14 437 500 new ordinary shares in the capital of the company to be issued at a price of 160 cents each to raise capital for the funding of the company's strategic expansion plan, in terms of a general authority, to issue shares for cash, granted to the directors at the general meeting held on 18 October 2001.

Mr. D R Cunningham was authorised to do all things and sign all documents on behalf of the company in order to implement the above.

CERTIFIED A TRUE EXTRACT

COMPANY SECRETARY

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

Schedule of shares to be issued:

Institution	**Number of shares**	**Price (cps)**
Liberty Life Asset Management Standard Bank Nominees	4 687 500	160
Old Mutual Standard Bank Nominees	1 250 000	160
BMS Nominees	1 425 000	160
Shap-Aron Nominees	75 000	160
Shap-Aron Nominees	97 500	160
RinRic Nominees	652 500	160
Gensec	6 250 000	160
Total/Average	**14 437 500**	**160**





Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax: 018 468 5054

23 October 2001

The Director
Listings Division
JSE Securities Exchange South Africa
8th Floor, Exchange Square
2 Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 14 437 500 ADDITIONAL ORDINARY SHARES

Application is hereby made for the listing of an additional 14 437 500 new ordinary shares with effect from Monday, 29 October 2001 in respect of an issue of shares for cash in terms of the general authority granted to the directors at the general meeting of shareholders held on 18 October 2001.

In support of this application, we submit the following information in accordance with Schedule 6 of the Listings Requirements:

Share Capital

		R000's
Authorised		
200 000 000	ordinary shares of 2 cents each	4 000 000
Issued – before this issue		
122 998 955	ordinary shares of 2 cents each	2 459 979
Issued – after this issue		
137 436 455	ordinary shares of 2 cents each	2 748 729

Issues of shares for cash over the past 3 years :

October 1998	Issue of shares re. Acquisitions	63 275 000
October 1998	Specific issue of shares for cash	38 393 000
July 1999	Issue of shares for cash	378 788
August 1999	Issue of shares for cash	5 500 000
August 2001	Issue of shares for cash	3 500 000

Terms of the new ordinary shares
The new ordinary shares to be issued will rank pari passu in all respects with the existing ordinary shares already in issue.

Issue and allotment
14 437 500 new ordinary shares are to be issued at an issue price of 160 cents each.




The new ordinary shares to be listed will be allotted and issued on Monday, 29 October 2001.

Other matters

We advise that :

- the issue price of 160 cents represents a 6.4% discount on the 30 business days weighted average traded price of 171 cents on 19 October 2001, the date when the directors approved the issue;
- the new ordinary shares are to be issued to selected financial institutions (refer attached schedule);
- there are 3352 public shareholders in the company holding 61% of the issued share capital of the company as at today's date and
- a 75% majority approved the general authority to issue shares for cash at the general meeting held on 18 October 2001.

Listing fee

Our cheque for R23 993,58 in respect of the requisite listing fee is attached.

In support of this application, we enclose a certified copy of the resolution of the board of directors of the company authorising this application.

Yours faithfully,

DIRECTOR

COMPANY SECRETARY

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

SPONSOR

Institution	Number of shares	Price (cps)
Liberty Life Asset Management Standard Bank Nominees	4 687 500	160
Old Mutual Standard Bank Nominees	1 250 000	160
BMS Nominees	1 425 000	160
Shap-Aron Nominees	75 000	160
Shap-Aron Nominees	97 500	160
RinRic Nominees	652 500	160
Gensec	6 250 000	160
Total/Average	**14 437 500**	**160**





THE AFRIKANDER LEASE LIMITED

RESOLUTION OF THE DIRECTORS ADOPTED IN JOHANNESBURG ON 6 NOVEMBER 2001 IN TERMS OF THE COMPANY'S ARTICLES OF ASSOCIATION

THE AFRIKANDER LEASE LIMITED SHARE INCENTIVE SCHEME - ALLOTMENT OF SHARES

RESOLVED THAT:

The allotment on 6 November 2001 in respect of 326,001 ordinary shares in the company at 180 cents per share to be allotted as attached be approved.

The necessary steps be taken to obtain a listing on the JSE Securities Exchange South Africa of the said 326,001 ordinary shares.

CERTIFIED A TRUE COPY

COMPANY SECRETARY

The Afrikander Lease Limited

Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax: 018 468 5054

6 November 2001

The Director
Listings Division
JSE Securities Exchange Limited
8th Floor, Exchange Square
87 Maude Street
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 326,001 ADDITIONAL NEW FULLY PAID ORDINARY SHARES OF 2 CENTS EACH IN THE COMPANY IN TERMS OF THE AFRIKANDER LEASE SHARE INCENTIVE SCHEME

Application is hereby made for the listing on the JSE Securities Exchange South Africa ("JSE") of 326,001 new ordinary shares of 2 cents each in the company at an issue price of 180 cents each.

In terms of Schedule 4 of the Listings Requirements of the JSE, the following information is furnished in support of this application:

1. We hereby apply for the listing of 326,001 additional new ordinary shares from Monday, 19 November 2001.

2. The additional new ordinary shares will be allocated in accordance with the provisions of the Afrikander Lease Share Incentive Scheme

3. The additional new ordinary shares will be allotted and issued on Monday, 26 November 2001.

4. The additional new ordinary shares will rank pari passu in every respect with the presently issued ordinary shares of the company.

6. The present ordinary share capital of the company is:

	R000's
Authorised	
200,000,000 ordinary shares of 2 cents each	4,000,000
Issued	
137,436,455 ordinary shares of 2 cents each	2,748,729

7. ***The issued ordinary share capital after this application will be:***

137,762,456 ordinary shares of 2 cents each	2,755,249

Signed

In support of this application we enclose a certified copy of the resolution of the board of directors of the company authorising this application.

We enclose a cheque for R752.40 in respect of the listing fee payable.

Yours faithfully,

DIRECTOR

COMPANY SECRETARY Sign JD HILL & COMPANY CHARTERED ACCOUNTANT

SPONSOR

AFL SHARE INCENTIVE SCHEME ALLOCATION

AFL SHARES 13/08/2001

NAME	ISSUE PRICE	OCTOBER 2001 EXCERSIZED SHARES
Leon Taylor	R 0.90	40,000
Herbie Berrington	R 0.90	30,000
Johan Pieterse	R 0.90	8,000
Peter Walters	R 0.90	0
Manie Silver	R 1.25	66,667
Piet Badenhorst	R 0.90	66,667
Chris Van Zyl	R 0.90	16,667
Gert Archer	R 0.90	16,687
Patrick Gabuza	R 0.90	5,000
Jobo Kobo	R 0.90	3,333
Beverley du Preez	R 0.90	33,333
Dean Cunningham	R 0.90	0
Cheryl Tannous	R 1.25	6,667
Benoryn 1	R 0.98	0
Benoryn 2	R 0.90	0
Willie Botha	R 1.25	33,000
REALLOCATED	R 0.90	0
TOTALS	R 16.43	326,001



THE AFRIKANDER LEASE LIMITED

Registration No: 01/06955/06
Issued Share Capital: 114 274 288 Shares

RESULTS FOR THE YEAR ENDED 31 DECEMBER 1999

	Unaudited Year Ended 31.12.99	Unaudited Six Months ended 30.06.99	Audited Year Ended 31.12.98
FINANCIAL RESULTS (R'000)			
Working revenue	-	-	-
Total cash costs	-	-	-
Working Profit	-	-	-
Other administration expenditure	(127)	-	(360)
Interest income	1,301	318	921
Interest expense	(339)	(10)	(295)
Other income	205	200	125
Impairment of mining assets (*)	(16,699)	(15,670)	-
Net (loss) / profit before tax	(15,659)	(15,163)	391
Taxation	-	-	-
Net (loss) / income after taxation	(15,659)	(15,163)	391
(Loss) / earnings per share - cents	(14.19)	(13.99)	1.65
Weighted average number of ordinary shares in issue	110,386,662	108,395,500	23,672,187
ABRIDGED BALANCE SHEET (R'000)			
Capital employed			
Shareholders funds	65,790	59,989	75,099
Long Term Liabilities	7,214	-	-
Provision for rehabilitation	4,500	4,500	4,500
	77,504	64,489	79,599
Employment of capital			
Mining, Heapleach and other fixed assets	85,651	64,516	57,966
Investments - unlisted	5,110	4,508	5,644
Current assets	5,956	9,555	24,538
Amounts owing by related parties	378	575	-
Other current assets	3,256	5,767	3,311
Bank and cash	2,322	3,212	21,227
Current liabilities	(19,213)	(14,090)	(8,549)
Accounts payable and accruals	(12,167)	(7,717)	(6,599)
Bank overdraft	(7,046)	(6,372)	(1,950)
Net current assets	(13,257)	(4,535)	15,989
	77,504	64,489	79,599
Net asset value per share - cents	57.57	55.34	69.28
Ordinary shares issued at the end of the period	114,274,288	108,395,500	108,395,500

(*) = mainly related to closure of CIP plant

	Unaudited Year Ended 31.12.99	Unaudited Six Months ended 30.06.99	Audited Year Ended 31.12.98
ABRIDGED CASHFLOW STATEMENT (R'000)			
Cash generated by / (utilised in) operating activities	6,663	(782)	3,583
Cash utilised in investing activities	(43,859)	(22,220)	(13,820)
Cash generated by financing activities	13,195	665	28,816
	(24,001)	(22,337)	18,579
Cash and cash equivalents at the beginning of the year	19,277	19,277	698
Cash and cash equivalents at the end of the year	(4,724)	(3,163)	19,277

	Unaudited Year Ended 31.12.99	Unaudited Six Months ended 30.06.99	Audited Year Ended 31.12.98
ADDITIONAL DISCLOSURES (R'000)			
Capital expenditure	47,918	22,220	71,998
Directors valuation of investments	5,110	4,508	4,508
Capitilised interest	491	-	-
Capital commitments	3,200		
OPERATING RESULTS (CIP)			
Total rock mined (tons)	272,582	272,582	336,442
Carbon in pulp plant			
Ore milled (tons)	197,976	197,976	233,939
Yield - g/t	1.07	1.07	0.65
Gold produced - kg	205.83	205.83	151.96
Total Gold produced and sold			
Kilograms	205.83	205.83	151.96
Ounces	6,615	6,615	4,885
Gold work in progress - kg	21	21	31
OPERATING RESULTS (Heap Leach Pad)			
Total rock mined (tons)	585,000	-	-
Ore on pad (tons)	535,702	-	-
Yield - g/t	0.47	-	-
Gold produced - kg	155.20	-	-
Total Gold produced and sold			
Kilograms	155.20	-	-
Ounces	3022	-	-
Gold work in progress - kg	94	-	-
OPERATIONAL STATISTICS (CIP)			
Gold price received - R per kilogram	55,950	55,950	53,985
- $ per ounce	281	281	284

HIGHLIGHTS FOR THE YEAR ENDED 31 DECEMBER 1999

- **It is the strategy of The Afrikander Lease Limited to achieve a cash cost of $150/oz or less.**
- Consequently, the operational results of the CIP plant from the soft open castable ores were disappointing, therefore the decision was taken to consider heap leaching as an alternative processing method for The Afrikander Lease Limited.
- Comprehensive metallurgical test work undertaken by Anglo American Research Laboratories and MDM concluded that 30 million tons of open castable ore was amenable to heap leaching and would yield a recovery in excess of 75%.
- Consequently, the feasibility study to convert the processing method from carbon in pulp to heap leaching was undertaken. The feasibility study demonstrated that the Afrikander Lease Limited Mine could treat 150 000 tons per month of ore, at an average pad grade of 1.5 g/ton, with total cash costs below US$150/oz. The conversion to heap leaching was successfully approved.
- On 29th July 1999, the carbon in solution plant, together with the heap leach pad, were successfully commissioned. This event announced the successful implementation of heap leach technology at The Afrikander Lease Limited.
- In November 1999, the crushing plant was successfully commissioned, with a designed capacity of 150 000 tons per month of Inner and Outer Basin ore to a minumum size of 6mm.
- The first gold bar was poured on the 16th November 1999 weighing 23 kgs, two days after the elution plant was commissioned, on time and within budget.
- By December 1999 the open cast mining fleet was upgraded to incorporate fifteen 85 ton dump trucks and by March 2000, three 230 ton excavators/shovels and related ancillary equipment, capable of producing in excess of 150 000 tons per month of ore.
- The Environmental Management Programme was completed by Potchefstroom University during the period and submitted to the Department of Mineral and Energy Affairs in its final form.
- The ongoing exploration programme for the year has resulted in the open cast resources of the Inner and Outer Basins increasing to 40 million tons at 1.5 g/ton. Of this, 7 million tons have been drilled in accordance with the JORC code to qualify as proven reserves.
- High rainfall during the later part of December impacted on the company's build up phase implemented during that month.

Post reporting period events:

- High levels of rainfall have persisted over the first quarter of the current financial year, resulting in lower percolation on the pad than originally planned.
- For the month of March 2000, the company had mined 155 000 tons of ore, which 135 000 tons had been *crushed and deposited on the heap leach pad at a grade of 1.45 g/t.*
- Gold production for the month was 7.5% ahead of budget.
- Operating cost for March 2000 was on budget.

Financial

- The heap leach operation is still considered in terms of the Group's accounting policy, to be in the pre-production phase with commercial levels of production expected to be reached in the first quarter of the current financial year.
- *Cash generated by the operations are expected to be sufficient to enable the Group to meet all its short term* obligations and working capital requirements.

Prospects

- Further drilling has taken place within the mining authorisation area, in the Bonanza area, resulting in intersections of various new reefs, which appear to be part of an additional basin, with exciting grades. Further drilling on this prospect is currently underway.
- The company is confident that mining and processing targets will be met during the course of the current financial year and cash costs of **US$150/oz** or lower will be achieved.

On behalf of the Board
31 March 2000





THE AFRIKANDER LEASE LIMITED

HIGHLIGHTS

- Total Cash Costs : US$ 123/oz
- Operating Profit : R8.3 million
- EPS : 7.25 cps

Registration No: 1921/06955/06

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2000

	Unaudited Six Months Ended 30 June 2000	Unaudited Six Months Ended 30 June 1999	Audited Year Ended 31 December 1999
FINANCIAL RESULTS (R'000)			
Working revenue	21 857	-	-
Total cash costs	9 473	-	-
Working Profit	12 384	-	-
Other administration expenditure	(88)	-	(127)
Interest income	378	317	1 301
Interest expense	(1 204)	(10)	(389)
Other income	195	200	205
Amortisation of mining assets	(2 360)	-	-
Impairment of mining assets	-	(15 670)	(16 829)
Exploration costs	(1 000)	-	-
Net profit/(loss) before taxation	8 280	(15 163)	(15 839)
Taxation	-	-	-
Net profit/(loss) after taxation	8 280	(15 163)	(15 839)
Earnings/(loss) per share - cents	7.25	(13.99)	(14.19)
Headline earnings/(loss) per share - cents	7.25	(0.23)	(0.24)
Weighted average number of ordinary shares in issue	114 274 288	108 395 500	110 386 662
ABRIDGED BALANCE SHEET (R'000)			
Capital employed			
Shareholders' funds	74 227	59 982	65 947
Long Term Liabilities	16 091	-	10 333
Provision for rehabilitation	4 500	4 500	4 500
	94 818	64 482	80 780
Employment of capital			
Mining, Heap Leach and other assets	89 714	64 509	85 576
Investments - unlisted	5 778	4 508	5 111
Net Current Liabilities	(674)	(4 535)	(9 907)
Current assets	17 856	9 555	5 975
Amounts owing by related parties	-	575	376
Other current assets	16 346	5 767	3 248
Bank and cash	1 510	3 212	2 351
Current liabilities	(18 530)	(14 089)	(15 882)
Accounts payable and accruals	(9 420)	(7 717)	(8 806)
Bank overdrafts	(7 117)	(6 372)	(7 076)
Amounts owed to related parties	(1 993)	-	-
	94 818	64 482	80 780

	Unaudited Six Months Ended 30 June 2000	Unaudited Six Months Ended 30 June 1999	Audited Year Ended 31 December 1999
ABRIDGED CASHFLOW STATEMENT (R'000)			
Cash (utilised in)/generated by operating activities	(4 206)	(782)	2 444
Cash utilised in investing activities	(4 605)	(22 220)	(40 575)
Cash generated by financing activities	8 139	665	17 129
	(672)	(22 337)	(24 002)
Cash and cash equivalents at beginning of the period	(4 725)	12 277	12 277
Cash and cash equivalents at end of the period	(5 397)	(10 060)	(4 725)
ADDITIONAL DISCLOSURES (R'000)			
Capital expenditure	11 869	22 220	41 028
Directors valuation of investments	5 778	4 508	5 111
Capitalised interest	342	-	491
Capital commitments	6 100	-	3 200

	Four Months to 30 June 2000	Two months to 29 February 2000	Twelve Months to 31 December 1999
HEAP LEACH PAD OPERATING RESULTS			
Total rock mined (tons)	806 241	215 790	585 000
Ore on pad (tons)	805 441	235 087	535 702
Average pad grade (g/ton)	1,38	1,17	0,72
Average recovery grade (g/ton)	1,16	0,88	0,33
Average recovery factor (%)	75,00	75,00	45,00
Total Gold produced and sold			
Kilograms	351,98	67,85	155,23
Ounces	11 317	2 182	3 022
Gold work in progress - kg	398,31	72,42	19,54
Gold price received - R/kg	61 824	58 288	55 950
- R/ounce	1922,70	1,815,85	1,740,03
- US$/oz	279,65	231,64	281,00
Total Cash Costs			
- R/kg	26 916	-	-
- R/ounce	837,08	-	-
- US$/oz	123,12	-	-

HIGHLIGHTS FOR THE HALF YEAR ENDED 30 JUNE 2000

A. OPERATIONAL

- As the rainfall eased in March 2000 it was apparent that the excessive fines in the Inner Basin (5% less than 75 microns) was inhibiting pad percolation and recovery. Consequently a fines removal plant was conceptualised, designed and commissioned to produce fines free pad feed.
- A pad stacker has been designed and is scheduled to replace the off highway dump trucks by 1 September 2000, further reducing costs and on pad compaction.
- The second pad has been constructed and loading on this pad commenced on 10 July 2000.
- Ongoing mineralogical test work confirms recovery laboratory tests that The Afrikander Lease Limited gold is freegold (not in the pyrites) and will continue to yield a recovery in excess of budget.
- The Afrikander Lease Limited has successfully entered the commercial production phase and will continue to produce gold at a total cash cost of less than US$150/oz. With production and sales of gold expected to increase to the year end, the company can look forward to increased profits in the second half of the year.

B. FINANCIAL

- The commercial production phase of the mine commenced on 1 March 2000. Amortisation of mining assets commenced on this date and is computed over twelve years, being the life of the mine based on proven and probable ore reserves.
- For the months of January and February 2000 mine development costs, direct borrowing costs, operating costs, net of gold produced and sold and gold in process, have been capitalised, as this period was prior to the commercial production phase.
- The profit for the four month period ending June 2000 amounted to R8.3m after amortisation and depreciation of mining assets of R2.3m. Included in other current assets in the balance sheet is an amount of R11,9m which represents gold lock up at 30 June 2000.
- The total cash costs per ounce amounted to US$123 - below the target total cash cost of US$150.
- Cash generated by the operations are expected to be sufficient to enable the group to meet all its short term obligations and working capital requirements.

C. PROSPECTS

- The Afrikander Lease Limited is well placed to continue producing gold at a total cash cost of US$150/oz or less.

On behalf of the Board

P E Skeat   D R Cunningham

Haughton
12 July 2000



AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

THE AFRIKANDER LEASE LIMITED
REGISTRATION NO: 01/06955/06
ISSUED SHARE CAPITAL: 114 274 288 SHARES

	QUARTER ENDED SEPT 2000	QUARTER ENDED JUNE 2000
KEY INDICATORS:		
GOLD PRODUCED AND SOLD:		
- KILOGRAMS	306.26	292.30
- OUNCES	9,847.70	9,398.82
GOLD WORK-IN-PROGRESS	325.00	398.31
CASH COST:		
- RAND/KG	53,849.67	50,393.43
- $/OZ	197	122
CASH OPERATING PROFIT(R'000)	5,249	10,330
NET EARNINGS(R'000)	1,540	7,344
NET EARNINGS PER SHARE(CENTS)	1.35	6.43
FINANCIAL RESULTS:		
TONNAGE MINED	257,261	452,125
GOLD PRODUCED-KG	306.26	292.30
AVERAGE PAD GRADE	1.03	1.57
AVERAGE RECOVERY GRADE	0.75	0.75
GOLD PRICE RECEIVED:-		
- RAND / KG	62,855	62,504
- RAND / OZ	1,955	1,944
- $ / OZ	274.00	280.00
	R'000	R'000
GOLD SALES	19,250	18,270
MOVEMENT IN GOLD LOCK-UP	2,491	6,790
CASH OPERATING COSTS	(16,492)	(14,730)
CASH OPERATING PROFIT	5,249	10,330
AMORTISATION OF MINING ASSETS	(2,168)	(1,773)
INTEREST (NET)	(954)	(589)
OTHER INCOME	133	100
EXPLORATION COST	(720)	(724)
PROFIT BEFORE TAXATION	1,540	7,344
TAXATION	0	0
NET EARNINGS AFTER TAX	1,540	7,344
RATIOS:		
EARNINGS PER SHARE (CENTS):	-	-
- CASH OPERATING EARNINGS	4.59	9.04
- NET EARNINGS	1.35	6.43
NUMBER OF SHARES IN ISSUE	114,274,288	114,274,288
	QUARTER ENDED SEPT 2000 R'000	QUARTER ENDED JUNE 2000 R'000

ABRIDGED BALANCE SHEET:-

EMPLOYMENT OF CAPITAL:-		
MINING ASSETS	93,166	89,714
INVESTMENTS	6,182	5,778
LOANS FROM RELATED COMPANIES	(2,218)	(1,993)
CURRENT ASSETS:		
- ACCOUNTS RECEIVABLE	5,483	3,312
- STOCK & WIP	15,570	13,034
CURRENT LIABILITIES:		
- ACCOUNTS PAYABLE	(12,579)	(9,420)
- BANK OVERDRAFT	(5,722)	(5,608)
- TAXATION	0	0
	99,882	94,817
CAPITAL EMPLOYED:-		
SHARE CAPITAL	2,285	2,285
SHARE PREMIUM	85,414	85,414
ACCUMULATED LOSSES	(11,933)	(13,473)
PROVISION FOR REHABILITATION	4,500	4,500
LONG TERM LIABILITIES	19,616	16,091
	99,882	94,817

OPERATIONAL DISAPPOINTMENTS FOR THE QUARTER

* ROM TONNAGE AND GRADE WERE ADVERSELY EFFECTED:
- DURING JULY 2000, AS A RESULT OF THE INSTALLATION OF THE UPGRADED RAMP ORE FEED BIN IN THE RECEPTION AREA OF THE PLANT, AND
- DURING AUGUST AND SEPTEMBER 2000, THE NON-AVAILABILITY OF CRITICAL SPARES FOR THE THREE HYDRAULIC EXCAVATORS, RESULTED IN ONLY 30% AVAILABILITY OF THIS EQUIPMENT. THE PROBLEM WAS RECTIFIED DURING THE QUARTER.
* IN DOLLAR TERMS THE GOLD PRICE HAS BEEN DISAPPOINTING.
* CONTINUED INCREASES IN THE DOLLAR PRICE OF OIL HAVE IMPACTED NEGATIVELY ON THE PRICE OF DIESEL, WHICH IN TURN HAS IMPACTED ON THE COMPANY'S MINING CASH COSTS. DIESEL NOW CONTRIBUTES APPROXIMATELY 35% OF THE MINING CASH COSTS.
* POWER SUPPLY FROM ESKOM HAS BEEN DISAPPOINTING WITH REPEATED INTERRUPTIONS LEADING TO EXCESSIVE PLANT DOWNTIME. A DEDICATED PRIVATELY OWNED POWER LINE IS NOW BEING INSTALLED.

OPERATIONAL HIGHLIGHTS FOR THE QUARTER

* THE NEW RUN-OF-MINE ("ROM") RAMP ORE BIN HAS BEEN SUCCESSFULLY COMMISSIONED TO RESOLVE THE PREVIOUS RESTRICTIONS ON THROUGHPUT.
* THE NEW FINES REMOVAL PLANT HAS BEEN SUCCESSFULLY COMMISSIONED AND IS REMOVING THE 75-MICRON FRACTION, BRINGING TO AN END THE FINES PERCOLATION PROBLEM.
* THE SECOND CARBON-IN-SOLUTION ("CIS") TANK STREAM HAS BEEN COMMISSIONED, ALLOWING THE VOLUME OF PREGNANT SOLUTION FLOWING THROUGH THE CIS TO DOUBLE, CONSEQUENTLY INCREASING GOLD PRODUCTION.
* HEAP LEACH PAD 1 DELIVERED GOLD AS EXPECTED.
* LOADING OF HEAP LEACH PAD 2 COMMENCED IN JULY 2000 AND LEACHING WAS INITIATED IN AUGUST 2000 RESULTING IN THE TREATMENT OF PREGNANT SOLUTION IN SEPTEMBER 2000 THROUGH THE CIS.
* THE INNER BASIN PIT IS PRODUCING CONSISTENT REEF WITH BETTER THAN EXPECTED STRIPPING RATIOS.
* GOLD PRODUCTION INCREASED QUARTER-ON-QUARTER.
* FURTHER DRILLING IN THE BONANZA AREA HAS RESULTED IN ADDITIONAL HIGH GRADE INTERSECTIONS.

OUTLOOK

* TONNAGE AND GRADE PROFILES FOR THE OCTOBER MONTH ARE BACK ON TRACK AND INCREASED GOLD PRODUCTION IS ANTICIPATED QUARTER-ON-QUARTER.
* CASH COSTS IN THE CURRENT QUARTER ARE EXPECTED TO DECLINE, HOWEVER, HIGHER DIESEL COSTS WILL CONTINUE TO IMPACT NEGATIVELY ON OVERALL CASH COSTS. MANAGEMENT PERSISTS IN LOOKING FOR WAYS TO REDUCE OR SAVE ON DIESEL CONSUMPTION
* DRILLING CONTINUES WITHIN THE BONANZA TARGET AREA. RESULTS CONTINUE TO IMPRESS MANAGEMENT AND PLANS ARE CURRENTLY BEING FORMULATED TO START A SECOND PIT IN THIS AREA.
* OVERALL, MANAGEMENT FEELS CONFIDENT THAT THE PROBLEMS EXPERIENCED THIS QUARTER ARE BEHIND IT AND IS FORECASTING AN OVERALL IMPROVEMENT FOR THE FINAL QUARTER OF THE CURRENT FINANCIAL YEAR.

FINANCIAL COMMENTS

* THE CASH OPERATING PROFIT HAS BEEN ADVERSELY AFFECTED AS A RESULT OF A LOWER ELEMENT OF OPERATING COSTS BEING TRANSFERRED TO WORK-IN-PROGRESS I.E. GOLD LOCK-UP (R6,790M IN THE JUNE QUARTER COMPARED TO R2,491M IN THE SEPTEMBER QUARTER). THE REASON FOR THIS IS THAT THE EXPECTED BUILD UP OF TONNAGE ON THE PAD DID NOT OCCUR.

* HEAVY REPAIR BILLS HAVE ALSO CONTRIBUTED TO THE HIGHER OPERATING COSTS FOR THE QUARTER.
* THE ABOVE POINTS, TOGETHER WITH THE LOWER PAD GRADE, HAVE RESULTED IN CASH COSTS CLIMBING TO $197/OZ FROM $122/OZ THE PREVIOUS QUARTER.
* IN SPITE OF THE DIFFICULTIES EXPERIENCED IN THE QUARTER, THE COMPANY NEVERTHELESS MANAGED TO MAKE A CASH PROFIT OF R5,249M AND A NET PROFIT OF R1,540M.

ON BEHALF OF THE BOARD

1 NOVEMBER 2000

PRODUCED BY: MARY-JANE KOEN 31-10-2000 16:06 SENS

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

THE AFRIKANDER LEASE LIMITED
REGISTRATION NO: 01/06955/06
AMENDMENT TO RESULTS ANNOUNCEMENT FOR THE QUARTER ENDED 30 SEPTEMBER 2000
AN ERROR WAS INCLUDED IN THE SENS ANNOUNCEMENT THAT WAS RELEASED AFTER 16:00 ON 31 OCTOBER 2000 REGARDING THE RAND/KILOGRAM CASH COST.

- THE INCORRECT INFORMATION WAS:

	QUARTER ENDED SEPT 2000	QUARTER ENDED JUNE 2000
CASH COST:-		
- RAND/KG	53,849.67	50,393.43

- THE CORRECT INFORMATION IS:

	QUARTER ENDED SEPT 2000	QUARTER ENDED JUNE 2000
CASH COST:-		
- RAND/KG	45,716	27,164

JOHANNESBURG
ON BEHALF OF THE BOARD
1 NOVEMBER 2000
PRODUCED BY: SHIRLEY STEYN 01-11-2000 15:38 SENS

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD



PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

THE AFRIKANDER LEASE LIMITED
Registration No: 1921/006955/06
CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

	Year ended		Quarter ended	
	Dec 2000	Dec 1999	Dec 2000	Sep 2000
	R'000	R'000	R'000	R'000
OPERATING AND FINANCIAL HIGHLIGHTS				
Tonnage stacked (tons)	1,260,476	535,702	397,774	257,261
Average grade stacked (gms/ton)	1.39	0.72	1.31	1.03
Gold produced and sold				
- kilograms	997	155	338	306
- ounces	32,000	5,000	11,000	10,000
Gold price received				
- Rand/kg	64,000	56,000	66,000	63,000
- Rand/oz	2,000	2,000	2,000	2,000
- US$/oz	275	281	271	274
Cash operating cost/ton stacked				
- Rand/ton	32	-	37	56
- Rand/kg	39,947	-	43,936	46,882
- US$/oz	165	-	180	202

	Audited year end		Quarter ended	
	Dec 2000	Dec 1999	Dec 2000	Sep 2000
	R'000	R'000	R'000	R'000
ABRIDGED Income Statement				
Revenue	63,462	-	22,375	19,250
Cash operating costs	53,856	-	18,026	16,492
Cash movement in lock-up	(14,043)	-	(3,156)	(2,134)
Cash operating profit	23,649	-	7,505	4,892
Amortisation	5,808	-	1,280	2,168
Non-cash movement in lock-up	(1,834)	-	(365)	(357)
Impairment	-	16,699	-	-
Net Interest paid/(received)	2,476	(962)	691	954
Corporate costs	232	(78)	472	(133)
Exploration costs	2,302	-	582	720
Profit before taxation	14,665	(15,659)	4,845	1,540
Taxation	-	-	-	-
Net income after taxation	14,665	(15,659)	4,845	1,540
Earnings per share (cents)				
- Cash operating earnings	20.58	-	6.43	4.28
- Basic and diluted	12.76	(14.19)	4.15	1.35
Weighted average number of ordinary shares	114,892,189	110,386,662	116,732,462	114,274,288

	Audited	Audited
	Dec 2000	Dec 1999
	R'000	R'000
Abridged balance sheet		

Employment of capital		
Mining assets	94,696	85,576
Investments	6,691	5,111
Current assets-		
- accounts receivable	6,258	2,050
- inventory	18,897	1,196
- loans to related parties	-	378
Current liabilities		
- Accounts payable	(11,983)	(8,005)
- short term portion of long term loans	(2,844)	(801)
- bank overdraft	(2,946)	(4,725)
- loans from related parties	(2,276)	-
	106,493	80,780
Capital Employed		
Share capital	2,369	2,285
Share premium	89,853	85,414
Accumulated deficit	(7,087)	(21,752)
Ordinary shareholders' interest	85,135	65,947
Provision for environmental rehabilitation	4,500	4,500
Long term liabilities	16,858	10,333
	106,493	80,780
Abridged Cash flow		
(Utilised by)/Generated from:-		
Operating activities	(4,067)	2,444
Investing activities	(10,700)	(43,575)
Financing activities	16,546	17,129
Cash Inflow/(outflow) for the year	1,779	(24,002)
Cash and Cash equivalents at the beginning of the year	(4,725)	19,277
Cash and cash equivalents at end of the year	(2,946)	(4,725)

	Share Capital	Share Premium	Accumulation Deficit	Total Equity
Statement of changes in equity				
Balance at 1 January 1999	2,168	79,025	(6,093)	75,100
Issued during the year (5,878,788 at 2c each)	117	-	-	117
Premium on above issue	-	6,389	-	6,389
Net loss after taxation	-	-	(15,659)	(15,659)
Balance at 31 December 1999	2,285	85,414	(21,752)	65,947
Balance at 1 January 2000	2,285	85,414	(21,752)	65,947
Issued during the year (4,188,000 at 2c each)	84	-	-	84
Premium on above issue	-	4,439	-	4,439
Net loss after taxation	-	-	14,665	14,665
Balance at 31 December 2000	2,369	89,853	(7,087)	85,135

	Year end as at 31 Dec 2000 R'000	31 Dec 1999 R'000
Capital commitments	5,467	3,200
Capital expenditure for the year	21,779	46,858
Long term borrowings		
Finance leases		
- Elution plant	1,749	2,549
- Excavator 984C	5,247	-
- Excavator 994	3,782	-
	10,778	2,549
Less - Short term portion	(2,844)	(801)
	7,934	1,748
The above finance leases are repayable over periods varying from one to five years		
Loan - Heap leach plant	8,924	8,585
	16,858	10,333

The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31 March 2002, thereafter the interest will be re-negotiated.
The finance lease for the elution plant and the loan for the heap leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.
The same accounting policies have been applied for the current year as were

used in the prior year's annual financial statements.
Prior to the end of February 2000, the Company was in the pre-production phase of operations. With the Company having achieved commercial levels of production towards the end of February 2000, all working costs and revenues subsequent to this period are no longer capitalised but are recognised as part of cash operating profit in the income statement.

These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa.

No dividend has been declared for the period under review.

Operational Highlights

First year of production resulted in an average production cash cost of US$165 per ounce.

First year cash operating profit achieved R23.6 million or 20.6 cents per share.

Drilled proven Inner Basin and Outer Basin reserves total 18 years.

Combined open cast ore resources and reserves now total 3.2 million ounces, based on SAMREC code.

Operational Disappointments

* The dollar gold price has remained disappointing for the period under review.
* The mine experienced numerous setbacks that were overcome during the year, these problems included:
- Intermittant electrical power supply,
- higher diesel prices,
- higher than normal levels of rainfall,
- mining equipment spares supply.

The net effect of this was a cash cost above Management's original forecast of US$150.

Outlook

* The recently announced diesel rebate by the Minister of Finance will benefit the Company from July 2001.
* Quarterly cash operating profits for the year 2001 are anticipated to be in line with or better than the final quarter of 2000.
* The new dedicated Eskom feeder power line has been installed, which removes the risk of power failures on the mine.
* An additional 100-ton excavator has been acquired in order to provide the mine with excess excavator capacity, which in turn will reduce any downtime as a result of maintenance and spares supply.
* A number of new projects are currently being evaluated.
* There are no major additional capital commitments for the current financial year other than the 100-ton excavator above.
* The new 'http://www.aflease.co.za' web site will be operational during April 2001.

On behalf of the Board

P E Skeat D R Cunningham

Houghton

28 February 2001

PRODUCED BY: SHARIFA WALBURG 01-03-2001 09:01 SENS

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

THE AFRIKANDER LEASE LIMITED

Unaudited consolidated financial results for the quarter ended 31st March 2001

	Quarter ended Mar 2001	Quarter ended Dec 2000	Year ended Dec 2000
Highlights:-			
Gold produced and sold:-			
-kilograms	302	338	997
-ounces	9,710	10,867	32,054
Cash operating cost stacked (rands per ton)	31.92	37.38	31.59
Cash operating cost:-			
-rand / kg	42,305	43,994	39,933
-US$ / oz	167	180	165
Cash operating profit(R'000)	7,351	7,505	23,649
Net earnings (R'000)	4,037	4,845	14,665
Basic and diluted earnings per share (cents)	3.41	4.15	12.76
Operating results:-			
Tonnage stacked (tons)	400,243	397,774	1,260,476
Gold produced and sold (kg)	302	338	997
Average grade stacked (g/ton)	1.32	1.31	1.39
Gold price received:-			
-rand / kg	66,646	66,198	63,653
-rand / oz	2,073	2,059	1,980
-US$ / oz	263	271	275
	R'000	R'000	R'000
Income statement:-			
Revenue	20,127	22,375	63,462
Cash operating costs	17,447	18,026	53,856
Cash movement in lock-up	(4,671)	(3,156)	(14,043)
Cash operating profit	7,351	7,505	23,649
Amortisation	1,737	1,280	5,808
Non-cash movement in lock-up	(235)	(365)	(1,834)
Net interest paid	910	691	2,476
Corporate costs	128	472	232
Exploration costs	774	582	2,302
Profit before taxation	4,037	4,845	14,665
Taxation	0	0	0
Net income after taxation	4,037	4,845	14,665
Ratios:-			
Earnings per share (cents):-			
-cash operating earnings	6.21	6.43	20.58
-basic and diluted	3.41	4.15	12.76
Weighted average number of ordinary shares in issue	118,462,288	116,732,462	114,892,189

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000

Abridged balance sheet:-

Assets		
Non-current assets:-		
-mining assets	99,542	94,696
-investments	6,990	6,691
	106,532	101,387
Current assets:-		
-inventory	24,029	18,897
-accounts receivable	6,382	6,258
-bank balance	1,463	1,388
	31,874	26,543
Total assets	138,406	127,930
Equity and liabilities		
Capital and reserves:-		
-ordinary share capital	2,369	2,369
-share premium	89,853	89,853
-accumulated loss	(3,050)	(7,087)
	89,172	85,135
Non-current liabilities:-		
-provision for enviromental rehabilitation	4,500	4,500
-other long-term liabilities	22,473	16,858
	26,973	21,358
Current liabilities:-		
-accounts payable	10,133	11,983
-short term portion of long term loans	2,844	2,844
-bank overdraft	6,923	4,334
-loans from related parties	2,361	2,276
	22,261	21,437
Total equity and liabilities	138,406	127,930

	Quarter ended Mar 2001 R'000	Quarter ended Dec 2000 R'000	Year ended Dec 2000 R'000
Abridged cash flow statement:-			
(utilised by)/generated from:-			
Operating activities	(1,332)	1,428	2,542
Investing activities	(1,415)	(2,747)	(7,693)
Financing activities	233	4,095	6,930
Cash inflow/(outflow) for the period	(2,514)	2,776	1,779
Cash and cash equivalents at beginning of period	(2,946)	(5,722)	(4,725)
Cash and cash equivalents at end of period	(5,460)	(2,946)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated deficit	Total equity
For quarter ended 31st March 2001				
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172

Notes to the Financial Statements

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000
Supplementary information:-		
Capital commitments	0	5,467
Capital expenditure	6,679	6,387
Long-term borrowings:-		
Finance leases:-		
Excavator 984C	6,194	0
Elution plant	1,425	1,749
Excavator 984C	5,213	5,247
Excavator 994	3,561	3,782
	16,393	10,778
Less:- short-term portion	-2,844	-2,844
	13,549	7,934
The above finance leases are repayable over periods varying from one to five years.		
Loan-heap leach plant:-	8,924	8,924

The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002,
thereafter the interest will be re-negotiated.

Total long-term borrowings	22,473	16,858

Security:-

The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.

Commentary

HIGHLIGHTS

* Cash operating costs for the quarter declined by 7,2% to US$167/oz.
* Cash operating profits achieved for the quarter were R7,4 million or 6.21 cents per share.
* The Inner Basin has now been completely drilled, yielding in excess of previously stated ore resources and reserves.
* Heap Leach Pad No 1 is now off line having successfully delivered 76% of the gold stacked on the pad and a further 7% should be recovered intermittently over the next 18 months.
* The introduction of the third 100-ton excavator has resulted in an increase in mined tons to budgeted levels.
* Grades delivered from the pit remain in line with expectations.
* All operating disappointments highlighted during the previous quarter have been satisfactorily addressed.

DISAPPOINTMENTS

* The US$ gold price fell by 3% during the quarter.
* Despite higher tonnages stacked on pad No 2, poor operational management of the CIS section resulted in a 10.7% reduction in gold produced.

OUTLOOK

* Quarterly cash operating profits for the second quarter of the current financial year are anticipated to be in line or better than the first quarter of 2001.
* New projects continue to be evaluated.
* All operational aspects of the mine, especially the CIS section of the Plant, are expected to show continued improvement during the current quarter.
* The Company prefers to remain unhedged due to its position on the cash cost curve.

ADR PROGRAMME

The Company has re-initiated its ADR programme with the Bank of New York. The ADR programme, historically an un-sponsored programme is in the process of being converted to a sponsored level 1. This combined with a more aggressive marketing strategy and a proven track record, should have an impact on the market's perception of the Company internationally.

On behalf of the Board

P E Skeat D R Cunningham

Houghton

4 May 2001

PRODUCED BY: BONNIE KAMSENZA 04-05-2001 07:33 SENS

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

IN COMPLIANCE WITH RULE 3.72 - 3.75 OF THE JSE LISTINGS REQUIREMENTS, THE FOLLOWING IS DISCLOSED :

DIRECTOR	:	PETER WALTERS
DATE OF TRANSACTION	:	29 MAY 2001
AMOUNT	:	66 667
PRICE	:	153.02 CENTS PER SHARE
NATURE OF TRANSACTION	:	SALE
CLASS OF SECURITY	:	ORDINARY SHARES
EXTENT OF INTEREST	:	DIRECT
DIRECTOR	:	DEAN CUNNINGHAM
DATE OF TRANSACTION	:	29 MAY 2001
AMOUNT	:	166 666
PRICE	:	153.02 CENTS PER SHARE
NATURE OF TRANSACTION	:	SALE
CLASS OF SECURITY	:	ORDINARY SHARES
EXTENT OF INTEREST	:	DIRECT
DIRECTOR	:	PETER EDWIN SKEAT
DATE OF TRANSACTION	:	29 MAY 2001
AMOUNT	:	333 333
PRICE	:	153.02 CENTS PER SHARE
NATURE OF TRANSACTION	:	SALE
CLASS OF SECURITY	:	ORDINARY SHARES
EXTENT OF INTEREST	:	INDIRECT BENEFICIAL

THE ABOVE TRANSACTIONS WERE EXECUTED IN TERMS OF A SHARE INCENTIVE SCHEME INVOLVING A TOTAL OF 1 036 667 ORDINARY SHARES.

Date: 06/06/2001 05:00:00 PM Produced by the SENS Department

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

THE SIX MONTHS ENDED 30TH JUNE 2001
Registration No: 1921/006955/06
Unaudited consolidated financial results for the six months ended 30th June 2001

	Quarter to 30 June '01	Quarter to 31 Mar '01	Six months to 30 June '01	Six months to 30 June '00	Year to 31 Dec `00
Highlights:-					
Gold produced and sold:-					
-kilograms	335	302	637	352	997
-ounces	10,770	9,710	20,480	11,317	32,054
Cash operating cost stacked (rands per ton)	39.26	31.92	35.64	15.65	31.59
Cash operating cost:-					
-rand / kg	48,212	42,305	45,411	26,912	39,933
-US$ / oz	187	167	178	123	165
Cash operating profit (R'000)	7,195	7,351	14,546	12,364	23,649
Net earnings (R'000)	3,671	4,037	7,708	8,280	14,665
Headline and basic earnings per share (cents)	3.08	3.41	6.49	7.25	12.77
Operating results:-					
Tonnage stacked (tons)	411,379	400,243	811,622	605,441	1,260,476
Gold produced and sold (kg)	335	302	637	352	997
Average grade stacked (g/ton)	1.33	1.32	1.32	1.58	1.39
Gold price received:-					
-rand / kg	69,690	66,646	68,246	61,824	63,653
-rand / oz	2,168	2,073	2,123	1,923	1,980
-US$ / oz	267	263	265	280	275
	R'000	R'000	R'000	R'000	R'000
Income statement:-					
Revenue	23,346	20,127	43,473	21,837	63,462
Cash operating costs	18,665	17,447	36,112	19,338	53,856
Cash movement in lock-up	(2,514)	(4,671)	(7,185)	(9,865)	(14,043)
Cash operating profit	7,195	7,351	14,546	12,364	23,649
Amortisation	1.859	1,737	3,596	2,360	5,808
Non-cash movement in lock-up	(300)	(235)	(535)	0	(1,834)
Net interest paid	1,088	910	1,998	831	2,476
Corporate costs/other	176	128	304	(107)	323
Exploration costs	701	774	1,475	1,000	2,302
Profit before taxation	3,671	4,037	7,708	8,280	14,665
Taxation	0	0	0	0	0
Net income after taxation	3,671	4,037	7,708	8,280	14,665

Ratios:-

Earnings per share (cents):-					
-cash operating	6.03	6.21	12.24	10.82	20.58
-headline and basic	3.08	3.41	6.49	7.25	12.77
-fully diluted	2.99	3.31	6.30	7.03	12.58
Weighted average number of ordinary shares in issue	119,271,116	118,462,288	118,868,930	114,274,288	114,892,189

The fully diluted earnings per share is based upon the dilutive effect of the employee share options resulting from 3,515,000 options being in issue throughout the year.

	Period ended 30 June 2001 R'000	Period ended 31 Mar 2001 R'000	Period ended 30 June 2000 R'000	Period ended 31 Dec 2000 R'000
Abridged balance sheet:-				
Assets				
Non-current assets:-				
-mining assets	98,322	99,542	89,714	94,696
-investments	7,329	6,990	5,778	6,691
	105,651	106,532	95,492	101,387
Current assets:-				
-inventory	26,977	24,029	13,034	18,897
-accounts receivable	6,685	6,382	3,312	6,258
-bank balance	2,883	1,463	1,510	1,388
	36,545	31,874	17,856	26,543
Total assets	142,196	138,406	113,348	127,930
Equity and liabilities				
Capital and reserves:-				
-ordinary share capital	2,390	2,369	2,285	2,369
-share premium	90,797	89,853	85,414	89,853
-accumulated profit/ (loss)	621	(3,050)	(13,472)	(7,087)
	93,808	89,172	74,227	85,135
Non-current liabilities:-				
-provision for enviromental rehabilitation	4,500	4,500	4,500	4,500
-other long-term liabilities	21,225	22,473	13,486	16,858
	25,725	26,973	17,986	21,358
Current liabilities:-				
-accounts payable	14,041	10,133	9,420	11,983
-short term portion of long term loans	3,031	2,844	2,605	2,844
-bank overdraft	3,612	6,923	7,117	4,334
-loans from related parties	1,979	2,361	1,993	2,276
	22,663	22,261	21,135	21,437
Total equity and liabilities	142,196	138,406	113,348	127,930

	Quarter 30 Jun R'000	Quarter 31 Mar R'000	Six Months 30 Jun R'000	Six Months 30 Jun R'000	Year 31 Dec R'000
Abridged cash flow statement:-					
Generated from/ (utilised by):-					
Operating activities	6,187	(1,332)	4,855	(4,206)	2,542
Investing activities	(978)	(1,415)	(2,393)	(4,805)	(7,693)
Financing activities	(478)	233	(245)	8,129	6,930
Cash inflow/(outflow) for the period	4,731	(2,514)	2,217	(882)	1,779
Cash and cash equivalents at beginning of period	(5,460)	(2,946)	(2,946)	(4,725)	(4,725)
Cash and cash equivalents					

at end of period	(729)	(5,460)	(729)	(5,607)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated profit/(deficit)	Total equity
Balance at 31st December 1999	2,285	85,414	-21,752	65,947
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	8,280	8,280
Balance at 30th June 2000	2,285	85,414	-13,472	74,227
Issued during the period (4,188,000 shares)	84	0	0	84
Share premium	0	4,439	0	4,439
Net income after taxation	0	0	6,385	6,385
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172
Issued during the period (1,036,667 shares)*	21	0	0	21
Share premium	0	944	0	944
Net income after taxation	0	0	3,671	3,671
Balance at 30th June 2001	2,390	90,797	621	93,808

* The above 1,036,667 shares were issued on a loan account to The Afrikander Lease Share Trust Scheme

Notes to the Financial Statements

	Quarter Ended 30 Jun R'000	Quarter Ended 31 Mar R'000	Six Months Ended 30 Jun R'000	Six Months Ended 30 Jun R'000	Year Ended 31 Dec R'000
Supplementary information:-					
Capital commitments	0	0	0	6,100	5,467
Capital expenditure	639	6,679	7,318	11,829	21,779
Long-term borrowings:-					
Finance leases:-					
Excavator 984C	5,882	6,194	5,882	0	0
Elution plant	1,088	1,425	1,088	2,362	1,749
Excavator 984C	5,081	5,213	5,081	5,247	0
Excavator 994	3,281	3,561	3,281	4,805	3,782
	15,332	16,393	15,332	7,167	10,778
Less:- short-term portion	-3,031	-2,844	-3,031	-2,605	-2,844
	12,301	13,549	12,301	4,562	7,934
The above finance leases are repayable over periods varying from one to five years.					
Loan-heap leach plant:-	8,924	8,924	8,924	8,924	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002, thereafter the interest will be re-negotiated.					
Total long-term borrowings	21,225	22,473	21,225	13,486	16,858

Security:-

The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

Notes to the financial statements:-

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.

For the months of January and February 2000 all costs and revenue from gold

produced and sold were capitilised as being prior to achieving commercial levels of production. Consequently the statistics shown under the `highlights' and `operating results' section of this report are based upon the period March 2000 to June 2000.

HIGHLIGHTS

* Cash Operating profits of R7.2 million or 6.03 cents per share were achieved for the previous quarter.
* Gold production increased by 11% to 335 kgs or 10 770 ounces for the previous quarter.
* The second lift on Heap Leach Pad No: 1 has commenced. Both Heap Leach Pads No's: 1 and 2 were operating satisfactorily, with no evidence of the historical perculation problems.
* During the quarter, Elandslaagte was acquired, an extension to the current ore body. The net affect of this was an increase in ore resources of approximately 200, 000 ounces.
* The existence of a high-grade pay-shoot within the Inner Basin was confirmed by intensive sequential drilling during the quarter. Grades ranging from 2 g/ton to 4 g/ton over a width of 10 meters were recorded. Management is implementing a strategy to incorporate a portion of this high-grade ore in its monthly production targets.

DISAPPOINTMENTS

* For the quarter, higher cash costs offset the increased gold production resulting in a 3% reduction in cash operating earnings to 6.03 cents per share.
* The gold price continued to languish in a tight range for most of the quarter.

OUTLOOK

* The average pad grade stacked is expected to increase in the second half of the current financial year as a direct result of production from the high-grade pay-shoot.
* The benefits of the recently announced diesel rebate for opencast miners will be realised in the current quarter for the first time. Management estimate the saving at R0.3 million per month.
* The board has approved a plant upgrade to increase both recovery and throughput. This will have the further effect of reducing the US$/oz cash cost. Pending JSE Securities Exchange approval, initial funding will come from the private placement of shares for cash at R1.40 per share, marginally above the 30 day weighted moving average which has been fully subscribed for.

On behalf of the Board

P E Skeat D R Cunningham

Houghton

2 August 2001

Date: 03/08/2001 09:19:00 AM Produced by the SENS Department

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
("Aflease" or "the company")

RAISING OF CAPITAL FOR EXPANSION

Introduction

The Board of Aflease has resolved to embark on a capital expansion plan which, it is anticipated will, within the next six to twelve months, have the following effect on operations and performance:

Substantially increase plant throughput
Materially improve recovery rates
Significantly speed up the leaching cycle time

Funding the Expansion

The capital expansion plan will be financed through a combination of equity and debt.

Equity

Aflease has, with immediate effect, raised R4,9 million through a private placement of shares with Trinity Holdings (Pty) Ltd and its clients. The transaction accords with the general authority for directors to issue shares for cash and was agreed to by shareholders at the last annual general meeting. In the process Aflease will issue 3,5 million new shares of 2 cents each, for cash, at an issue price of 140 cents per share. This price is marginally above the 30 day weighted moving average as at 31 July 2001, the date when the terms of the deal were agreed. The cash will be available to Aflease within 10 business days. This placement complies with the requirements of section 222 of the Companies Act and is subject to approval by the JSE Securities Exchange South Africa ("JSE").

A second round of capital raising will be undertaken in the near future, which will be limited to the issue of 7 million new shares, subject to regulatory approval. Aflease's majority shareholder, Benoryn Investment Holdings (Pty) Limited, representing the interests of the company's Chairman and Managing Director Peter Skeat, has undertaken to "take up" not less than 3,5 million of these new shares. Accordingly, the total fresh equity raised by Aflease will not be less than R9,8 million.

Debt

In addition to its plans to raise equity, Aflease has obtained a range of offers from various outside institutions to provide a further R10 million in debt finance. Shareholders will be informed as soon as a final selection has been made and negotiations concluded.

Johannesburg
15 August 2001
Date: 15/08/2001 05:03:00 PM Produced by the SENS Department


ABSA
Standard Bank
NEDBANK
Permanent Bank

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

AfLease - (AFL) - ZAE000000253
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06
("AfLease" or "the company")
Cautionary announcement
Shareholders are advised that AfLease has entered into negotiations, which, if successfully concluded, may have an effect on the price at which the company's securities trade on the JSE Securities Exchange South Africa. Accordingly, shareholders are advised to exercise caution when dealing in the company's securities until a further announcement is made.
Johannesburg
20 August 2001

Corporate adviser	Sponsor
Micofin	Barnard Jacobs Mellet Corporate Finance

Date: 20/08/2001 04:10:00 PM Produced by the SENS Department

HOME | Company Reports | Company News | SENS News | Who Owns What



THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1921/006955/06)
("Aflease" or "the company")

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcement dated 20 August 2001 and are advised that, at a board meeting held on the 24 August 2001, the directors decided to suspended negotiations with Durban Roodepoort Deep Limited. Caution when dealing in the company's securities is no longer required.

Johannesburg
24 August 2001

Corporate adviser


MICOFIN
HOLDINGS (PTY) LIMITED

Sponsor


BARNARD
JACOBS
MELLET

Corporate Finance

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

DURBAN ROODEPOORT DEEP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(ARBN 086277616)
(NASDAQ trading symbol: DROOY)
www.durbans.com ("DRD")
(Share Code: DUR)
(ISIN Code: ZAE000015079)
THE AFRIKANDER LEASE LIMITED
(Incorporated in Republic of South Africa)
(Registration number 1921/006955/06)
("AFL")
(Share Code: AFL)
(ISIN Code: ZAE000000253)

JOINT WITHDRAWAL OF CAUTIONARY ANNOUNCEMENTS

Shareholders of DRD and AFL ("the Companies") are referred to their respective cautionary announcements dated 21 August 2001, and are advised that due to current market volatility the Companies have suspended negotiations and therefore caution is no longer required to be exercised when dealing in companies' securities.

Johannesburg
12 September 2001
Merrill Lynch
Sponsor to DRD
The Cornerstone
Sponsor to AFL
File name: Sens Cover Page.doc
NOTE-
DESCRIPTION-
SENS Announcement Cover Page
Submitting Company Details

Submitting Company	Merrill Lynch	Submitter Contact Person	Gail Bruce

Story Details

Flash Headline	Joint Withdrawal of Cautionary Announcements
Announcement Type	Formal

Follows Formal Announcement	Price Sensitive	Listed Company Release Approval Required	CFO Approval Required

LID Instructi	Name of CFO

Reference No.

Other Requirements

Associated Story Reference No.		Cover Page Only		Confirmation of Release Required	
Release Date & Time (dd/mm/yyyy hh:mm)	Immediately	Dual Listing		Dual Listing Exchange	LSE
Other Regulatory Approvals Required	None				
Special Requests	Please confirm to Gail Bruce on 305 5802 prior to release				

Announcement Company Details

Listed Company Name	Listed Company Alpha Code	Listed Company Authentication Contact
Durban Roodepoort Deep Limited	DUR	Maryna Eloff

Sponsorship Details

Sponsor Name	Merrill Lynch South Africa	Sponsor Contact Person	Gail Bruce
Phone Number	3055802	Fax Number	3055608
Area Code	011	Announcement Approved by Sponsor?	
E-mail Address	gail_bruce@ml.com		

Date: 12/09/2001 04:27:10 PM Produced by the SENS Department

AFRIKANDER LEASE LTD
AFR-LEASE ()

JSE - GOLD


AFRIKANDER
LEASE

PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

THE AFRIKANDER LEASE LIMITED
("Aflease")
JSE Share code : AFL
ISIN Code: ZAE000000253
RESUMPTION OF AFLEASE EXPANSION PROGRAMME
The attention of shareholders is drawn to the withdrawal of a cautionary announcement between Aflease and Durban Roodepoort Deep Limited ("the companies"), in which the companies announced the suspension of negotiations. Merger talks have terminated.
Aflease will continue with its current expansion programme as detailed in the last quarterly report. A number of minority shareholders and various independent financial institution have expressed an interest in providing the additional capital required for this expansion plan. Further announcements will be made shortly. The impact of this decision is for Aflease to remain an independent, unhedged, low cost gold producer.
The sponsored Level I ADR programme on the Nasdaq will shortly be in operation and shareholders will be kept informed of developments. This should broaden shareholder participation and increase trading liquidity by facilitating investment from offshore.
Johannesburg
17 September 2001
Date: 17/09/2001 12:06:53 PM Produced by the SENS Department

HOME | Company Reports | Company News | SENS News | Who Owns What

AFRIKANDER LEASE LTD
AFR-LEASE () **JSE - GOLD**



PO Box 6253
Flamwood
2572
93 Bedford Avenue
Benoni
1501
Telephone 27 18 468 1061
Fax 018 468 5054

September 2001
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share Code: AFL ISIN Code: ZAE000000253
("Aflease" or "the company")
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2001

	Quarter to 30 Sep 2001	Quarter to 30 June 2001	Quarter to 30 Sep 2000	Year to 31 Dec 2000
Highlights:-				
Gold produced and sold:-				
- kilograms	315	335	306	997
- ounces	10,127	10,770	9,838	32,054
Cash operating cost stacked:-				
- rand/ton	46.36	39.26	54.42	31.59
- rand/kg	50,340	48,212	45,755	39,933
- US$/oz	185	187	197	165
Cash operating profit (R'000)	8,103	7,195	5,249	23,649
Net earnings (R'000)	4,565	3,671	1,540	14,665
Headline and basic earnings per share (cents)	3.77	3.08	1.35	12.76
Operating Results:-				
Tonnage stacked (tons)	342,062	411,379	257,261	1,260,476
Gold produced and sold (kg)	315	335	306	997
Average grade stacked (g/ton)	1.20	1.33	1.03	1.39
Gold price received:-				
- rand/kg	76,063	69,690	62,908	63,653
- rand/oz	2,366	2,168	1,957	1,980
- US$/oz	276	267	274	275

	Quarter to 30 Sep 2001 R'000	Quarter to 30 June 2001 R'000	Quarter to 30 Sep 2000 R'000	Year to 31 Dec 2000 R'000
Income statement:-				
Revenue	23,960	23,346	19,250	63,462
Cash operating costs	17,300	18,665	16,492	53,856
Cash movement in lock-up	(1,443)	(2,514)	(2,491)	(14,043)
Cash operating Profit	8,103	7,195	5,249	23,649
Amortisation	1,858	1,859	2,168	5,808
Non-cash movement in				

lock-up	(74)	(300)	-	(1,834)
Net interest paid	986	1,088	954	2,476
Corporate costs/ other	151	176	(133)	232
Exploration costs	617	701	720	2,302
Profit before Taxation	4,565	3,671	1,540	14,665
Taxation	-	-	-	-
Net income after Taxation	4,565	3,671	1,540	14,665
Ratios:-				
Earnings per share (cents):-				
- cash operating \ earnings	6.69	6.03	4.59	20.58
- headline and basic	3.77	3.08	1.35	12.76
- fully diluted	3.66	2.99	1.31	12.39
Weighted average number of ordinary shares in issue	121,096,781	119,271,116	114,274,288	114,892,189

The fully diluted earnings per share is based upon the dilutive effect of employee share options resulting in 3,515,000 options being in issue throughout the year.

	Period ended 30 Sep 2001 R'000	Period ended 30 June 2001 R'000	Period ended 30 Sep 2000 R'000	Period ended 31 Dec 2000 R'000
Abridged balance sheet:-				
Assets				
Non-current assets:-				
- mining assets	97,586	98,322	93,166	94,696
- investments	7,687	7,329	6,182	6,691
- other assets	1,745	-	-	-
	107,018	105,651	99,348	101,387
Current assets:-				
- inventory	29,469	26,977	15,570	18,897
- accounts receivable	6,732	6,685	5,483	6,258
- bank balance	2,179	2,883	3,614	1,388
	38,380	36,545	24,667	26,543
Total assets	145,398	142,196	124,015	127,930
Equity and liabilities:-				
Capital and reserves:-				
- ordinary share capital=	2,460	2,390	2,285	2,369
- share premium	95,627	90,797	85,414	89,853
- retained income/ (accumulated deficit)	5,186	621	(11,933)	(7,087)
	103,273	93,808	75,766	85,135
Non-current liabilities:-				
- provision for environmental rehabilitation	4,500	4,500	4,500	4,500
- other long-term liabilities	20,289	21,225	16,872	16,858
	24,789	25,725	21,372	21,358
Current liabilities:-				
- accounts payable	10,716	14,041	12,579	11,983
- short term portion of long term loans	2,931	3,031	2,744	2,844
- bank overdraft	2,110	3,612	9,336	4,334
- loans from related parties	1,579	1,979	2,218	2,276
	17,336	22,663	26,877	21,437

	Quarter to 30 Sep 2001 R'000	Quarter to 30 June 2001 R'000	Quarter to 30 Sep 2000 R'000	Year to 31 Dec 2000 R'000
Abridged cash flow statements:-				
Generated from/(utilised by):-				
operating activities	(1,186)	6,187	2,160	2,542
investing activities	(1,480)	(978)	(943)	(7,693)
financing activities	3,464	(478)	(1,331)	6,930

Cash inflow/(outflow) for the period	798	4,731	(114)	1,779
Cash and cash equivalents at the beginning of period	(729)	(5,460)	(5,608)	(4,725)
Cash and cash equivalent at end of period	69	(729)	(5,722)	(2,946)

	Share Capital	Share Premium	Accumulation Profit/(Deficit)	Total Equity
Statement of changes in equity:-				
Balance at 30 June 2000	2,285	85,414	(13,473)	74,226
Issued during the period	-	-	-	-
Share Premium	-	-	-	-
Net income after taxation	-	-	1,540	1,540
Balance at 30 September 2000	2,285	85,414	(11,933)	75,766
Issued during the period (4,188,000 shares)	84	-	-	84
Share Premium	-	4,439	-	4,439
Net income after taxation	-	-	4,846	4,846
Balance at 31 December 2000	2,369	89,853	(7,087)	85,135
Issued during the period	-	-	-	-
Share Premium	-	-	-	-
Net income after taxation	-	-	4.037	4,037
Balance at 31 March 2001	2,369	89,853	(3,050)	89,172
Issued during the period (1,036,667 shares)	21	-	-	21
Share Premium	-	944	-	944
Net income after Taxation	-	-	3,671	3,671
Balance at 30 June 2001	2,390	90,797	621	93,808
Issued during the period	70	-	-	70
Share Premium	-	4,830	-	4,830
Net income after Taxation	-	-	4,565	4,565
Balance at 30 September 2001	2,460	95,627	5,186	103,273

Notes to the Financial statements

	Quarter ended 30 Sep 2001 R'000	Quarter ended 30 June 2001 R'000	Quarter ended 30 Sep 2000 R'000	Year ended 31 Dec 2000 R'000
Supplementary information:-				
Capital commitments	-	-	4,585	5,467
Capital expenditure	1,122	639	5,616	2,779
Long-term borrowings:-				
Finance leases:-				
- Excavator 984C	5,630	5,882	-	-
- Excavator 984 C	4,939	5,081	4,651	5,247
- Excavator 994	2,988	3,281	3,979	3,782
- Elution plant	739	1,088	2,062	1,749
	14,296	15,332	10,692	10,778
Less:- short-term Portion	(2,931)	(3,031)	(2,744)	(2,844)
	11,365	12,301	7,948	7,934

The above finance leases are repayable over periods varying from one to five years

Loan - heap leach plant:-	8,924	8,924	8,924	8,924

The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002, thereafter the interest will be re-negotiated.

Total long-term Borrowings	20,289	21,225	16,872	16,858

Security:-

The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of the Afrikander Lease Limited's equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all

short-term insurance policies covering the heap leach and elution plant.

Accounting policies:-
The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements.
These financial results have been compiled in accordance with the Generally Accepted Accounting Policies in South Africa.
No dividend has been proposed or declared for the period under review.
For the months of January and February 2000 all costs and revenue from gold produced and sold were capitalised as being prior to achieving commercial levels of production. Consequently the statistics shown under the "Highlights" and "Operating Results" section of this report are based upon the period March 2000 to June 2000.

COMMENTARY

Highlights

The average dollar gold price improved 3.4% for the period to US$276/oz. This combined with a weaker Rand/dollar, resulted in a 9.1% improvement in the average Rand gold price received to R76 063/kg.
Total cash costs for the period were slightly better at US$185/oz.
Profit before tax and earnings per share rose 24.3% to R4.56 million and 22.4% to 3.77cps respectively.

Disappointments

The dollar gold price languished subsequent to its September highs.
Tons stacked during the month of July where negatively affected by a failure in the primary jaw crusher.

Outlook

Drilling of the Inner Basin has been completed. The subsequent evaluation has highlighted the presence of a high-grade area with sufficient reserves to a sustain a second open pit. This material will be mined and blended with the current open pit material resulting in a net increase in the average grade stacked on the heap leach pad in the coming quarters.
The plant upgrade and fleet expansion has been initiated.

Plant Upgrade

The cash raised, as discussed under "Issue of shares for cash" below, will be used to upgrade the plant and equipment to accommodate a minimum of 165 000 tons per month at an increased grade and recovery. Initial work on the upgrade commenced during October 2001 and is expected to be completed by the end of the current financial year.
The salient features of the upgrade include:
The in-pit loading capacity will be increased with the purchase of two additional Liebherr 974 excavators;
The hauling capacity will be increased by a further seven 85-ton haulers;
The optimization of blending the higher-grade area with the Inner Basin should increase the average stacked heap leach pad grade by approximately 25%;
Process plant capacity will be increased to a maximum of 180 000 tons per month;
The stacked product crush size will be reduced from 13.6 mm to 5.0 mm thereby increasing recovery by an additional 10% to an average 85%;
Ancillary infrastructure will also be upgraded to accommodate the increased plant capacity;
The commissioning of the plant is scheduled to be completed by 31 March 2002.
The consequence of the plant upgrade will be an approximate 50% increase in gold production per month and R/ton operating costs should decline.

ISSUE OF SHARES FOR CASH

1. Introduction

The directors of Aflease advise that, in accordance with the general authority to issue shares for cash obtained from its shareholders at the general meeting held on 18 October 2001, 14 437 500 shares of two cents each have been issued to selected financial institutions at an issue price of 160 cents per share ("the cash issue").
The issue price of 160 cents per share represents a 6,4% discount to the 30 business days weighted average traded price of 171 cents per share on the JSE Securities Exchange South Africa ("JSE") on 19 October 2001, the date when the directors approved the issue.

2. Rationale for the cash issue

The proceeds of the cash issue will be utilised to fund the company's planned expansion programme.

3. Financial effects

The effects of the cash issue on the actual earnings and net asset value for

the nine months ended 30 September 2001 and based on the actual number of shares in issue as at that date are as follows:

	Before (cents)	After (cents)	% change
Net asset value per share:-			
- undiluted	83,96	93,15	10,94
- diluted	81,63	90,82	11,26
Earnings per share:-			
- undiluted	9,98	10,13	1,50
- diluted	9,70	9,88	1,86

These calculations are based on the assumption that the proceeds of the cash issue had been invested at rates equivalent to money market rates for the nine month period ended 30 September 2001.

4. Listing of the shares

The 14 437 500 new ordinary shares were listed on the JSE on 29 October 2001.

On behalf of the Board

P E Skeat D R Cunningham

Houghton

30 October 2001

Date: 31/10/2001 10:05:00 AM Produced by the SENS Department

EXHIBIT 5

List identifying the information, documents and materials referred to in Exhibits 2, 3 and 4, which have been distributed to shareholders or filed with a regulatory authority or stock exchange since 1 January 2000.

Exhibit 2

Documents distributed to shareholders

DATE	DESCRIPTION	METHOD	TIMING
19 June 2000	Annual Report and Audited Financial Statements for the fiscal year 1999	Sent to shareholders via registered post	Required to be distributed within three months of the fiscal year-end
12 July 2000	Notice of 2000 annual general meeting including a form of proxy	Sent to shareholders via registered post	Required to be distributed 21 days prior to the date of the annual general meeting
3 July 2001	Annual Report and Audited Financial Statements for the fiscal year 2000	Sent to shareholders via registered post	Required to be distributed within three months of the fiscal year-end
3 July 2001	Notice of 2000 annual general meeting including a form of proxy	Sent to shareholders via registered post	Required to be distributed 21 days prior to the date of the annual general meeting
3 October 2001	Notice of general meeting including a form of proxy	Sent to shareholders via registered post	Required to be distributed 14 days prior to the date of the general meeting

Exhibit 3

Documents filed with Registrar of Companies

DATE	DESCRIPTION	METHOD	TIMING
26 October 2000	Form CM29 – Contents of register of directors, auditors and offices	Filing of form with Registrar of Companies causes form to be publicly available for inspection	Required to be filed within 28 days of the change of particulars
31 October 2000	Special Resolution to issue 4,188,000 new ordinary shares for cash	Filing of form with Registrar of Companies causes form to be publicly available for inspection	Required to be filed within one month of the passing of the Special Resolution
17 January 2001	Form CM29 – Contents of register of directors, auditors and offices	Filing of form with Registrar of Companies causes form to be publicly available for inspection	Required to be filed within 28 days of the change of particulars
14 March 2001	Special Resolution to issue 1,036,667 new ordinary shares in order to allow option holders to exercise their options under the The Afrikander Lease Share Incentive Scheme	Filing of form with Registrar of Companies causes form to be publicly available for inspection	Required to be filed within one month of the passing of the Special Resolution
31 July 2001	Special Resolution to issue 3,500,000 new ordinary shares for cash	Filing of form with Registrar of Companies causes form to be publicly available for	Required to be filed within one month of the passing of the Special Resolution

DATE	DESCRIPTION	METHOD	TIMING
		inspection	
19 October 2001	Special Resolution to issue 14,437,500 new ordinary shares for cash	Filing of form with Registrar of Companies causes form to be publicly available for inspection	Required to be filed within one month of the passing of the Special Resolution
6 November 2001	Special Resolution to allot and list 326,001 ordinary shares	Filing of form with Registrar of Companies causes form to be publicly available for inspection	Required to be filed within one month of the passing of the Special Resolution

Submissions to the Competition Commission

Nil

Submissions to the Securities Regulation Panel

Nil

Exhibit 4

Documents filed with the JSE

DATE	DESCRIPTION	METHOD	TIMING
31 October 2000	Special Resolution authorizing the issuance of and Application to list 4 188 000 new shares for cash	Submitted to the JSE for approval and publication via SENS	Required to be submitted prior to the issuance and listing of the shares[1]
26 March 2001	Special Resolution authorizing the issuance of and Application to list 1 036 667 new shares pursuant to the AFL Share	Submitted to the JSE for approval and publication via SENS	Required to be submitted prior to the issuance and listing of the

1 Unless no general authority for directors to deal in shares exists, in which case such submission is required prior to the issuance of the circular accompanying the notice of general meeting which contains the special resolution authorizing the issuance of the shares.

	Incentive Scheme		shares1
14 August 2001	Special Resolution authorizing the issuance of and Application to list 3 500 000 new shares for cash	Submitted to the JSE for approval and publication via SENS	Required to be submitted prior to the issuance and listing of the shares1
3 October 2001	Notice of General Meeting to obtain shareholders approval regarding a general authority to issue shares for cash	Submitted to the JSE for approval and publication via SENS	Required to be submitted 14 days prior to the date of the General Meeting
19 October 2001	Special Resolution authorizing the issuance of and Application to list 14,437,500 new ordinary shares for cash	Submitted to the JSE for approval and publication via SENS	Required to be submitted prior to the issuance and listing of the shares1
6 November 2001	Special Resolution authorizing the allotment and listing of and Application to list 326,001 ordinary shares	Submitted to the JSE for approval and publication via SENS	Required to be submitted prior to the issuance and listing of the shares1

Press releases / Announcements filed with and made public by the JSE

DATE	DESCRIPTION	METHOD	TIMING
31 March 2000	Results for the year ended 31 December 1999	Submitted to the JSE for publication via SENS	Required to be submitted within three months of the fiscal year-end
12 July 2000	Results for the six months ended 30 June 2000	Submitted to the JSE for publication via SENS	Required to be submitted within three months of the end of the six-month period
31 October 2000	Results for the quarter ended 31 October 2000	Submitted to the JSE for	Required to be submitted within

DATE	DESCRIPTION	METHOD	TIMING
		publication via SENS	three months of the end of the quarter
1 November 2000	Amendment to Results for the quarter ended 31 October 2000	Submitted to the JSE for publication via SENS	Required to be submitted within three months of the end of the quarter
1 March 2001	Results for the year ended 31 December 2000	Submitted to the JSE for publication via SENS	Required to be submitted within three months of the fiscal year-end
4 May 2001	Results for the quarter ended 31 March 2001	Submitted to the JSE for publication via SENS	Required to be submitted within three months of the end of the quarter
6 June 2001	Notice pursuant to Rule 3.72 - 3.75 of the JSE Listings Requirements of the sale of shares by a director	Submitted to the JSE for publication via SENS	Required to be submitted no later than 48 hours following the date on which the existence of the interest to which the *information* relates comes to the director's attention
3 August 2001	Results for the six months ended 30 June 2001	Submitted to the JSE for publication via SENS	Required to be submitted within three months of the end of the six-month period
15 August 2001	Raising capital for expansion –	Submitted to the	Required to be

DATE	DESCRIPTION	METHOD	TIMING
	R4,9 million via a private placement to Trinity Holdings – relates to the issue of 3,5M new shares	JSE for publication via SENS	submitted immediately upon deciding to alter capital
20 August 2001	Cautionary announcement – company in negotiations with Durban Roodepoort Deep Limited	Submitted to the JSE for publication via SENS	Required to be submitted as soon as possible once in possession of price-sensitive information
24 August 2001	Withdrawal of cautionary announcement – negotiations with Durban Roodepoort Deep Limited suspended	Submitted to the JSE for publication via SENS	Required to be submitted as soon as withdrawal of the announcement is feasible
12 September 2001	Press release – Joint withdrawal of cautionary announcements	Submitted to the JSE for publication via SENS	Required to be submitted as soon as withdrawal of the announcement is feasible
17 September 2001	Press release – Resumption of expansion programme	Submitted to the JSE for publication via SENS	Required to be submitted at the discretion of the company
31 October 2001	Results for the quarter ended 30 September 2001	Submitted to the JSE for publication via SENS	Required to be submitted within three months of the end of the quarter

SAKE-RAPPORT
21/5/2000
BANKE IN SPERVUUR OOR 'ONWETTIGE VERHALINGS'

SAKEREDAKSIE

'n Geskorste Woekerwetinspekteur, wat in sy ondersoeke bevind het dat die land se grootste banke na raming meer as R1 miljard onwettig van die publiek verhaal het, is besig met regsoptrede wat dié ongerymdhede sal openbaar.

Mnr. Herman le Roux, hoofinspekteur van die Departement van Handel en Nywerheid se Woekerwetafdeling, het 'n interdik teen die departement aangevra om inligting te bekom wat daarop kan dui dat hy onregmatig geskors is.

Van Le Roux se ondersoeke het daartoe gelei dat sekere bekende banke skulderkennings onderteken het om regsoptrede teen hulle vry te spring, terwyl ander miljoene rande aan verbruikers terugbetaal het.

Le Roux was in 1996 in beheer van meer as honderd ondersoeke na banke, landboukoöperasies en kleinhandelaars waarin bevind is dat die Woekerwet moontlik oortree is. Hy is kort daarna vir die tweede keer in sy loopbaan geskors.

Die Departement van Handel en Nywerheid het ná sy skorsing nooit dié ondersoeke na die direkteur van openbare vervolging vir verdere optrede verwys nie.

Dr. Alistair Ruiters, direkteur-generaal van die departement, sê groter prioriteit word verleen aan die beskerming van die kliënte van mikro-uitleners as aan "die meer opgevoede bankkliënte".

> The Association of Mortgage Lenders of South Africa
> Mr. D. Keys — 11 January 1993
> ....When the Department of Trade and Industry took over responsibility of administering the Usury Act from the Department of Finance, we were given to understand that Mr. Le Roux would not be transferred to the Department of Trade and Industry ....We sincerely believe that it is absolutely imperative that this gentleman should be relieved of all his responsibilities regarding the administration of the Usury Act.
> EM DE BLANCE
> PRESIDENT

Wetgewing oor mikro-uitleners is egter eers verlede jaar in werking gestel. Ruiters het dus in die drie jaar tot verlede jaar klaarblyklik niks gedoen om Le Roux se ondersoeke verder te voer nie.

Le Roux is die eerste keer geskors in 1993 omdat hy nie meer buigsaam teenoor banke opgetree het nie. Hy is later in sy pos herstel.

Sy skorsing het gevolg kort op skrywes deur Absa en die Genootskap van Verbandleners (die genootskap bestaan nie meer nie, maar was 'n filiaal van die huidige Bankeraad) aan dr. Stef Naudé, voormalige direkteur-generaal van Handel en Nywerheid, en sy minister, mnr. Derek Keys. Albei briewe sê dat Le Roux 'n vendetta teen banke voer.

"Ons glo dat dit absoluut noodsaaklik is dat hy van al sy verantwoordelikhede rakende die administrasie van die Woekerwet onthef moet word," lui 'n uittreksel van die brief aan Keys. (Sien bostaande uittreksel uit een van dié briewe.)

Le Roux het die bewering van 'n vendetta as belaglik afgemaak en gesê dat hy net sy taak volgens sy pligstaat uitgevoer het. "My taak is om toe te sien dat banke die bepalings van die Woekerwet nakom."

Le Roux se vroeëre ondersoeke het ook daartoe gelei dat die vorige Regering die Woekerwet in 1990 met terugwerkende krag verander het. Dit was om te verhoed dat verbruikers nóg eise teen banke instel.

Dokumente in Sake-Rapport se besit wys dat die vorige Regering Artikel 4 van die Woekerwet verander het om banke toe te laat om saamgestelde rente (rente op rente) op agterstallige betalings van kliënte te hef.

Die Woekerwet het al die jare bepaal dat banke slegs enkelvoudige rente op agterstallige betalings mag hef, maar banke het desondanks saamgestelde rente gehef.

Nóg 'n bepaling wat met terugwerkende krag verander is, het inspeksiegeld wat banke vir jare onregmatig van kliënte verhaal het (met die waardasie van hul eiendom tydens aansoeke om huisverbande), gewettig.

Le Roux is in 1996 deur die nuwe Regering geskors en ontvang die afgelope vier jaar volle betaling. Dié skorsing is omdat hy sy werk blykbaar met "te groot ywer" verrig het.

Net voor sy skorsing het hy dagvaardings teen Absa, die Minister van Handel en Nywerheid en die Bankeraad van Suider-Afrika laat uitreik.

Hy eis skadevergoeding van R900 000 weens beweerde laster en kwaadwillige vervolging.

Weens dié regsoptrede wou Absa en die Bankeraad van Suider-Afrika nie kommentaar lewer nie.

CITIZEN 9/6/2000
AFRIKANDER LEASES MISSES TARGET

GOLD producer Afrikander Leases missed its 150 000 tons-a-month production target in January and February due to design shortfalls at its new plant.

It said the production shortfall was exacerbated by excessive rainfall in the area where the plant was based.

"As a result, commercial operations were not achieved, and the board has decided to capitalise the first two months of the year and to declare March 1 as the date of starting commercial production for the mine," it said.

It would not publish a quarterly report for the first three months of 2000 and would issue an interim report in the first two weeks of July which would reflect operating results for March to June 2000.

Mining and processing targets at its heap leach operations were being met, and management was confident production of 150 000 tons-a-month at a grade of 1.5g a ton of gold or better could be consistently achieved at a cash cost of $150 an ounce or less. – Reuters.

BEELD 9/6/2000
AFR-LEASE SE AANDEEL DAAL SKERP WEENS SWAK PRODUKSIE

Pieter Bruwer

Die Suid-Afrikaanse goudmyngroep Afrikander Lease (Afr-Lease) se aandeelprys het gister skerp gedaal nadat die maatskappy bekend gemaak het hy het nie sy produksiedoelwitte vir Januarie en Februarie gehaal nie.

Die aandeelprys het met 11,2% of 19c teruggesak tot 150c op lae volumes.

Slegs 75 600 aandele het teen 'n totale koste van R121 110 van eienaar verwissel.

Die groep sê sy doelwit van 150 000 t. erts per maand vir die twee maande is nie bereik nie.

Die maatskappy gee sekere ontwikkelingsfoute by sy aanleg as rede hiervoor aan.

Dié foute is verder vererger deur die oorvloedige reën gedurende dié tydperk in veral die Klerksdorp-streek waar die meeste van die maatskappy se bedrywighede geleë is.

Gevolglik is besluit om nie 'n kwartaalverslag te publiseer vir die eerste drie maande van die jaar nie.

Die groep sal gedurende die eerste twee weke van Julie 'n verslag bekend maak wat die bedryfsresultate vir die tydperk van vier maande van Maart tot Junie sal weerspieël.

"Die direksie het besluit om die koste van die eerste twee maande van die jaar te kapitaliseer en om 1 Maart te verklaar as die datum waarop kommersiële produksie by die myn begin het," sê die maatskappy.



AFR-LEASE SE AANDEELPRYS
Jun'99
Jul
Sep
Nov
DEC
Feb'00
Apr
Jun

Die doelwitte vir sy myn- en herwinningsbedrywighede word nou behaal.

Die bestuur sê hy is vol vertroue dat die mikpunt om elke maand 150 000 t. erts met 'n ertsgraad van 1,5 g goud per ton te verwerk, nou deurlopend behaal kan word teen 'n kontantkoste van $150 per ons.

Mnr. Leon Esterhuizen, goudmynontleder van ABN Amro, sê hy vind dit eienaardig dat die maatskappy se aandeelprys gister so skerp gedaal het.

Die nuus dat die groep nie sy doelwitte gehaal het nie, is lankal reeds bekend en behoort nie 'n invloed op die aandeelprys te hê nie, sê hy.

"Al wat nuus is, is dat hulle nie 'n kwartaalverslag gaan uitbring nie.

"Daar was andersins nie nuwe nuus nie. Die mark behoort nie so skerp te reageer nie," sê hy.

Esterhuizen sê teen die huidige prys is dit 'n aandeel waarvan hy 'n paar bymekaar sal maak.

Hy sê die verwagting is dat die myngroep goeie resultate in Julie bekend gaan maak.



E & OE

7 SEDDON STREET, KENSINGTON B, RANDBURG, 2194
TELEPHONE (011) 787 1000 FAX (011) 789 5273
PO BOX 938, PINEGOWRIE, 2123

SA PRESS ONLINE GROUP



BUSINESS DAY
13/7/2000



THE AFRIKANDER LEASE LIMITED

HIGHLIGHTS
- Total Cash Costs : US$123/oz
- Operating Profit : R8.3 million
- EPS : 7.25 cps

Registration No: 1921/06955/06

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2000

	Unaudited Six Months Ended 30 June 2000	Unaudited Six Months Ended 30 June 1999	Audited Year Ended 31 December 1999
FINANCIAL RESULTS (R'000)			
Working revenue	21 837	-	-
Total cash costs	9 473	-	-
Working Profit	12 364	-	-
Other administration expenditure	(88)	-	(127)
Interest income	373	317	1 301
Interest expense	(1 204)	(10)	(339)
Other income	195	200	205
Amortisation of mining assets	(2 360)	-	-
Impairment of mining assets	-	(15 670)	(16 699)
Exploration costs	(1 000)	-	-
Net profit/(loss) before taxation	8 280	(15 163)	(15 659)
Taxation	-	-	-
Net profit/(loss) after taxation	8 280	(15 163)	(15 659)
Earnings/(loss) per share - cents	7.25	(13.99)	(14.19)
Headline earnings/(loss) per share - cents	7.25	(0.93)	(0.94)
Weighted average number of ordinary shares in issue	114 274 268	108 395 500	110 386 662
ABRIDGED BALANCE SHEET (R'000)			
Capital employed			
Shareholders' funds	74 227	59 989	65 947
Long Term Liabilities	16 091	-	10 333
Provision for rehabilitation	4 500	4 500	4 500
	94 818	64 489	80 780
Employment of capital			
Mining, Heap Leach and other assets	89 714	64 516	85 576
Investments - unlisted	5 778	4 508	5 111
Net Current Liabilities	(674)	(4 535)	(9 907)
Current assets	17 856	9 555	5 975
Amounts owing by related parties	-	575	378
Other current assets	16 346	5 767	3 246
Bank and cash	1 510	3 212	2 351
Current liabilities	(18 530)	(14 090)	(15 882)
Accounts payable and accruals	(9 420)	(7 717)	(8 806)
Bank overdrafts	(7 117)	(6 373)	(7 076)
Amounts owed to related parties	(1 993)	-	-
	94 818	64 489	80 780

	Unaudited Six Months Ended 30 June 2000	Unaudited Six Months Ended 30 June 1999	Audited Year Ended 31 December 1999
ABRIDGED CASHFLOW STATEMENT (R'000)			
Cash (utilised in)/generated by operating activities	(4 206)	(782)	2 444
Cash utilised in investing activities	(4 805)	(22 220)	(43 575)
Cash generated by financing activities	8 129	665	17 129
	(882)	(22 337)	(24 002)
Cash and cash equivalents at beginning of the period	(4 725)	19 277	19 277
Cash and cash equivalents at end of the period	(5 607)	(3 060)	(4 725)
ADDITIONAL DISCLOSURES (R'000)			
Capital expenditure	11 829	22 220	46 858
Directors valuation of investments	5 778	4 508	5 111
Capitlised interest	342	-	491
Capital commitments	6 100	-	3 200

	Four Months to 30 June 2000	Two months to 29 February 2000	Twelve Months to 31 December 1999
HEAP LEACH PAD OPERATING RESULTS			
Total rock mined (tons)	806 941	215 790	585 000
Ore on pad (tons)	605 441	205 087	535 702
Average pad grade (g/ton)	1.58	1,17	0.72
Average recovery grade (g/ton)	1.18	0,88	0.33
Average recovery factor (%)	75,00	75,00	45,00
Total Gold produced and sold			
Kilograms	351,95	67,85	155.23
Ounces	11 317	2 182	3 022
Gold work in progress - kg	398,31	72,42	15,54
Gold price received - R/kg	61,824	58,388	55,950
- R/ounce	1922,70	1,815,85	1,740,03
- US$/oz	279,65	291,64	281,00
Total Cash Costs - R/kg	26,916	-	-
- R/ounce	837,08	-	-
- US$/oz	123,12	-	-

HIGHLIGHTS FOR THE HALF YEAR ENDED 30 JUNE 2000

A. OPERATIONAL

- As the rainfall eased in March 2000 it was apparent that the excessive fines in the Inner Basin (5% less than 75 microns) was inhibiting pad percolation and recovery. Consequently a fines removal plant was conceptualised, designed and commissioned to produce fines free pad feed.
- A pad stacker has been designed and is scheduled to replace the off highway dump trucks by 1 September 2000, further reducing costs and on pad compaction.
- The second pad has been constructed and loading on this pad commenced on 10 July 2000.
- Ongoing mineralogical test work confirms recovery laboratory tests that The Afrikander Lease Limited gold is freegold (not in the pyrites) and will continue to yield a recovery in excess of budget.
- The Afrikander Lease Limited has successfully entered the commercial production phase and will continue to produce gold at a total cash cost of less than US$150/oz. With production and sales of gold expected to increase to the year end, the company can look forward to increased profits in the second half of the year.

B. FINANCIAL

- The commercial production phase of the mine commenced on 1 March 2000. Amortisation of mining assets commenced on this date and is computed over twelve years, being the life of the mine based on proven and probable ore reserves.
- For the months of January and February 2000 mine development costs, direct borrowing costs, operating costs, net of gold produced and sold and gold in process, have been capitalised, as this period was prior to the commercial production phase.
- The profit for the four month period ending June 2000 amounted to R8,3m after amortisation and depreciation of mining assets of R2,3m. Included in other current assets in the balance sheet is an amount of R11,9m which represents gold lock up at 30 June 2000.
- The total cash costs per ounce amounted to US$123 - below the target total cash cost of US$150.
- Cash generated by the operations are expected to be sufficient to enable the group to meet all its short term obligations and working capital requirements.

C. PROSPECTS

- The Afrikander Lease Limited is well placed to continue producing gold at a total cash cost of US$150/oz or less.

On behalf of the Board

P E Skeat D R Cunningham
Houghton
12 July 2000

E & OE



BUSINESS REPORT
13/7/2000
AFRIKANDER LEASE NETS R8M PROFIT

FROM BLOOMBERG

Klerksdorp – Afrikander Lease, the gold mining company, swung to a profit in the first half as a new processing plant made its production costs the lowest in South Africa, it said yesterday.

Afrikander made a profit of R8.5 million, or 7.3c a share, in the four months to June 30 compared with a loss of R15.2 million, or 14c, in the first six months of 1999.

The four-month period is being compared with last year's first half as the profit from the first two months of this year was written off against development costs.

This year Afrikander started using a low-cost processing method called heap leaching, where cyanide is dripped onto heaps of ore to extract the gold.

The method slashed production costs by almost half and helped boost output more than fivefold to 352kg.

"I think the market is going to be surprised by these results," said Ian Ballington at Investec Securities.

Afrikander closed down 1c to R2.24

MINING WEEKLY
4/8/2000
MINER HITS $123/OZ COST

Lani Holtzhausen
Mining Weekly Staff Writer

Independent gold-mine Afrikander Lease (AFL) has completed its first four months of commercial production, despite teething problems.

The mine, owned by newcomer Skeat Mining, is managing a cash cost of $123/oz, well below its target of $150/oz, and making the mine one of the lowest-cost gold producers in South Africa.

Having been reincarnated several times, AFL is an opencast operation, near Klerksdorp, on the West Rand.

Two years ago, the property was bought for R50-million by Skeat Mining and reworked as an opencast operation. During 1999 the mine commissioned a carbon-in-solution (CIS) plant and the first heap-leach pad. In November last year, a lease heap-leach crushing plant was also commissioned, with the first gold poured on November 16.

However, no sooner was the new-look mine commissioned in December last year, when the heavens opened and three times the normal rainfall had a substantial negative effect on the openpit mining and the heap-leach operations.

"You could not wish to damage a small company coming out of commissioning any more harshly," reports Skeat Mining chairperson Peter Skeat.

As the rainfall eased in March, the mine faced the additional challenge of excessive fines (particles of less than 75 micrometres), which were inhibiting pad percolation and gold recovery during the heap-leach process. About 5% of the inner basin orebody, which is being mined at present, consists of fines.

"The fines were causing lock-up in the pad, resulting in no gold coming out of the heap-leach process, a problem intensified by the rain, which turned the pad into a pond," explains Skeat.

However, mine management conceptualised and commissioned a fines-removal plant – believed to be the first of its kind in the world. Costing under R500 000 to build, the plant removes all fines under 75 micrometres to produce a fines-free pad feed.

The mine is establishing a fines-treatment plant to be commissioned before the end of the year.

The carbon-in-leach plant will treat about 20 000 t of fines a month at three grams a ton of gold, and the mine expects a 90% gold recovery rate.

In addition, the capacity of the CIS plant for the treatment of pad solution has been increased from 135 000 l/h to 470 000 l/h, with the addition of four further carbon tanks to the existing six. At the same time, loading has started on a second pad.

With another R20-million to R30-million-worth of gold still to be recovered from the first pad in the next six months, the mine is expecting good profits in the second half of the year, reveals Skeat. The pads are expected to yield a recovery in excess of the 75% budget.

A new underground heap-leach pad has also been commissioned, and is treating 10 000 t/month of underground ore at a grade of four grams a ton.

Numerous refinements and improvements on the crushing plant have been implemented over the last six months, resulting in improved performance.

"This places the mine in a good position to continue producing gold at a total cash cost of $150/oz or less," concludes Skeat.

BUSINESS REPORT
1/9/2000
AFRIKANDER LEASE PRODUCTION COSTS TO TOP $123 AN OUNCE

ANGUS MACMILLAN

Johannesburg – Afrikander Lease, South Africa's lowest-cost gold producer, would exceed March to June production costs of $123 an ounce in the present quarter, the mining company said yesterday

Peter Skeat, Afrikander Lease's chairman, said production costs for the year would remain under $150 an ounce, lower than most of the world's gold producers.

"Our commitment is to produce gold at less than $150 an ounce, but we have already proved that we can do a lot better than this," Skeat said.

Skeat believes that if oil prices stabilise, the bullion price rises and the South African rand continues to weaken, production costs can be reduced to below $100 an ounce in the medium term.

High diesel costs, which have doubled over the past year, are his major concern. Afrikander Lease produced a mere 351,1kg of gold from its open pit operation in the second quarter, hardly a threat to large gold producers.

This output was created from 606 000 tons of ore at an average yield of just 1,58g a ton.

Skeat believed the company can double its output if expansion investigations prove successful on land invitingly named Bonanza.

A decision will be made before the end of this year on whether to proceed with the expansion project.

"When we started this project two years ago, gold and platinum were about the same price. We need just a small part of platinum's massive price improvement and we'll be very happy," he said.

Afrikander Lease's shares closed 3c firmer at 185c on the JSE yesterday. Dow Jones

SAKE-RAPPORT
10/9/2000
AFLEASE 'N INTERESSANTE MOONTLIKHEID

Goudaandele is gewoonlik baie wisselvallig weens die onvoorspelbare neiging in die dollar-goudprys. Oor die afgelope paar jaar het die dollar-goudprys teleurgestel en het goud in 'n band rondom $300 per ons verhandel.

Goudmyne is prysnemers en kan slegs hul marges beïnvloed deur koste te beheer. Die koste-aspek van produksie is hoekom Afrikander Lease (Aflease) baie interessant lyk.

Dié klein goudmaatskappy produseer tans teen $175 per ons in vergelyking met totale koste van tipies $240 per ons vir ander Suid-Afrikaanse goudmyne. Afrikander Lease is 'n klein, oop goudmyn naby Klerksdorp in Noordwes. Die myn is in 1998 deur Keat Mining van Anglo American gekoop. Die myn is oorspronklik in 1957 genoteer en Anglo American het die myn van 1982 tot 1994 as 'n ondergrondse myn bedryf.

Die hooploog-oop-mynmetode word nou gebruik - dit is 'n aansienlik goedkoper metode as die diepmyn-metode. Bestuur beoog om uiteindelik teen 'n totale koste van $150 per ons te produseer. Die myn het sy eerste kwartaal van produksie tot einde Junie vanjaar gehad.

Dié kwartaal se resultate was volgens markverwagtings, maar die bestuur het nog 'n lang pad om te loop voordat die mark volle vertroue in die sukses van die maatskappy sal hê.

Wesensverdienste per aandeel was vir die eerste 4 maande tot einde Junie 7,25 sent. Alhoewel die swak rand gehelp het om kontantkoste per ons tot $123 te beperk, is dit steeds 'n baie goeie poging. Totale koste, waaronder eksplorasie en amortisasie, was $175 per ons.

Ondanks terugslae weens hewige reën wat die projek aan die begin van die jaar vertraag het, het die bestuur hom goed van sy taak gekwyt om met dié resultate vorendag te kom. Die beoogde uitset per maand is 168 kg en die myn produseer tans teen 70% van die verlangde vlakke.


Afrikaner Lease Limited
Daaglikse sluitingsprys in sent
250
200
160
120
100
80
Mei
Jul
Sep
Nov
Jan
Mrt
Mei
Jul
Sep
1999
2000

Verdienste per aandeel behoort meer as 30 sent per aandeel vir die huidige boekjaar te wees en meer as 50 sent per aandeel vir die 2001-boekjaar. Hierdie verdienste is 'n goeie opbrengs op die huidige markprys van R1,75. Kontantvloei is steeds negatief, maar na verwagting sal Aflease na die September-kwartaal heelwat kontant begin genereer.

Die verwagting is dat Aflease reeds teen die einde van dié boekjaar sy eerste dividend kan betaal en tot 20 sent per aandeel in die volgende boekjaar kan genereer.

Intussen behoort daar nie veel

FROM PREVIOUS PAGE

kommer oor die ratverhouding te wees nie.

Die bestuur besit steeds meer as 50% van die uitgereikte aandele wat daarop dui hy is toegewyd tot die sukses van die myn.

Hoewel die bestuur nie 'n bewese rekord het nie, is daar geen rede tot dusver om nie te glo in sy vermoë om 'n sukses te maak nie.

Op die oog af is daar baie waarde in die aandeel - waarde vir die aandeel kan tot bo R4 gevind word teen die huidige dollar-goudprys.

Die waardasies is gegrond op die aanname dat goud teen minder as $150 per ons geproduseer kan word en dat die hooploog-metode suksesvol is.

Daar is egter verdere potensiaal in die aandeel wat nie in huidige waardasies ingesluit word nie.

Daar is nog heelwat kapasiteit by Aflease se geriewe om produksie te verhoog. Die maatskappy besit ook wesentlike mynboubronne buite die huidige mynbougebied wat in die toekoms ontgin kan word.

Die moontlikheid bestaan ook dat die ondergrondse myn deur ander kontrakteurs bewerk kan word. Aflease kan hierop geld verdien teen 'n relatief lae risiko. Laastens is daar ook die moontlikheid dat Aflease deur Harmony of Durban Deep uitgekoop kan word.

Die maatskappy lyk aantreklik vir goudbulle en langtermynbeleggers, selfs teen die huidige dollargoudprys. Enige verdere dalings in die rand-dollarwisselkoers en stygings in die dollar-goudprys sal net die prentjie verder verbeter.

Voorspellings dat die olieprys voor einde vanjaar tot $50 per vat kan styg, kan dalk net die ou korrelasie tussen die goudprys en die olieprys laat herleef indien wêreldwye inflasie-vrese posvat.

Ek moet egter waarsku dat die potensiële wins hier teen hoë risiko kom.

Dit is nog 'n nuwe projek onder nuwe bestuur. 'n Spekulatiewe belegging van diskresionêre fondse in dié goudmaatskappy kan egter met bogemiddelde opbrengste beloon word.

● *Dié rubriek word deur 'n paneel spesialiste geskryf en verskyn weekliks. Vandag se rubriek is geskryf deur Sunél Veldtman, portefeuljebestuurder by Barnard Jacobs Mellet Private Kliëntedienste, 'n lid van die Johannesburgse Aandelebeurs.*

MINING MIRROR
1/9/2000
AFLEASE 'OUT TO DELIVER'

. BELINDA TIVERS reports:

Managing director, Peter Skeat, says that the company's results are exceptional, given the problems management faced with heavy rainfall from December 1999 to March 2000. "We decided to capitalise the costs incurred in these months prior to the commencement of production on March 1 this year. In effect, these results reflect only four months of production."

Management attributes the success of the mining operation to innovation. "We have installed a fines removal plant to alleviate the problems encountered with percolation in the pad, and are at present designing a CIL plant to treat the fines that are removed from the crushed ore. In addition, we have doubled the capacity of the CIS plant for the treatment of the pad solution, and have commenced loading onto the second pad."

Prospects for the company are good, as mineralogical testwork continues to confirm that recoveries in excess of 75% should be attained, as The Afrikander Lease Limited gold is freegold. A pad stacker has been designed and is scheduled to replace the off-highway dumptrucks this month, reducing costs even further.

The company, which was incorporated on December 5, 1921, and holds certain mineral rights in the Klerksdorp district, North West Province, was up until July 28, 1988, a subsidiary of Anglo American Corporation of South Africa Limited. Since April 1979 and until September 30, 1998, Vaal Reefs Exploration and Mining Company Limited leased from the company its main block of mineral rights and the arrangements provided for the mining of the uranium reserves and the treatment thereof in a metallurgical plant erected by Vaal Reefs. Because of the unfavourable condition of the uranium market, mining operations were suspended in 1982.

From August 1982 until September 1998, Vaal Reefs was granted the right to mine gold-bearing ore from the old Afrikander mine belonging to the company. Underground mining ceased in 1994. Since that date, no underground mining occurred. However, sand and slime were treated through the gold section of the metallurgical plant until February 1998.

With effect from July 28, 1998, Benoryn Investment Holdings (Pty) Ltd. acquired control of the company from AAC through the acquisition of 63,12% of the issued share capital. At the same time, Benoryn acquired cession of The Afrikander Lease Limited mining leases and acquired its CIP gold plant, associated mining and township infrastructure, and certain mineral and mining rights in respect of The Afrikander Lease Limited lease area.

With effect from September 30, 1998, the company acquired from Benoryn its entire business operations, excluding its interest in the company and from Peter Skeat, all the issued shares and the shareholders' claims against Tigerbush Investment (Pty) Ltd for an aggregate consideration of R50,6-million satisfied through the issue of 63 275-million new shares at 80c/share. Tigerbush was a private company conducting open-pit mining operations on a contract basis under the name of Skeat Mining. Tigerbush has recently changed its name to Skeat Mining (Pty) Ltd.

Following a successful feasibility study by Benoryn on The Afrikander Lease Limited lease area in 1998, which indicated profitable mining of the orebody through open-pit mining and using the existing CIP gold plant, the company recommenced mining operations. The metallurgical testwork was undertaken by Anglo American Research Laboratories.

During 1999, as a result of the inability of the autogenous mill to process the soft ores, the company discontinued treating the ore using the CIP plant, and following a successful heap leach feasibility study, commenced the construction of heap leach treatment facilities which were commissioned in December last year.

Operational highlights

At end-June, Afrikander Lease conceptualised, designed and commissioned a fines removal plant to produce fines-free pad feed. As the rainfall eased in March, it was apparent that the excessive fines in the inner basin (five percent less than 75 microns) were inhibiting pad percolation and recovery.

"As we stand today," Skeat says, "our fines removal plant is up and operating at 120% efficiency, at less than R500 000 and what we are currently delivering at the pad has no fines whatsoever."

Numerous refinements and improvements for the crushing plant have been implemented over the last six months, resulting in improved performance and throughput. Modifications include the building of a new primary jaw feeder bin and additional screening capacity.

A new 10 000-20 000t/month fines CIL treatment plant is being designed which will treat the fines removed to recover 90% of the average 5g/t gold found.

The capacity of the CIS plant for treatment of the pad solution has been increased from 235 000l/hour to 470 000l/hour, with the addition of four carbon tanks. A pad stacker has been designed and is scheduled to replace the off-highway dumptrucks this month. According to Skeat, AFL took the







THE AFRIKANDER LEASE LIMITED
Monthly Review

Presented below are the unaudited monthly results for October and September 2000. These results are stated as a matter of information rather than in accordance with any Act, and purely to inform shareholdes of ongoing monthly developments.

For October 2000

Financial Results:

	Unaudited October (R'000)	Unaudited September (R'000)
Tonnage mined	**257,261**	452,125
Gold produced-kg	**306.26**	292.30
Average pad grade	**1.03**	1.57
Average recovery grade	**75%**	75%
Gold price received:-		
- Rand / kg	**62,855**	62,504
- Rand / oz	**1,955**	1,944
- $ / oz	**274**	280
Gold sales	**19,250**	18,270
Movement in gold lock-up	**2,491**	6,790
Cash operating costs	**(16,492)**	(14,730)
Cash operating profit	**5,249**	10,330
Amortisation of mining assets	**(2,168)**	(1,773)
Interest (net)	**(954)**	(589)
Other income	**133**	100
Exploration cost	**(720)**	(724)
Profit before taxation	**1,540**	7,344
Taxation	**0**	0
Net earnings after tax	**1,540**	7,344

Ratios:

	Unaudited October	Unaudited September
Earnings per share (cents):-		
- Cash operating earnings	**4.59**	9.04
- Net earnings	**1.35**	6.43
Number of shares in issue	**114,274,288**	114,274,288

Key Indicators:

	Unaudited October (R'000)	Unaudited September (R'000)
Gold produced and sold:-		
- kilograms	**306**	292
- ounces	**9,847.70**	9,398.82
Gold work-in-progress	**325**	398
Cash Cost:-		
- Rand/kg	**53,849**	50,393
- $/oz	**197**	122
Cash Operating Profit	**5,249**	10,330
Net Earnings	**1,540**	7,344
Net Earnings per share(cents)	**1.35**	6.43

Comments

- The cash operating profit has been adversely affected as a result of a lower element of operating costs being transferred to work-in-progress i.e. gold lock-up (R6,790m in the June quarter compared to R2,491m in the September quarter). The reason for this is that the expected build up of tonnage on the pad did not occur.
- Heavy repair bills have also contributed to the higher operating costs for the quarter.
- The above points, together with the lower pad grade, have resulted in cash costs climbing to $197/oz from $122/oz the previous quarter.
- In spite of the difficulties experienced in the quarter, the Company nevertheless managed to make a cash profit of R5,249m and a net profit of R1,540m.
- Heavy repair bills have also contributed to the higher operating costs for the quarter.
- Heavy repair bills have also contributed to the higher operating costs for the quarter.

Contact : Dean Cunningham 082 490 6429



THE AFRIKANDER LEASE LIMITED

Registration No: 01/06955/06

Issued Share Capital: 114 274 288 Shares

OPERATIONAL HIGHLIGHTS FOR THE QUARTER

- The new run-of-mine ("RoM") ramp ore bin has been successfully commissioned to resolve the previous restrictions on throughput.
- The new fines removal plant has been successfully commissioned and is removing the 75-micron fraction, bringing to an end the fines percolation problem.
- The second carbon-in-solution ("CIS") tank stream has been commissioned, allowing the volume of pregnant solution flowing through the CIS to double, consequently increasing gold production.
- Heap Leach Pad 1 delivered gold as expected.
- Loading of Heap Leach Pad 2 commenced in July 2000 and leaching was initiated in August 2000 resulting in the treatment of pregnant solution in September 2000 through the CIS.
- The inner basin pit is producing consistent reef with better than expected stripping ratios.
- Gold production increased quarter-on-quarter.
- Further drilling in the Bonanza area has resulted in additional high grade intersections.

OPERATIONAL DISAPPOINTMENTS FOR THE QUARTER

- RoM tonnage and grade were adversely effected:
  - During July 2000, as a result of the installation of the upgraded ramp ore feed bin in the reception area of the plant, and
  - During August and September 2000, the non-availability of critical spares for the three hydraulic excavators, resulted in only 30% availability of this equipment. The problem was rectified during the quarter.
- In dollar terms the gold price has been disappointing.
- Continued increases in the dollar price of oil have impacted negatively on the price of diesel, which in turn has impacted on the Company's mining cash costs. Diesel now contributes approximately 35% of the mining cash costs.
- Power supply from Eskom has been disappointing with repeated interruptions leading to excessive plant downtime. A dedicated privately owned power line is now being installed.

OUTLOOK

- Tonnage and grade profiles for the October month are back on track and increased gold production is anticipated quarter-on-quarter.
- Cash costs in the current quarter are expected to decline, however, higher diesel costs will continue to impact negatively on overall cash costs. Management persists in looking for ways to reduce or save on diesel consumption.
- Drilling continues within the Bonanza target area. Results continue to impress management and plans are currently being formulated to start a second pit in this area.
- Overall, management feels confident that the problems experienced this quarter are behind it and is forecasting an overall improvement for the final quarter of the current financial year.

	Quarter Ended Sept 2000	Quarter Ended June 2000
Key Indicators:		
Gold produced and sold:-		
- *kilograms*	306.26	292.30
- *ounces*	9,847.70	9,398.82
Gold work-in-progress	325.00	398.31
Cash Cost:-		
- *Rand/kg*	53,849.67	50,393.43
- *$/oz*	197	122
Cash Operating Profit(R'000)	5,249	10,330
Net Earnings(R'000)	1,540	7,344
Net Earnings per share(cents)	1.35	6.43
Financial Results:		
Tonnage mined	257,261	452,125
Gold produced-kg	306.26	292.30
Average pad grade	1.03	1.57
Average recovery grade	0.75	0.75
Gold price received:-		
- *Rand / kg*	62,855	62,504
- *Rand / oz*	1,955	1,944
- *$ / oz*	274.00	280.00
	R'000	R'000
Gold sales	19,250	18,270
Movement in gold lock-up	2,491	6,790
Cash operating costs	(16,492)	(14,730)
Cash operating profit	5,249	10,330
Amortisation of mining assets	(2,168)	(1,773)
Interest (net)	(954)	(589)
Other income	133	100
Exploration cost	(720)	(724)
Profit before taxation	1,540	7,344
Taxation	0	0
Net earnings after tax	1,540	7,344
Ratios:		
Earnings per share (cents):-		
- Cash operating earnings	4.59	9.04
- Net earnings	1.35	6.43
Number of shares in issue	114,274,288	114,274,288

	Quarter Ended Sept 2000 R'000	Quarter Ended June 2000 R'000
Abridged balance sheet:-		
Employment of capital:-		
Mining assets	93,166	89,714
Investments	6,182	5,778
Loans from related companies	(2,218)	(1,993)
Current assets:-		
-Accounts receivable	5,483	3,312
-Stock & wip	15,570	13,034
Current liabilities:-		
-Accounts payable	(12,579)	(9,420)
-Bank overdraft	(5,722)	(5,608)
-Taxation	0	0
	99,882	94,817
Capital employed:-		
Share capital	2,285	2,285
Share premium	85,414	85,414
Accumulated losses	(11,933)	(13,473)
Provision for rehabilitation	4,500	4,500
Long term liabilities	19,616	16,091
	99,882	94,817

FINANCIAL COMMENTS

- The cash operating profit has been adversely affected as a result of a lower element of operating costs being transferred to work-in-progress i.e. gold lock-up (R6,790m in the June quarter compared to R2,491m in the September quarter). The reason for this is that the expected build up of tonnage on the pad did not occur.
- Heavy repair bills have also contributed to the higher operating costs for the quarter.
- The above points, together with the lower pad grade, have resulted in cash costs climbing to $197/oz from $122/oz the previous quarter.
- In spite of the difficulties experienced in the quarter, the Company nevertheless managed to make a cash profit of R5,249m and a net profit of R1,540m.

On behalf of the Board
1 November 2000

FROM PREVIOUS PAGE

opportunity of the downturn in the construction industry and acquired a 5m-high tower crane, with incline boom and conveyor. Apart from reducing costs, it will also decrease compaction on the pad. A second pad has also been constructed with loading started in July.

Ongoing mineralogical testwork confirms recovery laboratory tests that AFL's gold is freegold (not found in the pyrites). AFL has massive underground reserves and consequently the new underground heap leach pad is successfully treating 10 000t/month of underground ore at a grade of 4g/t, to yield (at 75% recovery) further gold production for the mine.

Equipment

AFL's fleet includes 15 Euclid 85t rear dumptrucks running waste and reef, which mine at a cost of R16/t. Loading is achieved by three Liebherr 994s, which are 230t excavators/shovels. Smaller Liebherr 984s and 974s are also utilised.

"The 994s are perfectly matched for the orebody, and are producing on-budget and production-wise. To summarise," Skeat says, "AFL is delivering the tons on budget from a production point of view and a cost point of view, ie 150 000t of reef/month and 450 000t of waste/month at a cost of R16/t, and that is a very important part of a mine.

"A 60 x 42 jaw crusher crushes the ore. It's on budget and on production, no problem there. The mine is currently achieving 5 000t/day — we are looking for 5 000t/day, so we can easily do 160 000t/month," he adds.

Commitment

"We all know the future of a mines' success is dependent on the heart of the management team," Skeat continues, "and I want to say that this mine has a very strong and committed, loyal, management team, which comes up with unique and very effective solutions, without which the mine would fall apart."

Afrikander Lease is well-placed to continue producing gold at a total cash cost of $150/oz or less, for the remainder of its JORC (Australasian code for reporting of identified mineral resources) code life.

"We are very pleased with these results. Our team is strong and our mine is strong and we are determined and committed to you. We are out to deliver, we have had problems but we are delivering our tons/months and we are delivering the grade."

BUSINESS DAY 1/11/2000



THE AFRIKANDER LEASE LIMITED

Registration No: 01/06955/06
Issued Share Capital: 114 274 288 Shares

	Quarter Ended Sept 2000	Quarter Ended June 2000
Key Indicators:		
Gold produced and sold:-		
- *kilograms*	306.26	292.30
- *ounces*	9,847.70	9,398.82
Gold work-in-progress	325.00	398.31
Cash Cost:-		
- *Rand/kg*	45,716	27,164
- *$/oz*	197	122
Cash Operating Profit(R'000)	5,249	10,330
Net Earnings(R'000)	1,540	7,344
Net Earnings per share(cents)	1.35	6.43
Financial Results:		
Tonnage mined	257.261	452,125
Gold produced-kg	306.26	292.30
Average pad grade	1.03	1.57
Average recovery grade	0.75	0.75
Gold price received:-		
- *Rand / kg*	62,855	62,504
- *Rand / oz*	1,955	1,944
- *$ / oz*	274.00	280.00
	R'000	R'000
Gold sales	19,250	18,270
Movement in gold lock-up	2,491	6,790
Cash operating costs	(16,492)	(14,730)
Cash operating profit	5,249	10,330
Amortisation of mining assets	(2,168)	(1,773)
Interest (net)	(954)	(589)
Other income	123	100
Exploration cost	(720)	(724)
Profit before taxation	1,540	7,344
Taxation	0	0
Net earnings after tax	1,540	7,344

Ratios:		
Earnings per share (cents):-		
- Cash-operating earnings	4.59	9.04
- Net earnings	1.35	6.43
Number of shares in issue	114,274,288	114,274,288
	Quarter Ended Sept 2000 R'000	Quarter Ended June 2000 R'000
Abridged balance sheet:-		
Employment of capital:-		
Mining assets	93,166	89,714
Investments	8,182	5,778
Loans from related companies	(2,218)	(1,993)
Current assets:-		
-*Accounts receivable*	5,483	3,312
-*Stock & wip*	15,570	13,034
Current liabilities:-		
-*Accounts payable*	(12,579)	(9,420)
-*Bank overdraft*	(5,722)	(5,608)
-*Taxation*	0	0
	99,882	94,817
Capital employed:-		
Share capital	2,285	2,285
Share premium	85,414	85,414
Accumulated losses	(11,933)	(13,473)
Provision for rehabilitation	4,500	4,500
Long term liabilities	19,616	16,091
	99,882	94,817

OPERATIONAL HIGHLIGHTS FOR THE QUARTER

- The new run-of-mine ("RoM") ramp ore bin has been successfully commissioned to resolve the previous restrictions on throughput.
- The new fines removal plant has been successfully commissioned and is removing the 75-micron fraction, bringing to an end the fines percolation problem.
- The second carbon-in-solution ("CIS") tank stream has been commissioned, allowing the volume of pregnant solution flowing through the CIS to double, consequently increasing gold production.
- Heap Leach Pad 1 delivered gold as expected.
- Loading of Heap Leach Pad 2 commenced in July 2000 and leaching was initiated in August 2000 resulting in the treatment of pregnant solution in September 2000 through the CIS.
- The inner basin pit is producing consistent reef with better than expected stripping ratios.
- Gold production increased quarter-on-quarter.
- Further drilling in the Bonanza area has resulted in additional high grade intersections.

OPERATIONAL DISAPPOINTMENTS FOR THE QUARTER

- RoM tonnage and grade were adversely effected:
  - During July 2000, as a result of the installation of the upgraded ramp ore feed bin in the reception area of the plant, and
  - During August and September 2000, the non-availability of critical spares for the three hydraulic excavators, resulted in only 30% availability of this equipment. The problem was rectified during the quarter.
- In dollar terms the gold price has been disappointing.
- Continued increases in the dollar price of oil have impacted negatively on the price of diesel, which in turn has impacted on the Company's mining cash costs. Diesel now contributes approximately 35% of the mining cash costs.
- Power supply from Eskom has been disappointing with repeated interruptions leading to excessive plant downtime. A dedicated privately owned power line is now being installed.

OUTLOOK

- Tonnage and grade profiles for the October month are back on track and increased gold production is anticipated quarter-on-quarter.
- Cash costs in the current quarter are expected to decline, however, higher diesel costs will continue to impact negatively on overall cash costs. Management persists in looking for ways to reduce or save on diesel consumption.
- Drilling continues within the Bonanza target area. Results continue to impress management and plans are currently being formulated to start a second pit in this area.
- Overall, management feels confident that the problems experienced this quarter are behind it and is forecasting an overall improvement for the final quarter of the current financial year.

FROM PREVIOUS PAGE

FINANCIAL COMMENTS

- The cash operating profit has been adversely affected as a result of a lower element of operating costs being transferred to work-in-progress i.e. gold lock-up (R6,790m in the June quarter compared to R2,491m in the September quarter). The reason for this is that the expected build up of tonnage on the pad did not occur.
- Heavy repair bills have also contributed to the higher operating costs for the quarter.
- The above points, together with the lower pad grade, have resulted in cash costs climbing to $197/oz from $122/oz the previous quarter.
- In spite of the difficulties experienced in the quarter, the Company nevertheless managed to make a cash profit of R5,249m and a net profit of R1,540m.

On behalf of the Board

1 November 2000

BUSINESS REPORT

1/11/2000

AFRIKANDER LEASE'S EARNINGS FALL

STEWART BAILEY

Johannesburg - Afrikander Lease (Aflease), the open cast gold mining firm, took the full brunt of rising diesel costs and a dwindling gold price, which sent its earnings crashing for the three months to September to 1,35c a share from 6,43c in June.

The results were well below expectations. One gold analyst said the share would be pummelled when the market digested news of the lower earnings.

The firm said the nonavailability of critical spares for three hydraulic excavators resulted in only 30 percent availability of the equipment. "The problem was rectified during the quarter," Afrikander Lease said.

Net earnings after tax were also slashed 476 percent from R7,34 million to R1,54 million, despite the average recovered grade remaining static at 0,75 gold per ton.


Afrikander Lease
Rand
Close
R1,00
Apr
May
Jun
Jul
Aug
Sep
Oct

Gold produced and sold for the quarter was marginally higher than for the June quarter at 306,6/kg.

Aflease said the dollar price of gold had been disappointing but its income statement showed that the rand price received for each kilogram had actually climbed by R351 a kg.

Cash costs for the quarter rose from R53 849 a kg from R50 349 a kg in June.

"Continued increases in the dollar price of oil have impacted negatively on the price of diesel, which in turn have impacted on the company's cash costs," said the company.

"Diesel now contributes approximately 35 percent of the mining cash costs."

The downtime and the resultant drop in tonnages mined from 452 tons to 257 tons, had caused a rise in unit costs and a drop in operating profit from R10,3 million in the June quarter to R5,2 million for September.

Aflease's tale of woe continued, with unreliable power supply from Eskom to the plant cited as another factor contributing to the poor showing.

It would overcome the problem by tapping power from a privately owned power line which was being installed.

The firm forecast continued upward pressure on costs from the high oil price, although it said it would deliver better figures for the December quarter.

FINANCE WEEK

1/12/2000

A NEW LEASE ON LIFE

TEN years have passed since an exploration report was written evaluating all the projects and mines in SA. The report said of Afrikander Lease: This uranium-gold mine owns large areas of mineral rights west of Klerksdorp. A mining lease of 3 586 ha (uranium-gold) and a gold lease of 433 ha is leased by Vaal Reefs on a royalty basis.

"There is a 90% probability in the next 20 years that the mine will be worked for uranium-gold and it would probably be a small operation," the report said.

Only the gold operation is now being worked because of the dull uranium market.

With the current oil price crisis, the use of uranium for power generation is again being mooted. Uranium was hardly mentioned in the past few years but two uranium projects have come up for discussion in the past two weeks. Afrikander Lease in its current format undoubtedly will have a lot going for it should uranium demand rise further.

Afrikander Lease, under its new owners, started inauspiciously on the Johannesburg Stock Exchange as initial plans were altered to introduce heap leach pads instead of treating the open pit ores in the existing plant.

This was followed in mid-1999 by a period when the mine was under a cautionary announcement as East Daggafontein was considering making an investment in the property. East Dagga subsequently decided not to follow through.

The mine came into production at the end of 1999, with early gold capitalised, and presented the first commercial production from March 2000. Annual production is expected to exceed 2,5 t (78 000 oz) a year, generating cash profit of about R65m a year. As there are 114m shares in issue, this signifies earnings of over 50c a share.

The quarterly report for September recorded a number of mishaps, which had a bad impact on the bottom line and raised the cost per ounce produced from US$122/oz to $197/oz.


Afrikaner Lease . . . no faith
Cents
300
210
120
30
200-day moving average
98
99
00

On the positive side, it was reported that further drilling in the Bonanza area resulted in additional high-grade intersections.

The Bonanza area lies in the Outer Basin, which has a much larger perimeter (strike length) than the inner basin but, equally, the dip of the beds takes the reefs to depths beyond the reach of open pit mining.

Thus only the immediate surface and the shallower dip section will be available for mining in the short term. Higher head grades could contribute considerably to future profits, and initial results suggest that the Bonanza reefs will be able to supply these.

An intensive percussion hole programme is being followed up by a diamond drilling programme. Initial results are expected to be published soon, possibly with the December quarterly results, which coincide with the company's year-end.

The deficiencies encountered during the September quarter have all been corrected, and improved production is anticipated. Mining is steady at the rate of 150 000 t a month, from which 10 000 t are removed as fines and batch leached.

Removal of the fines improves the percolation of the solutions and hence the recoveries from the 140 000 t placed on the leach pad.

Working costs have settled at around R40/t – made up of R25 for mining costs, R10 for processing costs and the balance for other normal overheads. Diesel costs remain a cause for concern as they have doubled since operations were initiated but rises at a similar rate in the future are unlikely – once the northern winter is over, oil prices should flatten or even fall.

The average recovery rate of 1,4 g/t or better gives revenue in excess of R90/t at current prices. This leaves a working profit of 55%, an extremely healthy position.

There are other good points. With improved reserves and grades, production could be increased at low capital cost by creating additional leach pads. And uranium production might be a few years away but could add a new dimension.

The share price has oscillated between 92c/share and 125c/share in recent weeks. At these levels, the share is well worth acquiring.

– John Handley



THE AFRIKANDER LEASE LIMITED

Registration No: 1921/006955/06

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

	Year ended		Quarter ended	
	Dec 2000 R'000	Dec 1999 R'000	Dec 2000 R'000	Sep 2000 R'000
OPERATING AND FINANCIAL HIGHLIGHTS				
Tonnage stacked (tons)	1,260,476	535,702	397,774	257,261
Average grade stacked (gms/ton)	1.39	0.72	1.31	1.03
Gold produced and sold				
- kilograms	997	155	338	306
- ounces	32,000	5,000	11,000	10,000
Gold price received				
- Rand/kg	64,000	56,000	66,000	63,000
- Rand/oz	2,000	2,000	2,000	2,000
- US$/oz	275	281	271	274
Cash operating cost/ton stacked				
- Rand/ton	32	-	37	56
- Rand/kg	39,947	-	43,936	46,882
- US$/oz	165	-	180	202

	Audited year end		Quarter ended	
	Dec 2000 R'000	Dec 1999 R'000	Dec 2000 R'000	Sep 2000 R'000
ABRIDGED INCOME STATEMENT				
Revenue	63,462	-	22,375	19,250
Cash operating costs	53,856	-	18,026	16,492
Cash movement in lock-up	(14,043)	-	(3,156)	(2,134)
Cash operating profit	23,649	-	7,505	4,892
Amortisation	5,808	-	1,280	2,168
Non-cash movement in lock-up	(1,834)	-	(365)	(357)
Impairment	-	16,699	-	-
Net Interest paid/(received)	2,476	(962)	691	954
Corporate costs	232	(78)	472	(133)
Exploration costs	2,302	-	582	720
Profit before taxation	14,665	(15,659)	4,845	1,540
Taxation	-	-	-	-
Net income after taxation	14,665	(15,659)	4,845	1,540
Earnings per share (cents)				
- Cash operating earnings	20.58	-	6.43	4.28
- Basic and diluted	12.76	(14.19)	4.15	1.35
Weighted average number of ordinary shares	114,892,189	110,386,662	116,732,462	114,274,288

	Audited Dec 2000 R'000	Audited Dec 1999 R'000
ABRIDGED BALANCE SHEET		
Employment of capital		
Mining assets	94,696	85,576
Investments	6,691	5,111
Current assets-		
- accounts receivable	6,258	2,050
- inventory	18,897	1,196
- loans to related parties	-	378
Current liabilities		
- Accounts payable	(11,983)	(8,005)
- short term portion of long term loans	(2,844)	(801)
- bank overdraft	(2,946)	(4,725)
- loans from related parties	(2,276)	-
	106,493	80,780
Capital Employed		
Share capital	2,369	2,285
Share premium	89,853	85,414
Accumulated deficit	(7,087)	(21,752)
Ordinary shareholders' interest	85,135	65,947
Provision for environmental rehabilitation	4,500	4,500
Long term liabilities	16,858	10,333
	106,493	80,780
ABRIDGED CASH FLOW		
(Utilised by)/Generated from:-		
Operating activities	(4,067)	2,444
Investing activities	(10,700)	(43,575)
Financing activities	16,546	17,129
Cash inflow/(outflow) for the year	1,779	(24,002)
Cash and Cash equivalents at the beginning of the year	(4,725)	19,277
Cash and cash equivalents at end of the year	(2,946)	(4,725)

STATEMENT OF CHANGES IN EQUITY	Share Capital	Share Premium	Accumulation Deficit	Total Equity
Balance at 1 January 1999	2,168	79,025	(6,093)	75,100
Issued during the year (5,878,788 at 2c each)	117	-	-	117
Premium on above issue	-	6,389	-	6,389
Net loss after taxation	-	-	(15,659)	(15,659)
Balance at 31 December 1999	2,285	85,414	(21,752)	65,947
Balance at 1 January 2000	2,285	85,414	(21,752)	65,947
Issued during the year (4,188,000 at 2c each)	84	-	-	84
Premium on above issue	-	4,439	-	4,439
Net loss after taxation	-	-	14,665	14,665
Balance at 31 December 2000	2,369	89,853	(7,087)	85,135

NOTES TO THE FINANCIAL STATEMENTS

	Year end as at 31 Dec 2000 R'000	31 Dec 1999 R'000
Capital commitments	5,467	3,200
Capital expenditure for the year	21,779	46,658
Long term borrowings		
Finance leases		
- Elution plant	1,749	2,549
- Excavator 984C	5,247	-
- Excavator 994	3,782	-
	10,778	2,549
Less - Short term portion	(2,844)	(801)
	7,934	1,748
The above finance leases are repayable over periods varying from one to five years		
Loan - Heap leach plant	8,924	8,585
	16,858	10,333

The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31 March 2002, thereafter the interest will be re-negotiated.

The finance lease for the elution plant and the loan for the heap leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

The same accounting policies have been applied for the current year as were used in the prior year's annual financial statements.

Prior to the end of February 2000, the Company was in the pre-production phase of operations. With the Company having achieved commercial levels of production towards the end of February 2000, all working costs and revenues subsequent to this period are no longer capitalised but are recognised as part of cash operating profit in the income statement.

These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa.

No dividend has been declared for the period under review.

COMMENTARY

Operational Highlights

- First year of production resulted in an average production cash cost of US$165 per ounce.
- First year cash operating profit achieved R23.6 million or 20.6 cents per share.
- Drilled proven Inner Basin and Outer Basin reserves total 18 years.
- Combined open cast ore resources and reserves now total 3.2 million ounces, based on SAMREC code.

Operational Disappointments

- The dollar gold price has remained disappointing for the period under review.
- The mine experienced numerous setbacks that were overcome during the year, these problems included:
  1. Intermittant electrical power supply,
  2. higher diesel prices,
  3. higher than normal levels of rainfall,
  4. mining equipment spares supply.

The net effect of this was a cash cost above management's original forecast of US$150.

Outlook

- The recently announced diesel rebate by the Minister of Finance will benefit the Company from July 2001.
- Quarterly cash operating profits for the year 2001 are anticipated to be in line with or better than the final quarter of 2000.
- The new dedicated Eskom feeder power line has been installed, which removes the risk of power failures on the mine.
- An additional 100-ton excavator has been acquired in order to provide the mine with excess excavator capacity, which in turn will reduce any downtime as a result of maintenance and spares supply.
- A number of new projects are currently being evaluated.
- There are no major additional capital commitments for the current financial year other than the 100-ton *excavator above.*
- The new "http://www.aflease.co.za" web site will be operational during April 2001.

On behalf of the Board

P E Skeat D R Cunningham

Houghton
28 February 2001

IDEAWORX



THE AFRIKANDER LEASE LIMITED

Registration No: 1921/006955/06

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

	Year ended		Quarter ended	
	Dec 2000 R'000	Dec 1999 R'000	Dec 2000 R'000	Sep 2000 R'000
OPERATING AND FINANCIAL HIGHLIGHTS				
Tonnage stacked (tons)	1,260,476	535,702	397,774	257,261
Average grade stacked (gms/ton)	1.39	0.72	1.31	1.03
Gold produced and sold				
- kilograms	997	155	338	306
- ounces	32,000	5,000	11,000	10,000
Gold price received				
- Rand/kg	64,000	56,000	66,000	63,000
- Rand/oz	2,000	2,000	2,000	2,000
- US$/oz	275	281	271	274
Cash operating cost/ton stacked				
- Rand/ton	32	-	37	56
- Rand/kg	39,947	-	43,936	46,882
- US$/oz	165	-	180	202

	Audited year end		Quarter ended	
	Dec 2000 R'000	Dec 1999 R'000	Dec 2000 R'000	Sep 2000 R'000
ABRIDGED INCOME STATEMENT				
Revenue	63,462	-	22,375	19,250
Cash operating costs	53,856	-	18,026	16,492
Cash movement in lock-up	(14,043)	-	(3,156)	(2,134)
Cash operating profit	23,649	-	7,505	4,892
Amortisation	5,808	-	1,280	2,168
Non-cash movement in lock-up	(1,834)	-	(365)	(357)
Impairment	-	16,699	-	-
Net interest paid/(received)	2,476	(962)	691	954
Corporate costs	232	(78)	472	(133)
Exploration costs	2,302	-	582	720
Profit before taxation	14,665	(15,659)	4,845	1,540
Taxation	-	-	-	-
Net income after taxation	14,665	(15,659)	4,845	1,540
Earnings per share (cents)				
- Cash operating earnings	20.58	-	6.43	4.28
- Basic and diluted	12.76	(14.19)	4.15	1.35
Weighted average number of ordinary shares	114,892,189	110,386,662	116,732,462	114,274,288

	Audited Dec 2000 R'000	Audited Dec 1999 R'000
ABRIDGED BALANCE SHEET		
Employment of capital		
Mining assets	94,696	85,576
Investments	6,691	5,111
Current assets-		
- accounts receivable	6,258	2,050
- inventory	18,897	1,196
- loans to related parties	-	378
Current liabilities		
- Accounts payable	(11,983)	(8,005)
- short term portion of long term loans	(2,844)	(801)
- bank overdraft	(2,946)	(4,725)
- loans from related parties	(2,276)	-

FROM PREVIOUS PAGE

	Audited Dec 2000 R'000	Audited Dec 1999 R'000
	106,493	80,780
Capital Employed		
Share capital	2,369	2,285
Share premium	89,853	85,414
Accumulated deficit	(7,087)	(21,752)
Ordinary shareholders' interest	85,135	65,947
Provision for environmental rehabilitation	4,500	4,500
Long term liabilities	16,858	10,333
	106,493	80,780
ABRIDGED CASH FLOW		
(Utilised by)/Generated from:-		
Operating activities	(4,067)	2,444
Investing activities	(10,700)	(43,575)
Financing activities	16,546	17,129
Cash inflow/(outflow) for the year	1,779	(24,002)
Cash and Cash equivalents at the beginning of the year	(4,725)	19,277
Cash and cash equivalents at end of the year	(2,946)	(4,725)

STATEMENT OF CHANGES IN EQUITY	Share Capital	Share Premium	Accumulation Deficit	Total Equity
Balance at 1 January 1999	2,168	79,025	(6,093)	75,100
Issued during the year (5,878,786 at 2c each)	117	-	-	117
Premium on above issue	-	6,389	-	6,389
Net loss after taxation	-	-	(15,659)	(15,659)
Balance at 31 December 1999	2,285	85,414	(21,752)	65,947
Balance at 1 January 2000	2,285	85,414	(21,752)	65,947
Issued during the year (4,188,000 at 2c each)	84	-	-	84
Premium on above issue	-	4,439	-	4,439
Net loss after taxation		-	14,665	14,665
Balance at 31 December 2000	2,369	89,853	(7,087)	85,135

NOTES TO THE FINANCIAL STATEMENTS

	Year end as at 31 Dec 2000 R'000	31 Dec 1999 R'000
Capital commitments	5,467	3,200
Capital expenditure for the year	21,779	48,858
Long term borrowings		
Finance leases		
- Elution plant	1,749	2,549
- Excavator 984C	5,247	-
- Excavator 994	3,782	-
	10,778	2,549
Less - Short term portion	(2,844)	(801)
	7,934	1,748
The above finance leases are repayable over periods varying from one to five years		
Loan - Heap leech plant	8,924	8,585
	16,858	10,333

The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31 March 2002, thereafter the interest will be re-negotiated.

The finance lease for the elution plant and the loan for the heap leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

The same accounting policies have been applied for the current year as were used in the prior year's annual financial statements.



123A HENDRIK VERWOERD DRIVE, RANDBURG, 2194
TELEPHONE (011) 787 1000 FAX (011) 789 5273
PO BOX 938, PINEGOWRIE, 2123

SA PRESS GROUP

FROM PREVIOUS PAGE

Prior to the end of February 2000, the Company was in the pre-production phase of operations. With the Company having achieved commercial levels of production towards the end of February 2000, all working costs and revenues subsequent to this period are no longer capitalised but are recognised as part of cash operating profit in the income statement.

These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa.

No dividend has been declared for the period under review.

COMMENTARY

Operational Highlights

- First year of production resulted in an average production cash cost of US$165 per ounce.
- First year cash operating profit achieved R23.6 million or 20.6 cents per share.
- Drilled proven Inner Basin and Outer Basin reserves total 18 years.
- Combined open cast ore resources and reserves now total 3.2 million ounces, based on SAMREC code.

Operational Disappointments

- The dollar gold price has remained disappointing for the period under review.
- The mine experienced numerous setbacks that were overcome during the year, these problems included:

1. intermittant electrical power supply,
2. higher diesel prices,
3. higher than normal levels of rainfall,
4. mining equipment spares supply.

The net effect of this was a cash cost above management's original forecast of US$150.

Outlook

- The recently announced diesel rebate by the Minister of Finance will benefit the Company from July 2001.
- Quarterly cash operating profits for the year 2001 are anticipated to be in line with or better than the final quarter of 2000.
- The new dedicated Eskom feeder power line has been installed, which removes the risk of power failures on the mine.
- An additional 100-ton excavator has been acquired in order to provide the mine with excess excavator capacity, which in turn will reduce any downtime as a result of maintenance and spares supply.
- A number of new projects are currently being evaluated.
- There are no major additional capital commitments for the current financial year other than the 100-ton excavator above.
- The new "http://www.aflease.co.za" web site will be operational during April 2001.

On behalf of the Board

P E Skeat **D R Cunningham**

Houghton
28 February 2001

BUSINESS REPORT
2/3/2001

AFLEASE FINE-TUNES ITS OPERATIONS

Stewart Bailey
COMMODITIES EDITOR

Johannesburg – Afrikander Lease (Aflease), the junior marginal gold miner, delivered marked operational improvements at its North West province open-cast mine for the December quarter, showing higher grades, increased production and lower costs, it said yesterday.

Earnings a share for the period increased more than threefold to 4.15c, while net income after tax climbed from R1.54 million to R4.845 million.

The market welcomed the earnings, pushing the share up 2.74 percent to R1.50 in a weak local gold equity market, which yesterday continued to retrace gains made earlier this week.

The marginal operation had a torrid year last year and was dogged by erratic power supplies and spares availability which affected continuity of production. Heavy rains and problems with fines also hampered recoveries.

But yesterday the company, headed by chief executive Peter Skeat and executive director Dean Cunningham, showed it had overcome the problems and had improved production over the quarter by 10 percent, producing and selling 11 000 ounces compared with 10 000 ounces in the September quarter.

This, coupled with a weaker rand, which largely negated the weak dollar-gold price over the period, lifted revenue from R19.25 million to R22.3 million in the December quarter.

A significant increase in grade, from 1.03g to 1.31g a ton, also played a part in the higher income. Unit costs dropped appreciably, from R56 a ton in the September quarter to R37 a ton for the three months to December. Overall operating costs climbed from R16.49 million to a fraction over R18 million, a move driven purely by the increase in production volumes.

Revenue for its first full year in operation was R63 million and costs were R53.8 million. The group produced a shade under a ton of gold last year, compared with only 157kg the previous year as the mine geared up for full production.

Earnings for the year rose to R14.665 million from a loss of more than R15 million in 1999, while Aflease decided against paying a dividend.

FINANCE WEEK
30/3/2001

GOLD SHARES TERRIBLE TWINS HAVE POTENTIAL

AFRIKANDER Lease and Petmin are trading at similar levels of 145c/share and 150c/share respectively. Both small gold operators returned profits in the past 12 months despite the poor gold price. Neither is paying a dividend but, with earnings yields of 14.2% and 19.5% respectively, both could decide to do so.

The two present an awkward choice for gold bugs as they have hidden assets that could prove highly rewarding in the future. However, an opportunity to split the risk through two purchases is seldom presented on virtually even terms. This appears to be the case here; so perhaps investors should buy both.

Aflease has just completed its first full year of operations since the company was recapitalised and restructured. As 100% open-pit at present, it produced gold at US$165/oz and returned cash profit of 20.6c/share. During the year, it was plagued by three unforeseen events: electricity outages, excessive rainfall and mechanical breakdowns.

All three were rectified, and production should now be relatively unhindered, enabling the attainment of the prospectus forecast cost of $150/oz in the coming year. The bottom line will also be helped by the Budget concessions on





FROM PREVIOUS PAGE


Gold shares . . . follow my leader
Cents
275
225
180
140
100
Petmin
Afrikander Lease

diesel fuel as all pit operations are worked by diesel equipment.

Extensive surface drilling, both reverse circulation and core, have added to ore reserves, which are currently at 3,2m oz (100 t) and could be increased. A long life appears to be assured. This could be extended by further drilling for gold and, probably in the longer term, examination of the known uranium potential of the lease.

Afrikander Lease was rated a great potential uranium producer before the oversupply and price collapse of the metal. It still is and, with Eskom making noises about the possible wide use of its compact "pebble reactor", this uranium could be prove to be valuable.

The calendar year saw Petmin start with some sparkling results but, unfortunately, grade fell as the year progressed, and the December quarter proved the poorest of all. Grade was only 2,73 g/t in the last quarter compared with 3,71 g/t, 3,81 g/t and 3,13 g/t for the first three quarters respectively.

The grades were boosted by some above-average results from the open-cast workings early in the year, which appear to have tailed off now as the pit configuration and rehabilitation demanded that low-grade material be removed. Grades are expected to improve in the months ahead.

Other features of the quarter were positive in that total throughput increased to 380 359 t, the highest on record since Petmin took over Grootvlei, while cost per ton was still a healthy R165/t, down from R179/t, for a mix of surface and underground ore.

With lower gold production of 1 038 kg (1 125 kg) for the quarter, the cost per kg rose to R60 341, allowing a profit of R5 985/kg (9%).

The Skukuza project is turning out to be far bigger and richer than anticipated. Exploration has moved to the Main Reef Leader, the South Reef and the multitude of reefs associated with these two horizons and it appears as though a much larger, but shallower, pit is possible to the north of the Skukuza pit. This potential should add value to Petmin and it is now a cheap entry into future gold.

Aflease, at 145c/share and on a 14,2% earnings yield, is offering good value in an uncertain market. With gold showing more volatility, investment is recommended.

Petmin is trading at 150c/share, which places it on a 19,5% earnings yield for the past 12 months. One of the smaller caps on the gold board, it represents an opportunity to hedge the rand against the gold price.

– **John Handley**

MINING WEEKLY
20/4/2001

EXCAVATORS HELP CUT COSTS

NORTH West Province mine Afrikander Lease has taken delivery of its second 100 t Liebherr hydraulic excavator, bringing its fleet of excavators under this brand to eight.

Afrikander, which has been listed since 1957, is a century-old uranium and gold-mine controlled by Peter Skeat.

Combined opencast ore resources and reserves total 3,2-million ounces which, with the help of the excavator fleet, is mined at an average production cash cost of $165/oz.

"The recently-announced diesel rebate by the Finance Minister Trevor Manuel, will also benefit the operation from July 2001," says Skeat.

"On average, we are getting excellent availability from the new Liebherr machines.

"This additional 110-t 984C hydraulic excavator has been acquired in order to provide the mine with excess excavator capacity, which in turn will reduce any possible downtime as a result of maintenance and spares supply," says Skeat.

The excavator is a new-generation model tracked excavator first unveiled in Europe last year.

With an operating weight of between 111 t and 118 t and engine output of 504 kW at 1 800 r/min, the excavator performs well with increased power and loading performance.

It can operate either as a backhoe or face shovel, powered by the latest six-cylinder in-line Cummins engine with four-stroke diesel, direct injection and turbocharging it offers increased production at the same fuel consumption, effectively reducing cost per cubic metre.

123A HENDRIK VERWOERD DRIVE, RANDBURG 2194
TELEPHONE (011) ... FAX (011) 789 ...
PO BOX ... PINEGOWRIE 2123



THE AFRIKANDER LEASE LIMITED

Registration No: 1921/006955/06

Unaudited consolidated financial results for the quarter ended 31st March 2001

	Quarter ended Mar 2001	Quarter ended Dec 2000	Year ended Dec 2000
Highlights:-			
Gold produced and sold:-			
-kilograms	302	338	997
-ounces	9,710	10,867	32,054
Cash operating cost stacked (rands per ton)	31.92	37.38	31.59
Cash operating cost:-			
-rand / kg	42,305	43,994	39,933
-US$ / oz	167	180	165
Cash operating profit(R'000)	7,351	7,505	23,649
Net earnings (R'000)	4,037	4,845	14,665
Basic and diluted earnings per share (cents)	3.41	4.15	12.76
Operating results:-			
Tonnage stacked (tons)	400,243	397,774	1,260,476
Gold produced and sold (kg)	302	338	997
Average grade stacked (g/ton)	1.32	1.31	1.39
Gold price received:-			
-rand / kg	66,646	66,198	63,653
-rand / oz	2,073	2,059	1,980
-US$ / oz	263	271	275
	R'000	R'000	R'000
Income statement:-			
Revenue	20,127	22,375	63,462
Cash operating costs	17,447	18,026	53,856
Cash movement in lock-up	(4,671)	(3,156)	(14,043)
Cash operating profit	7,351	7,505	23,649
Amortisation	1,737	1,280	5,608
Non-cash movement in lock-up	(235)	(365)	(1,834)
Net interest paid	910	691	2,476
Corporate costs	128	472	232
Exploration costs	774	582	2,302
Profit before taxation	4,037	4,845	14,665
Taxation	0	0	0
Net income after taxation	4,037	4,845	14,665
Ratios:-			
Earnings per share (cents):-			
-cash operating earnings	6.21	6.43	20.58
-basic and diluted	3.41	4.15	12.76
Weighted average number of ordinary shares in issue	118,462,288	116,732,462	114,892,189

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000
Abridged balance sheet:-		
Assets		
Non-current assets:-		
-mining assets	99,542	94,696
-investments	6,990	6,691
	106,532	101,387
Current assets:-		
-inventory	24,029	16,897
-accounts receivable	6,382	6,258
-bank balance	1,463	1,388
	31,874	26,543
Total assets	138,406	127,930
Equity and liabilities		
Capital and reserves:-		
-ordinary share capital	2,369	2,369
-share premium	89,853	89,853
-accumulated loss	(3,050)	(7,087)
	89,172	85,135
Non-current liabilities:-		
-provision for enviromental rehabilitation	4,500	4,500
-other long-term liabilities	22,473	16,858
	26,973	21,358
Current liabilities:-		
-accounts payable	10,133	11,983
-short term portion of long term loans	2,844	2,844
-bank overdraft	6,923	4,334
-loans from related parties	2,361	2,276
	22,261	21,437
Total equity and liabilities	138,406	127,930

	Quarter ended Mar 2001 R'000	Quarter ended Dec 2000 R'000	Year ended Dec 2000 R'000
Abridged cash flow statement:-			
(utilised by)/generated from:-			
Operating activities	(1,332)	1,428	2,542
Investing activities	(1,415)	(2,747)	(7,693)
Financing activities	233	4,095	6,930
Cash inflow/(outflow) for the period	(2,514)	2,776	1,779
Cash and cash equivalents at beginning of period	(2,946)	(5,722)	(4,725)
Cash and cash equivalents at end of period	(5,460)	(2,946)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated deficit	Total equity
For quarter ended 31st March 2001				
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172

Notes to the Financial Statements

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000
Supplementary information:-		
Capital commitments	0	5,467
Capital expenditure	6,679	6,387
Long-term borrowings:-		
Finance leases:-		
Excavator 984C	6,194	0
Elution plant	1,425	1,749
Excavator 984C	5,213	5,247
Excavator 994	3,561	3,782
	16,393	10,778
Less:- short-term portion	-2,844	-2,844
	13,549	7,934
The above finance leases are repayable *over periods varying from one to five years.*		
Loan-heap leach plant:-	8,924	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002, thereafter the interest will be re-negotiated.		
Total long-term borrowings	22,473	16,858

Security:-
The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.

Commentary

HIGHLIGHTS

- Cash operating costs for the quarter declined by 7.2% to US$167/oz.
- Cash operating profits achieved for the quarter were R7,4 million or 6.21 cents per share.
- The Inner Basin has now been completely drilled, *yielding in excess of previously stated* ore resources and reserves.
- Heap Leach Pad No 1 is now off line having successfully delivered 76% of the gold stacked on the pad and a further 7% should be recovered intermittently over the next 18 months.
- The introduction of the third 100-ton excavator has resulted in an increase in mined tons to budgeted levels.
- Grades delivered from the pit remain in line with expectations.
- All operating disappointments highlighted during the previous quarter have been satisfactorily addressed.

DISAPPOINTMENTS

- The US$ gold price fell by 3% during the quarter.
- Despite higher tonnages stacked on pad No 2, poor operational management of the CIS section resulted in a 10.7% reduction in gold produced.

OUTLOOK

- Quarterly cash operating profits for the second quarter of the current financial year are anticipated to be in line or better than the first quarter of 2001.
- New projects continue to be evaluated.
- All operational aspects of the mine, especially the CIS section of the Plant, are expected to show continued improvement during the current quarter.
- The Company prefers to remain unhedged due to its position on the cash cost curve.

ADR PROGRAMME

- The Company has re-initiated its ADR programme with the Bank of New York. The ADR programme, historically an un-sponsored programme is in the process of being converted to a sponsored level 1. This combined with a more aggressive marketing strategy and a proven track record, should have an impact on the market's perception of the Company internationally.



On behalf of the Board

P E Skeat **D R Cunningham**

Houghton
4 May 2001



THE AFRIKANDER LEASE LIMITED

Unaudited consolidated financial results for the quarter ended 31st March 2001

	Quarter ended Mar 2001	Quarter ended Dec 2000	Year ended Dec 2000
Highlights:-			
Gold produced and sold:-			
-kilograms	302	338	997
-ounces	9,710	10,867	32,054
Cash operating cost stacked (rands per ton)	31.92	37.38	31.59
Cash operating cost:-			
-rand / kg	42,305	43,994	39,933
-US$ / oz	167	180	165
Cash operating profit(R'000)	7,351	7,505	23,649
Net earnings (R'000)	4,037	4,845	14,665
Basic and diluted earnings per share (cents)	3.41	4.15	12.76
Operating results:-			
Tonnage stacked (tons)	400,243	397,774	1,260,476
Gold produced and sold (kg)	302	338	997
Average grade stacked (g/ton)	1.32	1.31	1.39
Gold price received:-			
-rand / kg	68,846	66,198	63,653
-rand / oz	2,073	2,059	1,980
-US$ / oz	263	271	275
	R'000	R'000	R'000
Income statement:-			
Revenue	20,127	22,375	63,462
Cash operating costs	17,447	18,026	53,856
Cash movement in lock-up	(4,671)	(3,156)	(14,043)
Cash operating profit	7,351	7,505	23,649
Amortisation	1,737	1,280	5,808
Non-cash movement in lock-up	(235)	(365)	(1,834)
Net interest paid	910	691	2,476
Corporate costs	128	472	232
Exploration costs	774	582	2,302
Profit before taxation	4,037	4,845	14,665
Taxation	0	0	0
Net income after taxation	4,037	4,845	14,665
Ratios:-			
Earnings per share (cents):-			
-cash operating earnings	6.21	6.43	20.58
-basic and diluted	3.41	4.15	12.76
Weighted average number of ordinary shares in issue	118,482,288	116,732,462	114,892,189

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000
Abridged balance sheet:-		
Assets		
Non-current assets:-		
-mining assets	99,542	94,696
-investments	6,990	6,691
	106,532	101,387
Current assets:-		
-inventory	24,029	18,897
-accounts receivable	6,382	6,258
-bank balance	1,463	1,388
	31,874	26,543
Total assets	138,406	127,930
Equity and liabilities		
Capital and reserves:-		
-ordinary share capital	2,369	2,369
-share premium	89,853	89,853
-accumulated loss	(3,050)	(7,087)
	89,172	85,135
Non-current liabilities:-		
-provision for enviromental rehabilitation	4,500	4,500
-other long-term liabilities	22,473	16,858
	26,973	21,358
Current liabilities:-		
-accounts payable	10,133	11,983
-short term portion of long term loans	2,844	2,844
-bank overdraft	6,923	4,334
-loans from related parties	2,351	2,276
	22,261	21,437
	138,406	127,930

FROM PREVIOUS PAGE

Total equity and liabilities

	Quarter ended Mar 2001 R'000	Quarter ended Dec 2000 R'000	Year ended Dec 2000 R'000
Abridged cash flow statement:-			
(utilised by)/generated from:-			
Operating activities	(1,332)	1,428	2,542
Investing activities	(1,415)	(2,747)	(7,693)
Financing activities	233	4,095	6,930
Cash inflow/(outflow) for the period	(2,514)	2,776	1,779
Cash and cash equivalents at beginning of period	(2,946)	(5,722)	(4,725)
Cash and cash equivalents at end of period	(5,460)	(2,946)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated deficit	Total equity
For quarter ended 31st March 2001				
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172

Notes to the Financial Statements

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000
Supplementary information:-		
Capital commitments	0	5,467
Capital expenditure	6,679	6,387
Long-term borrowings:-		
Finance leases:-		
Excavator 984C	6,194	0
Elution plant	1,425	1,749
Excavator 984C	5,213	5,247
Excavator 994	3,561	3,782
	16,393	10,778
Less:- short-term portion	-2,844	-2,844
	13,549	7,934
The above finance leases are repayable over periods varying from one to five years.		
Loan-heap leach plant:-	8,924	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002, thereafter the interest will be re-negotiated.		
Total long-term borrowings	22,473	16,858

Security:-
The finance lease for the elution plant and the loan for the heap-leach plant are secured by R6m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.



FROM PREVIOUS PAGE

Commentary

HIGHLIGHTS

- Cash operating costs for the quarter declined by 7,2% to US$167/oz.
- Cash operating profits achieved for the quarter were R7,4 million or 6,21 cents per share.
- The Inner Basin has now been completely drilled, yielding in excess of previously stated ore resources and reserves.
- Heap Leach Pad No 1 is now off line having successfully delivered 76% of the gold stacked on the pad and a further 7% should be recovered intermittently over the next 18 months.
- The introduction of the third 100-ton excavator has resulted in an increase in mined tons to budgeted levels.
- Grades delivered from the pit remain in line with expectations.
- All operating disappointments highlighted during the previous quarter have been satisfactorily addressed.

DISAPPOINTMENTS

- The US$ gold price fell by 3% during the quarter.
- Despite higher tonnages stacked on pad No 2, poor operational management of the CIS section resulted in a 10.7% reduction in gold produced.

OUTLOOK

- Quarterly cash operating profits for the second quarter of the current financial year are anticipated to be in line or better than the first quarter of 2001.
- New projects continue to be evaluated.
- All operational aspects of the mine, especially the CIS section of the Plant, are expected to show continued improvement during the current quarter.
- The Company prefers to remain unhedged due to its position on the cash cost curve.

ADR PROGRAMME

- The Company has re-initiated its ADR programme with the Bank of New York. The ADR programme, historically an un-sponsored programme is in the process of being converted to a sponsored level 1. This combined with a more aggressive marketing strategy and a proven track record, should have an impact on the market's perception of the Company internationally.

On behalf of the Board

P E Skeat **D R Cunningham**

Houghton
4 May 2001

FINANCE WEEK
13/7/2001

SETTLING DOWN TO GO UP

FOUNDED in 1921, first listed in 1957 and restructured in 1998, Afrikander Lease occupies over 4 000 ha of leases and prospecting permits.

It was at first a low-grade underground gold mine. Then, in the heyday of uranium in the Sixties, it was a uranium producer. Finally, it became a struggling gold operation that worked under tribute until it was restructured.

The new vision was to convert Afrikander Lease to an open-pit operation, a reasonable decision considering all the known ore outcrops were near the surface. There were some hiccups in the process, but changes to heap leaching and a CIS plant with final gold recovery by elution and smelting seem to have ironed out all the bugs.

The payment of a dividend cannot be far off.

Opportunities

◆ Afrikander Lease has a proven reserve of 32.3m t at a grade of 2.2 g/t (2.29m oz), sufficient for 20 years of operations.

◆ Other resources, based on recent drilling and past records of the property, suggest there may be as much as 35m oz of gold in five separate mining targets, all of which could initially be mined by open pit. This would allow mining for over 100 years at the present production rate.

◆ Large uranium resources could be a feature of future production as the West again turns to non-hydrocarbon-based electricity.

◆ Cash costs could still come down as plant and equipment breakdowns and unusually heavy rains affected historical costs.

◆ The gold market is at long-term lows, suggesting there is more upward potential than downside – and the share is a good rand hedge stock.

◆ Subsidised diesel prices to mines (from 1 July 2001) will have a favourable impact on costs.

◆ Production is still expanding and could rise from 150 000 t/month to 250 000 t/month soon without a major capital expenditure call.

Risks

◆ Poor mining control in the pits may lead to excessive dilution of grades.

◆ Further gold price falls could occur.

◆ Rehabilitation is taking place concurrently with mining and this must be strictly applied or costs could rise.

◆ The market has still not fully accepted management's abilities following a rather indifferent start-up of the open-pit operation. – **John Handley**

Afrikander Lease . . . anticipating action


200-day moving average

Price	140c
Market cap	R166m
P:e	11.16
Sector p:e	17.91
Dividend yield	–
Weekly price move	-3.7%



THE AFRIKANDER LEASE LIMITED

Registration No: 1921/006955/06

Unaudited consolidated financial results for the six months ended 30th June 2001

	Quarter to 30 June '01	Quarter to 31 Mar '01	Six months to 30 June '01	Six months to 30 June '00	Year to 31 Dec '00
Highlights:-					
Gold produced and sold:-					
-kilograms	335	302	637	352	997
-ounces	10,770	9,710	20,480	11,317	32,054
Cash operating cost stacked (rands per ton)	39.26	31.92	35.64	15.65	31.59
Cash operating cost:-					
-rand / kg	48,212	42,305	45,411	26,912	39,933
-US$ / oz	187	167	178	123	165
Cash operating profit (R'000)	7,195	7,351	14,546	12,364	23,649
Net earnings (R'000)	3,671	4,037	7,708	8,280	14,665
Headline and basic earnings per share (cents)	3.08	3.41	6.49	7.25	12.77
Operating results:-					
Tonnage stacked (tons)	411,379	400,243	811,622	605,441	1,260,476
Gold produced and sold (kg)	335	302	637	352	997
Average grade stacked (g/ton)	1.33	1.32	1.32	1.58	1.39
Gold price received:-					
-rand / kg	69,690	66,646	68,246	61,824	63,653
-rand / oz	2,168	2,073	2,123	1,923	1,980
-US$ / oz	267	263	265	280	275
	R'000	**R'000**	**R'000**	**R'000**	**R'000**
Income statement:-					
Revenue	23,346	20,127	43,473	21,837	63,462
Cash operating costs	18,665	17,447	36,112	19,338	53,856
Cash movement in lock-up	(2,514)	(4,671)	(7,185)	(9,865)	(14,043)
Cash operating profit	7,195	7,351	14,546	12,364	23,649
Amortisation	1,859	1,737	3,596	2,360	5,808
Non-cash movement in lock-up	(300)	(235)	(535)	0	(1,834)
Net interest paid	1,088	910	1,998	831	2,476
Corporate costs/other	176	128	304	(107)	323
Exploration costs	701	774	1,475	1,000	2,302
Profit before taxation	3,671	4,037	7,708	8,280	14,665
Taxation	0	0	0	0	0
Net income after taxation	3,671	4,037	7,708	8,280	14,665
Ratios:-					
Earnings per share (cents):-					
-cash operating	6.03	6.21	12.24	10.82	20.58
-headline and basic	3.08	3.41	6.49	7.25	12.77
-fully diluted	2.99	3.31	6.30	7.03	12.56
Weighted average number of ordinary shares in issue	119,271,116	118,462,288	118,868,930	114,274,288	114,892,189

The fully diluted earnings per share is based upon the dilutive effect of the employee share options resulting from 3,515,000 options being in issue throughout the year.

	Period ended 30 June 2001 R'000	Period ended 31 Mar 2001 R'000	Period ended 30 June 2000 R'000	Period ended 31 Dec 2000 R'000
Abridged balance sheet:-				
Assets				
Non-current assets:-				
-mining assets	98,322	99,542	89,714	94,696
-investments	7,329	6,990	5,778	6,691
	105,651	106,532	95,492	101,387
Current assets:-				
-inventory	26,977	24,029	13,034	18,897
-accounts receivable	6,685	6,382	3,312	6,258
-bank balance	2,883	1,463	1,510	1,388
	36,545	31,874	17,856	26,543
Total assets	142,196	138,406	113,348	127,930
Equity and liabilities				
Capital and reserves:-				
-ordinary share capital	2,390	2,369	2,285	2,369
-share premium	90,797	89,853	85,414	89,853
-accumulated profit/(loss)	621	(3,050)	(13,472)	(7,087)
	93,808	89,172	74,227	85,135
Non-current liabilities:-				
-provision for environmental rehabilitation	4,500	4,500	4,500	4,500
-other long-term liabilities	21,225	22,473	13,486	16,858
	25,725	26,973	17,986	21,358
Current liabilities:-				
-accounts payable	14,041	10,133	9,420	11,983
-short term portion of long term loans	3,031	2,844	2,605	2,844
-bank overdraft	3,612	6,923	7,117	4,334
-loans from related parties	1,979	2,361	1,993	2,276
	22,663	22,261	21,135	21,437
Total equity and liabilities	142,196	138,406	113,348	127,930

	Quarter to 30 Jun '01 R'000	Quarter to 31 Mar '01 R'000	Six Mnths to 30 Jun '01 R'000	Six mnths to 30 Jun '00 R'000	Year to 31 Dec '00 R'000
Abridged cash flow statement:-					
Generated from/(utilised by):-					
Operating activities	6,187	(1,332)	4,855	(4,206)	2,542
Investing activities	(978)	(1,415)	(2,393)	(4,805)	(7,693)
Financing activities	(478)	233	(245)	8,129	6,930
Cash inflow/(outflow) for the period	4,731	(2,514)	2,217	(882)	1,779
Cash and cash equivalents at beginning of period	(5,460)	(2,946)	(2,946)	(4,725)	(4,725)
Cash and cash equivalents at end of period	(729)	(5,460)	(729)	(5,607)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated profit/(deficit)	Total equity
Balance at 31st December 1999	2,285	85,414	-21,752	65,947
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	8,280	8,280
Balance at 30th June 2000	2,285	85,414	-13,472	74,227
Issued during the period (4,188,000 shares)	84	0	0	84
Share premium	0	4,439	0	4,439
Net income after taxation	0	0	6,385	6,385
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172
Issued during the period (1,036,667 shares)*	21	0	0	21
Share premium	0	944	0	944
Net income after taxation	0	0	3,671	3,671
Balance at 30th June 2001	2,390	90,797	621	93,808

* The above 1,036,667 shares were issued on a loan account to The Afrikander Lease Share Trust Scheme

Notes to the Financial Statements

	Quarter Ended 30 Jun '01 R'000	Quarter Ended 31 Mar '01 R'000	Six Months Ended 30 Jun '01 R'000	Six Months Ended 30 Jun '00 R'000	Year Ended 31 Dec '00 R'000
Supplementary information:-					
Capital commitments	0	0	0	6,100	5,467
Capital expenditure	639	6,679	7,318	11,829	21,779
Long-term borrowings:-					
Finance leases:- Excavator 984C	5,882	6,194	5,882	0	0
Elution plant	1,088	1,425	1,088	2,362	1,749
Excavator 984C	5,081	5,213	5,081	5,247	0
Excavator 994	3,281	3,561	3,281	4,805	3,782
	15,332	16,393	15,332	7,167	10,778
Less:- short-term portion	-3,031	-2,844	-3,031	-2,605	-2,844
	12,301	13,549	12,301	4,562	7,934
The above finance leases are repayable over periods varying from one to five years.					
Loan-heap leach plant:- The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002; thereafter the interest will be re-negotiated.	8,924	8,924	8,924	8,924	8,924
Total long-term borrowings	21,225	22,473	21,225	13,486	16,858

Security:-
The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

Notes to the financial statements:-
The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.

For the months of January and February 2000 all costs and revenue from gold produced and sold were capitilised as being prior to achieving commercial levels of production. Consequently the statistics shown under the 'highlights' and 'operating results' section of this report are based upon the period March 2000 to June 2000.

Commentary

HIGHLIGHTS

- Cash Operating profits of R7.2 million or 6.03 cents per share were achieved for the previous quarter.
- Gold production increased by 11% to 335 kgs or 10 770 ounces for the previous quarter.
- The second lift on Heap Leach Pad No: 1 has commenced. Both Heap Leach Pads No's: 1 and 2 were operating satisfactorily, with no evidence of the historical perculation problems.
- During the quarter, Elandslaagte was acquired, an extension to the current ore body. The net affect of this was an increase in ore resources of approximately 200, 000 ounces.
- The existence of a high-grade pay-shoot within the Inner Basin was confirmed by intensive sequential drilling during the quarter. Grades ranging from 2 g/ton to 4 g/ton over a width of 10 meters were recorded. Management is implementing a strategy to incorporate a portion of this high-grade ore in its monthly production targets.

DISAPPOINTMENTS

- For the quarter, higher cash costs offset the increased gold production resulting in a 3% reduction in cash operating earnings to 6.03 cents per share.
- The gold price continued to languish in a tight range for most of the quarter.

OUTLOOK

- The average pad grade stacked is expected to increase in the second half of the current financial year as a direct result of production from the high-grade pay-shoot.
- The benefits of the recently announced diesel rebate for opencast miners will be realised in the current quarter for the first time. Management estimate the saving at R0.3 million per month.
- The board has approved a plant upgrade to increase both recovery and throughput. This will have the further effect of reducing the US$/oz cash cost. Pending JSE Securities Exchange approval, initial funding will come from the private placement of shares for cash at R1.40 per share, marginally above the 30 day weighted moving average which has been fully subscribed for.



On behalf of the Board

P E Skeat **D R Cunningham**

Houghton
2 August 2001

B USINESS DAY 3/8/2001

THE AFRIKANDER LEASE LIMITED

Registration No: 1921/006955/06

Unaudited consolidated financial results for the six months ended 30th June 2001

	Quarter to 30 June '01	Quarter to 31 Mar '01	Six months to 30 June '01	Six months to 30 June '00	Year to 31 Dec '00
Highlights:-					
Gold produced and sold:-					
-kilograms	335	302	637	352	997
-ounces	10,770	9,710	20,480	11,317	32,054
Cash operating cost stacked (rands per ton)	39.26	31.92	35.64	15.65	31.59
Cash operating cost:-					
-rand / kg	48,212	42,305	45,411	26,912	39,933
-US$ / oz	167	167	178	123	165
Cash operating profit (R'000)	7,195	7,351	14,546	12,364	23,649
Net earnings (R'000)	3,671	4,037	7,708	8,280	14,665
Headline and basic earnings per share (cents)	3.08	3.41	6.49	7.25	12.77
Operating results:-					
Tonnage stacked (tons)	411,379	400,243	811,622	605,441	1,260,476
Gold produced and sold (kg)	335	302	637	352	997
Average grade stacked (g/ton)	1.33	1.32	1.32	1.58	1.39
Gold price received:-					
-rand / kg	69,690	66,646	68,246	61,824	63,653
-rand / oz	2,168	2,073	2,123	1,923	1,980
-US$ / oz	267	263	265	280	275
	R'000	R'000	R'000	R'000	R'000
Income statement:-					
Revenue	23,346	20,127	43,473	21,837	63,462
Cash operating costs	18,665	17,447	36,112	19,338	53,856
Cash movement in lock-up	(2,514)	(4,671)	(7,185)	(9,865)	(14,043)
Cash operating profit	7,195	7,351	14,546	12,364	23,649
Amortisation	1,859	1,737	3,596	2,360	5,808
Non-cash movement in lock-up	(300)	(235)	(535)	0	(1,834)
Net interest paid	1,088	910	1,998	831	2,476
Corporate costs/other	176	128	304	(107)	323
Exploration costs	701	774	1,475	1,000	2,302
Profit before taxation	3,671	4,037	7,708	8,280	14,665
Taxation	0	0	0	0	0
Net income after taxation	3,671	4,037	7,708	8,280	14,665
Ratios:-					
Earnings per share (cents):-					
-cash operating	6.03	6.21	12.24	10.82	20.58
-headline and basic	3.08	3.41	6.49	7.25	12.77
-fully diluted	2.99	3.31	6.30	7.03	12.58
Weighted average number of ordinary shares in issue	119,271,116	118,462,288	118,868,930	114,274,288	114,892,189

The fully diluted earnings per share is based upon the dilutive effect of the employee share options resulting from 3,515,000 options being in issue throughout the year.

	Period ended 30 June 2001 R'000	Period ended 31 Mar 2001 R'000	Period ended 30 June 2000 R'000	Period ended 31 Dec 2000 R'000
Abridged balance sheet:-				
Assets				
Non-current assets:-				
-mining assets	98,322	99,542	89,714	94,696
-investments	7,329	6,990	5,778	6,691
	105,651	106,532	95,492	101,387
Current assets:-				
-inventory	26,977	24,029	13,034	18,897
-accounts receivable	6,685	6,382	3,312	6,258
-bank balance	2,883	1,463	1,510	1,388
	36,545	31,874	17,856	26,543
Total assets	142,196	138,406	113,348	127,930

FROM PREVIOUS PAGE

Equity and liabilities				
Capital and reserves:-				
-ordinary share capital	2,390	2,369	2,285	2,369
-share premium	90,797	89,853	85,414	89,853
-accumulated profit/(loss)	621	(3,050)	(13,472)	(7,087)
	93,808	89,172	74,227	85,135
Non-current liabilities:-				
-provision for environmental rehabilitation	4,500	4,500	4,500	4,500
-other long-term liabilities	21,225	22,473	13,486	16,858
	25,725	26,973	17,986	21,358
Current liabilities:-				
-accounts payable	14,041	10,133	9,420	11,983
-short term portion of long term loans	3,031	2,844	2,605	2,844
-bank overdraft	3,612	6,923	7,117	4,334
-loans from related parties	1,979	2,361	1,993	2,276
	22,663	22,261	21,135	21,437
Total equity and liabilities	142,196	138,406	113,348	127,930

	Quarter to 30 Jun '01 R'000	Quarter to 31 Mar '01 R'000	Six Mnths to 30 Jun '01 R'000	Six mnths to 30 Jun '00 R'000	Year to 31 Dec '00 R'000
Abridged cash flow statement:-					
Generated from/(utilised by):-					
Operating activities	6,187	(1,332)	4,855	(4,206)	2,542
Investing activities	(978)	(1,415)	(2,393)	(4,805)	(7,693)
Financing activities	(478)	233	(245)	8,129	6,930
Cash inflow/(outflow) for the period	4,731	(2,514)	2,217	(882)	1,779
Cash and cash equivalents at beginning of period	(5,460)	(2,946)	(2,946)	(4,725)	(4,725)
Cash and cash equivalents at end of period	(729)	(5,460)	(729)	(5,607)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated profit/(deficit)	Total equity
Balance at 31st December 1999	2,285	85,414	-21,752	65,947
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	8,280	8,280
Balance at 30th June 2000	2,285	85,414	-13,472	74,227
Issued during the period (4,188,000 shares)	84	0	0	84
Share premium	0	4,439	0	4,439
Net income after taxation	0	0	6,385	6,385
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172
Issued during the period (1,036,667 shares)*	21	0	0	21
Share premium	0	944	0	944
Net income after taxation	0	0	3,671	3,671
Balance at 30th June 2001	2,390	90,797	621	93,808

* The above 1,036,667 shares were issued on a loan account to The Afrikander Lease Share Trust Scheme

Notes to the Financial Statements

	Quarter Ended 30 Jun '01 R'000	Quarter Ended 31 Mar '01 R'000	Six Months Ended 30 Jun '01 R'000	Six Months Ended 30 Jun '00 R'000	Year Ended 31 Dec '00 R'000
Supplementary information:-					
Capital commitments	0	0	0	6,100	5,467
Capital expenditure	639	6,679	7,318	11,829	21,779
Long-term borrowings:-					
Finance leases:- Excavator 984C	5,882	6,194	5,882	0	0
Elution plant	1,088	1,425	1,088	2,362	1,749
Excavator 984C	5,081	5,213	5,081	5,247	0
Excavator 994	3,281	3,561	3,281	4,805	3,782
	15,332	16,393	15,332	7,167	10,778
Less:- short-term portion	-3,031	-2,844	-3,031	-2,605	-2,844
	12,301	13,549	12,301	4,562	7,934

The above finance leases are repayable over periods varying from one to five years.



FROM PREVIOUS PAGE

Loan-heap leach plant:- The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002, thereafter the interest will be re-negotiated.	8,924	8,924	8,924	8,924	8,924
Total long-term borrowings	21,225	22,473	21,225	13,486	16,858

Security:-
The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

Notes to the financial statements:-
The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.

For the months of January and February 2000 all costs and revenue from gold produced and sold were capitlised as being prior to achieving commercial levels of production. Consequently the statistics shown under the 'highlights' and 'operating results' section of this report are based upon the period March 2000 to June 2000.

Commentary

HIGHLIGHTS

- Cash Operating profits of R7.2 million or 6.03 cents per share were achieved for the previous quarter.
- Gold production increased by 11% to 335 kgs or 10 770 ounces for the previous quarter.
- The second lift on Heap Leach Pad No: 1 has commenced. Both Heap Leach Pads No's: 1 and 2 were operating satisfactorily, with no evidence of the historical perculation problems.
- During the quarter, Elandslaagte was acquired, an extension to the current ore body. The net affect of this was an increase in ore resources of approximately 200, 000 ounces.
- The existence of a high-grade pay-shoot within the Inner Basin was confirmed by intensive sequential drilling during the quarter. Grades ranging from 2 g/ton to 4 g/ton over a width of 10 meters were recorded. Management is implementing a strategy to incorporate a portion of this high-grade ore in its monthly production targets.

DISAPPOINTMENTS

- For the quarter, higher cash costs offset the increased gold production resulting in a 3% reduction in cash operating earnings to 6.03 cents per share.
- The gold price continued to languish in a tight range for most of the quarter.

OUTLOOK

- The average pad grade stacked is expected to increase in the second half of the current financial year as a direct result of production from the high-grade pay-shoot.
- The benefits of the recently announced diesel rebate for opencast miners will be realised in the current quarter for the first time. Management estimate the saving at R0.3 million per month.
- The board has approved a plant upgrade to increase both recovery and throughput. This will have the further effect of reducing the US$/oz cash cost. Pending JSE Securities Exchange approval, initial funding will come from the private placement of shares for cash at R1.40 per share, marginally above the 30 day weighted moving average which has been fully subscribed for.

On behalf of the Board

P E Skeat D R Cunningham

Houghton

2 August 2001



THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
("Aflease")

RAISING CAPITAL FOR EXPANSION

1. Introduction

The Board of Aflease has resolved to embark on a capital expansion plan which, it is anticipated will, within the next six to twelve months, have the following effect on operations and performance:

- Substantially increase plant throughput
- Materially improve recovery rates
- Significantly speed up the leaching cycle time

2. Funding the Expansion

The capital expansion plan will be financed through a combination of equity and debt.

Equity

Aflease has, with immediate effect, raised R4,9 million through a private placement of shares with Trinity Holdings (Pty) Ltd and its clients. The transaction accords with the general authority for directors to issue shares for cash and was agreed to by shareholders at the last annual general meeting. In the process Aflease will issue 3,5 million new shares of 2 cents each, for cash, at an issue price of 140 cents per share. This price is marginally above the 30 day weighted moving average as at 31 July 2001, the date when the terms of the deal were agreed.

The cash will be available to Aflease within 10 business days. This placement complies with the requirements of section 222 of the Companies Act and is subject to approval by the JSE Securities Exchange South Africa ("JSE").

A second round of capital raising will be undertaken in the near future, which will be limited to the issue of 7 million new shares, subject to regulatory approval. Aflease's majority shareholder, Benoryn Investment Holdings (Pty) Limited, representing the interests of the company's Chairman and Managing Director Peter Skeat, has undertaken to "take up" not less than 3,5 million of these new shares. Accordingly, the total fresh equity raised by Aflease will not be less than R9,8 million.

Debt

In addition to its plans to raise equity, Aflease has obtained a range of offers from various outside institutions to provide a further R10 million in debt finance. Shareholders will be informed as soon as a final selection has been made and negotiations concluded.

Johannesburg
15 August 2001

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that AfLease has entered into negotiations, which, if successfully concluded, may have an effect on the price at which the company's securities trade on the JSE Securities Exchange South Africa.

Accordingly, shareholders are advised to exercise caution when dealing in the company's securities until a further announcement is made.

Johannesburg
20 August 2001

Corporate adviser


MICOFIN
HOLDINGS (PTY) LIMITED

Sponsor


BARNARD
JACOBS
MELLET
Corporate
Finance

(Registration number 87/00175/07)

BUSINESS DAY
16/8/2001

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
("Aflease")

RAISING CAPITAL FOR EXPANSION

1. Introduction

The Board of Aflease has resolved to embark on a capital expansion plan which, it is anticipated will, within the next six to twelve months, have the following effect on operations and performance:

- Substantially increase plant throughput
- Materially improve recovery rates
- Significantly speed up the leaching cycle time

2. Funding the Expansion

The capital expansion plan will be financed through a combination of equity and debt.

Equity

Aflease has, with immediate effect, raised R4.9 million through a private placement of shares with Trinity Holdings (Pty) Ltd and its clients. The transaction accords with the general authority for directors to issue shares for cash and was agreed to by shareholders at the last annual general meeting. In the process Aflease will issue 3.5 million new shares of 2 cents each, for cash, at an issue price of 140 cents per share. This price is marginally above the 30 day weighted moving average as at 31 July 2001, the date when the terms of the deal were agreed.

The cash will be available to Aflease within 10 business days. This placement complies with the requirements of section 222 of the Companies Act and is subject to approval by the JSE Securities Exchange South Africa ("JSE").

A second round of capital raising will be undertaken in the near future, which will be limited to the issue of 7 million new shares, subject to regulatory approval. Aflease's majority shareholder, Benoryn Investment Holdings (Pty) Limited, representing the interests of the company's Chairman and Managing Director Peter Skeat, has undertaken to "take up" not less than 3.5 million of these new shares. Accordingly, the total fresh equity raised by Aflease will not be less than R9.8 million.

Debt

In addition to its plans to raise equity, Aflease has obtained a range of offers from various outside institutions to provide a further R10 million in debt finance. Shareholders will be informed as soon as a final selection has been made and negotiations concluded.

Johannesburg
15 August 2001

BUSINESS DAY
16/8/2001
COPYRIGHT BDFM PUBLISHERS

AFLEASE AIMS AT R20M FOR GROWTH PLAN

Ilja Graulich

THE Afrikander Lease (Aflease) is planning to raise about R20m in new capital to grow its open-cast gold operation outside Klerksdorp.

Aflease will use the capital — a combination of debt and equity — over the next six to 12 months to upgrade plant equipment aimed at increasing throughput at the operations while at the same time increasing recovery rates.

Aflease plans to raise the capital in three tranches, of which the first placement of 3.5-million shares at 140c has already taken place. The shares raised R4.9m and were placed with Trinity Holdings, a fund specialising in mining and gold investments.

Aflease said the placement price was marginally above the 30-day weighted moving average on July 31 this year. Aflease's share price closed at 165c a share on the JSE Securities Exchange SA yesterday.

Aflease MD Peter Skeat said Aflease had been operating profitably for the past four quarters, producing gold at cash costs of between $160/oz and $170/oz, netting the company R4m in each quarter.

Aflease said a second round of capital raising would be undertaken in the near future, which would be limited to 7-million new shares. Benoryn Investment Holdings, representing the interests of Skeat, had undertaken to take up at least 3.5-million of these.

BUSINESS DAY
21/8/2001


THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1921/006955/06)
("Aflease" or "the company")

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that Aflease has entered into negotiations, which, if successfully concluded, may have an effect on the price at which the company's securities trade on the JSE Securities Exchange South Africa.

Accordingly, shareholders are advised to exercise caution when dealing in the company's securities until a further announcement is made.

Johannesburg
20 August 2001

Corporate adviser
MICOFIN

Sponsor

Corporate Finance

AFRIKANDER LEASE LIMITED, THE (Fmly FILE NO 1044)	SECTOR	FILE NO	ISSUED	NO
	2.3 MINING RESOURCES - GOLD	6085	07/9/01	32

FINANCE WEEK
17/8/2001
HOLDING ITS OWN

AFRIKANDER Lease was reviewed just a few weeks ago but has since declared good results for the June quarter.

The company appears to be off to a good start for the first half of its annual reporting period, which should counteract adverse assessment of management at the time of flotation. Certainly in recent quarters, management has met all calls admirably.

Head grade remained virtually constant at 1,33 g/t recovered and gold climbed to 335 kg (303 kg) for the quarter, but higher costs left cash operating profit little changed at R7,2m (R7,4m).

This translates into cash earnings of just over 6c/share, which points to annual earnings of at least 25c – an earnings yield of 15,6%. The balance sheet is looking stronger.

A pay shoot with grades of 2-4 g/t over 10m will start contributing in coming months, which should improve overall grades. Equally, plant improvements should add to recoveries. A final boost to profit should come from Government's diesel subsidy, which kicked in from last month.

Afrikander Lease... still some spark left



Price	160c
Market cap	R185.22m
P:e	12.92
Sector P:e %	20.00
Dividend yield	-
Monthly	
Price move %	8.39

■ **Opportunities**

◆ Improved yields are expected as a result of the inclusion of pay shoot material to the feed and improved recoveries in the plant.

◆ The acquisition of additional ground at Elandslaagte will have positive effects on the life of the mine.

◆ The diesel subsidy will lead to a reduction in costs.

◆ Earnings are becoming sufficient to consider paying a dividend in the short term. As an unhedged gold producer, the mine will gain maximum advantage from any rise in the gold price and, as a low-grade operator, the multiplier effect on profit is greater.

◆ Management has been steady and consistent in building output and has placed the mine in a strong position to carry on growing. The uranium potential of the property must not be overlooked.

■ **Risks**

◆ Open pit mines are exposed to the elements, and abnormal weather conditions, particularly rain, can hamper operations. Such problems are usually of a temporary nature.

◆ Waste, pit and grade control need to be watched constantly to maintain smooth operations.

◆ A fall in the gold price remains a risk, but gold has provided a solid granite facade while all else is crumbling, and the upside potential remains. The biggest risk is: When?

– John Handley

BUSINESS REPORT
22/8/2001
DRD MAY BUY UP
AFLEASE

Sherilee Bridge

Johannesburg – Marginal gold miner Durban Roodepoort Deep (DRD) is in talks to take over junior rival Afrikander Lease (Aflease).

DRD said yesterday it would make public the terms of the offer once the Aflease board had considered the offer.

While no further details were immediately available, DRD confirmed that the company had proposed a scheme of arrangement to acquire all the issued share capital of Aflease.

Aflease, an open pit operation, reported net earnings of R3.7 million for its June quarter, a drop of 7.5 percent over the previous quarter's R4 million. The company is thought to be one of the country's lowest-cost producers.

DRD, which posted a profit for the first time in its recent history, is one of the gold industry's highest-cost producers and has been seeking to cut its costs. In the June quarter DRD's cash operating costs dropped 2 percent in unit terms to $228 an ounce.

Aflease and DRD both have operations southwest of Johannesburg. Besides its underground mines, DRD also has surface operations around the city.

DRD shares closed 1.1 percent lower at R8.20 yesterday and Aflease rose 10c to R1.80.

SAKE-BEELD 5/9/2001
WAAROM AFRIKANDER
LEASE 'N JUWEELTJIE
ONDER GOUDAANDELE IS

Peter Pittendrigh

Voorverlede week, toe Durban Deep te kenne gegee het dat hy in Afrikander Lease belang stel en 'n aanbod van waarskynlik een Durban Deep-aandeel vir vier Aflease-aandele gedoen het, het dit die aandag op 'n juweeltjie in die goudbedryf gevestig.

'n Oppervlakkige ontleding van Aflease se vooruitsigte is voldoende om enige ontleder wat sy sout werd is, te oorreed dat die aanbod eenvoudig van die hand gewys gaan word.

As dit eers bekend word, is die kans goed dat die onlangse lopie in die aandeelprys in sy voetspore kan omdraai.

Maar wie sê dat Durban Deep nie 'n beter aanbod gaan doen of dat nog vlerkslepers gaan opdaag om aantrekliker pryse aan te bied nie?

Aflease is 'n oopgroefmyn wat van hoopuitloging gebruik maak om die goud te ontgin. Dit is 'n langsame prosedure, maar die myn soek maniere om die prosese te versnel deur byvoorbeeld sy erts met 'n nuwerwetse meule nog fyner te maal.

Die groep het besluit om by sy aandeelhouers aan te klop om R20 miljoen te bekom deur aandele uit te reik en skuld aan te gaan om sy bedrywighede uit te brei en meer doeltreffende toerusting te koop.

Tans is die myn 'n klein produsent wat jaarliks sowat 1,2 ton goud ontgin en 'n belaste wins van sowat R16 miljoen behaal. Sy kontantkoste kom op $187 per ons te staan.

Aflease het 119 miljoen aandele in omloop, waarvan 52% behoort aan mnr. Peter Skeat, sy voorsitter en besturende direkteur. Die aandele verhandel tans teen 180c elk.

'n Kontantaanbod sou dalk aantrekliker gewees het, maar Durban Deep het eenvoudig nie die geld om só 'n oorname te doen nie.

Die groep het in sy verslag oor die Junie-kwartaal se prestasie daarop gewys dat R112 miljoen afgeskryf moes word weens verliese op buitelandse valutatransaksies en mislukte verskansingsbedrywighede.

Benewens die bykomende vernuf wat bekom word, sal Durban Deep met 'n oorname van Aflease sy kontantkoste, wat in die Junie-kwartaal op $230 te staan gekom het, verder verlaag.

Durban Deep het 8,1 ton goud geproduseer en het na kapitaalbesteding 'n wesensverdienste van net R5,4 miljoen behaal. Dit is die eerste keer in 'n taamlik lang tyd dat die groep nie 'n verlies getoon het nie.

Skeat sê hy wil so vinnig moontlik dividende begin betaal en as die goudprys saamspeel en alles aan die produksiekant vlot verloop, kan die groep al aanstaande jaar dividende uitkeer. Die rede is dat hoëgraaderts ontdek is wat volgens Skeat die gemiddelde herwinde graad van 1,3 gram tot 1,6 gram per ton kan verhoog. Drie kwartale sal egter moet verloop voordat die ertsgraad gehaal sal word.

Verder verwag die groep dat die terugbetaling op dieselverbruik by oopgroefmyne wat onlangs toegestaan is, sal lei tot 'n besparing van R300 000 per maand. Daar word ook verwag dat die opgradering van toerusting tot 'n groter deurset en herwinning sal lei en dat die kontantkoste verder verlaag kan word.

Skeat sê met die nuwe impakmeul sal die erts nog fyner gemaal word en dit sal beteken dat die herwinningstydperk tot vier maande verkort sal word pleks van die huidige ses maande waarin die goud in die aanleg opgesluit lê.

Maar wat beteken al die verbeterings in geldterme? Skeat word deur ontleders gekasty omdat hy nie sy belofte gestand kon doen om maandeliks 'n belaste wins van R4 miljoen te haal nie. Maar hy is bereid om steeds sy kop op 'n blok te sit.

Hy verduidelik dat "ek die myn begin het toe die goudprys $350 was en op grond daarvan was ek tot nog toe nie in staat om my voorspellings te haal nie, maar ek is vasbeslote en hoop om gou R10 miljoen per kwartaal te behaal".

'n Eenvoudige sommetjie toon dat met dié soort wins en met inagneming van die verwatering van die verdienste per aandeel as gevolg van die huidige finansieringsprogram, die groep meer as 30c sal kan uitkeer, wat omtrent gelyk is aan 15% van Durban Deep se aanbod.

Nog 'n faktor wat Aflease se aandele aantreklik maak, is dat hy in die negentiende eeu sy mynregte bekom het en die regte aan hom behoort en nie gehuur word nie.

In 'n sektor waarin beleggers vir jare onbevredigende opbrengste ontvang het, is Afrikander Lease 'n uitstekende uitsondering wat waarde bied.

Op kort termyn kan die aandeelprys egter wisselvallig voorkom en tydsberekening kan dus voordelig wees.

ATT: MARION DEGNER
283-0309



DURBAN ROODEPOORT DEEP, LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(ARBN 086 277 616)
(NASDAQ trading symbol: DROOY)
www.durbans.com ("DRD")
(Share Code: DUR)
(ISIN Code: ZAE000015079)



THE AFRIKANDER LEASE LTD
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
("AFL")

(Share Code: AFL)
(ISIN Code: ZAE000000253)

Joint Withdrawal of Cautionary Announcements

Shareholders of DRD and AFL ("the Companies") are referred to their respective cautionary announcements dated 21 August 2001, and are advised that due to current market volatility the Companies have suspended negotiations and therefore caution is no longer required to be exercised when dealing in the Companies' securities.

Johannesburg
12 September 2001

Sponsor to DRD


Merrill Lynch

Smith Borkum Hare
(Registration number 1995/001805/07)

Sponsor to AFL


BARNARD JACOBS MELLET
Corporate Finance

Advisia M0625

Afleases - Announcement

Release Date: 08/06/2000 11:12:59

Code(s): AFL

Click CODE for more details on the company

THE AFRIKANDER LEASE LIMITED
INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA
REGISTRATION NUMBER 01/06955/06
"AFLEASES"
ANNOUNCEMENT
THE BOARD OF DIRECTORS OF THE AFRIKANDER LEASE LIMITED, ("AFLEASES") HAS DECIDED NOT TO PUBLISH A QUARTERLY REPORT FOR THE FIRST QUARTER 2000.
AFLEASES DID NOT ACHIEVE ITS PRODUCTION TARGETS OF 150 000 TONS PER MONTH IN JANUARY AND FEBRUARY 2000, DUE TO DESIGN SHORTFALLS ENCOUNTERED WITH THE NEW PLANT (AS IS NORMAL IN A START-UP), WHICH WERE EXACERBATED BY EXCESSIVE RAINFALL IN THE KLERKSDORP AREA. AS A RESULT, COMMERCIAL OPERATIONS WERE NOT ACHIEVED, AND THE BOARD HAS DECIDED TO CAPITALISE THE FIRST TWO MONTHS OF THE YEAR (JANUARY AND FEBRUARY 2000), AND TO DECLARE 1 MARCH 2000 AS THE DATE OF COMMENCEMENT OF COMMERCIAL PRODUCTION FOR THE MINE.
THE FIRST INTERIM RESULTS FOR THE GROUP WILL THEREFORE BE PUBLISHED DURING THE FIRST TWO WEEKS OF JULY AND WILL REFLECT THE RESULTS OF FOUR MONTHS' OPERATIONS I.E. MARCH TO JUNE 2000.
THE MINING AND PROCESSING TARGETS FOR THE HEAP LEACH OPERATIONS ARE NOW BEING MET AND MANAGEMENT IS CONFIDENT THAT PRODUCTION LEVELS OF 150 000 TONS PER MONTH AT A GRADE 1,5G/T GOLD OR BETTER, CAN BE CONSISTENTLY ACHIEVED AT A CASH COST OF US$ 150 PER OUNCE OR LESS.
JOHANNESBURG
8 JUNE 2000

The Afrikander Lease - Results For The Half Year Ended 30 June 2000

Release Date: 12/07/2000 17:38:28
Code(s): AFL

THE AFRIKANDER LEASE LIMITED
RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2000

	UNAUDITED SIX MONTHS ENDED 30 JUNE 2000	UNAUDITED SIX MONTHS ENDED 30 JUNE 1999	AUDITED YEAR ENDED 31 DECEMBER 1999
FINANCIAL RESULTS (R'000)			
WORKING REVENUE	21 837	-	-
TOTAL CASH COSTS	9 473	-	-
WORKING PROFIT	12 364	-	-
OTHER ADMINISTRATION EXPENDITURE	(88)	-	(127)
INTEREST INCOME	373	317	1 301
INTEREST EXPENSE	(1 204)	(10)	(339)
OTHER INCOME	195	200	205
AMORTISATION OF MINING ASSETS	(2 360)	-	-
IMPAIRMENT OF MINING ASSETS	-	(15 670)	(16 699)
EXPLORATION COSTS	(1 000)	-	-
NET PROFIT/(LOSS) BEFORE TAXATION	8 280	(15 163)	(15 659)
TAXATION	-	-	-
NET PROFIT/(LOSS) AFTER TAXATION	8 280	(15 163)	(15 659)
EARNINGS/(LOSS) PER SHARE - CENTS	7.25	(13.99)	(14.19)
HEADLINE EARNINGS/(LOSS) PER SHARE - CENTS	7.25	(0.93)	(0.94)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES IN ISSUE	114 274 288	108 395 500	110 386 662
ABRIDGED BALANCE SHEET (R'000)			
CAPITAL EMPLOYED			
SHAREHOLDERS' FUNDS	74 227	59 989	65 947
LONG TERM LIABILITIES	16 091	-	10 333
PROVISION FOR REHABILITATION	4 500	4 500	4 500
	94 818	64 489	80 780
EMPLOYMENT OF CAPITAL			
MINING, HEAP LEACH AND OTHER ASSETS	89 714	64 516	85 576
INVESTMENTS - UNLISTED	5 778	4 508	5 111
NET CURRENT LIABILITIES	(674)	(4 535)	(9 907)
CURRENT ASSETS	17 856	9 555	5 975
AMOUNTS OWING BY RELATED PARTIES	-	575	378
OTHER CURRENT ASSETS	16 346	5 767	3 246
BANK AND CASH	1 510	3 212	2 351
CURRENT LIABILITIES	(18 530)	(14 090)	(15 882)
ACCOUNTS PAYABLE AND ACCRUALS	(9 420)	(7 717)	(8 806)
BANK OVERDRAFTS	(7 117)	(6 373)	(7 076)
AMOUNTS OWED TO RELATED PARTIES	(1 993)	-	-
	94 818	64 489	80 780

	UNAUDITED SIX MONTHS ENDED 30 JUNE 2000	UNAUDITED SIX MONTHS ENDED 30 JUNE 1999	AUDITED YEAR ENDED 31 DECEMBER 1999
ABRIDGED CASHFLOW STATEMENT (R'000)			
CASH (UTILISED IN)/GENERATED BY OPERATING ACTIVITIES	(4 206)	(782)	2 444
CASH UTILISED IN INVESTING ACTIVITIES	(4 805)	(22 220)	(43 575)
CASH GENERATED BY FINANCING ACTIVITIES	8 129	665	17 129
	(882)	(22 337)	(24 002)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	(4 725)	19 277	19 277
CASH AND CASH EQUIVALENTS AT END			

OF THE PERIOD	(5 607)	(3 060)	(4 725)
ADDITIONAL DISCLOSURES (R'000)			
CAPITAL EXPENDITURE	11 829	22 220	46 858
DIRECTORS VALUATION OF INVESTMENTS	5 778	4 508	5 111
CAPITILISED INTEREST	342	-	491
CAPITAL COMMITMENTS	6 100	-	3 200

	FOUR MONTHS TO 30 JUNE 2000	TWO MONTHS TO 29 FEBRUARY 2000	TWELVE MONTHS TO 31 DECEMBER 2000
HEAP LEACH PAD OPERATING RESULTS			
TOTAL ROCK MINED (TONS)	606 941	215 790	585 000
ORE ON PAD (TONS)	605 441	205 087	535 702
AVERAGE PAD GRADE (G/TON)	1,58	1,17	0,72
AVERAGE RECOVERY GRADE (G/TON)	1,18	0,88	0,33
AVERAGE RECOVERY FACTOR (%)	75,00	75,00	45,00
TOTAL GOLD PRODUCED AND SOLD			
KILOGRAMS	351,95	67,85	155,23
OUNCES	11 317	2 182	3 022
GOLD WORK IN PROGRESS - KG	398,31	72,42	19,54
GOLD PRICE RECEIVED- R/KG	61,824	58,388	55,950
- R/OUNCE	1922,70	1,815,85	1,740,03
- US$/OZ	279,65	291,64	281,00
TOTAL CASH COSTS			
- R/KG	26,916	-	-
- R/OUNCE	837,08	-	-
- US$/OZ	123,12	-	-

HIGHLIGHTS FOR THE HALF YEAR ENDED 30 JUNE 2000

A. OPERATIONAL

- AS THE RAINFALL EASED IN MARCH 2000 IT WAS APPARENT THAT THE EXCESSIVE FINES IN THE INNER BASIN (5% LESS THAN 75 MICRONS) WAS INHIBITING PAD PERCOLATION AND RECOVERY. CONSEQUENTLY A FINES REMOVAL PLANT WAS CONCEPTUALISED, DESIGNED AND COMMISSIONED TO PRODUCE FINES FREE PAD FEED.
- A PAD STACKER HAS BEEN DESIGNED AND IS SCHEDULED TO REPLACE THE OFF HIGHWAY DUMP TRUCKS BY 1 SEPTEMBER 2000, FURTHER REDUCING COSTS AND ON PAD COMPACTION.
- THE SECOND PAD HAS BEEN CONSTRUCTED AND LOADING ON THIS PAD COMMENCED ON 10 JULY 2000.
- ONGOING MINERALOGICAL TEST WORK CONFIRMS RECOVERY LABORATORY TESTS THAT THE AFRIKANDER LEASE LIMITED GOLD IS FREEGOLD (NOT IN THE PYRITES) AND WILL CONTINUE TO YIELD A RECOVERY IN EXCESS OF BUDGET.
- THE AFRIKANDER LEASE LIMITED HAS SUCCESSFULLY ENTERED THE COMMERCIAL PRODUCTION PHASE AND WILL CONTINUE TO PRODUCE GOLD AT A TOTAL CASH COST OF LESS THAN US$150/OZ. WITH PRODUCTION AND SALES OF GOLD EXPECTED TO INCREASE TO THE YEAR END, THE COMPANY CAN LOOK FORWARD TO INCREASED PROFITS IN THE SECOND HALF OF THE YEAR.

B. FINANCIAL

- THE COMMERCIAL PRODUCTION PHASE OF THE MINE COMMENCED ON 1 MARCH 2000. AMORTISATION OF MINING ASSETS COMMENCED ON THIS DATE AND IS COMPUTED OVER TWELVE YEARS, BEING THE LIFE OF THE MINE BASED ON PROVEN AND PROBABLE ORE RESERVES.
- FOR THE MONTHS OF JANUARY AND FEBRUARY 2000 MINE DEVELOPMENT COSTS, DIRECT BORROWING COSTS, OPERATING COSTS, NET OF GOLD PRODUCED AND SOLD AND GOLD IN PROCESS, HAVE BEEN CAPITALISED, AS THIS PERIOD WAS PRIOR TO THE COMMERCIAL PRODUCTION PHASE.
- THE PROFIT FOR THE FOUR MONTH PERIOD ENDING JUNE 2000 AMOUNTED TO R8,3M AFTER AMORTISATION AND DEPRECIATION OF MINING ASSETS OF R2,3M. INCLUDED IN OTHER CURRENT ASSETS IN THE BALANCE SHEET IS AN AMOUNT OF R11,9M WHICH REPRESENTS GOLD LOCK UP AT 30 JUNE 2000.
- THE TOTAL CASH COSTS PER OUNCE AMOUNTED TO US$123 - BELOW THE TARGET TOTAL CASH COST OF US$150.
- CASH GENERATED BY THE OPERATIONS ARE EXPECTED TO BE SUFFICIENT TO ENABLE THE GROUP TO MEET ALL ITS SHORT TERM OBLIGATIONS AND WORKING CAPITAL REQUIREMENTS.

C. PROSPECTS

- THE AFRIKANDER LEASE LIMITED IS WELL PLACED TO CONTINUE PRODUCING GOLD AT A TOTAL CASH COST OF US$150/OZ OR LESS.

ON BEHALF OF THE BOARD

P E SKEAT D R CUNNINGHAM

HOUGHTON

12 JULY 2000

The Afrikander Lease Limited - Amendment To Results Announcement

Release Date: 01/11/2000 15:37:30

Code(s): AFL

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THE AFRIKANDER LEASE LIMITED
REGISTRATION NO: 01/06955/06
AMENDMENT TO RESULTS ANNOUNCEMENT FOR THE QUARTER ENDED 30 SEPTEMBER 2000
AN ERROR WAS INCLUDED IN THE SENS ANNOUNCEMENT THAT WAS RELEASED AFTER 16:00 ON 31 OCTOBER 2000 REGARDING THE RAND/KILOGRAM CASH COST.

- THE INCORRECT INFORMATION WAS:

	QUARTER ENDED SEPT 2000	QUARTER ENDED JUNE 2000
CASH COST:-		
- RAND/KG	53,849.67	50,393.43

- THE CORRECT INFORMATION IS:

	QUARTER ENDED SEPT 2000	QUARTER ENDED JUNE 2000
CASH COST:-		
- RAND/KG	45,716	27,164

JOHANNESBURG
ON BEHALF OF THE BOARD
1 NOVEMBER 2000

The Afrikander Lease Limited - Consolidated Financial Results

Release Date: 01/03/2001 09:01:58
Code(s): AFL

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THE AFRIKANDER LEASE LIMITED
Registration No: 1921/006955/06
CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

	Year ended		Quarter ended	
	Dec 2000	Dec 1999	Dec 2000	Sep 2000
	R'000	R'000	R'000	R'000
OPERATING AND FINANCIAL HIGHLIGHTS				
Tonnage stacked (tons)	1,260,476	535,702	397,774	257,261
Average grade stacked (gms/ton)	1.39	0.72	1.31	1.03
Gold produced and sold				
- kilograms	997	155	338	306
- ounces	32,000	5,000	11,000	10,000
Gold price received				
- Rand/kg	64,000	56,000	66,000	63,000
- Rand/oz	2,000	2,000	2,000	2,000
- US$/oz	275	281	271	274
Cash operating cost/ton stacked				
- Rand/ton	32	-	37	56
- Rand/kg	39,947	-	43,936	46,882
- US$/oz	165	-	180	202

	Audited year end		Quarter ended	
	Dec 2000	Dec 1999	Dec 2000	Sep 2000
	R'000	R'000	R'000	R'000
ABRIDGED Income Statement				
Revenue	63,462	-	22,375	19,250
Cash operating costs	53,856	-	18,026	16,492
Cash movement in lock-up	(14,043)	-	(3,156)	(2,134)
Cash operating profit	23,649	-	7,505	4,892
Amortisation	5,808	-	1,280	2,168
Non-cash movement in lock-up	(1,834)	-	(365)	(357)
Impairment	-	16,699	-	-
Net Interest paid/(received)	2,476	(962)	691	954
Corporate costs	232	(78)	472	(133)
Exploration costs	2,302	-	582	720
Profit before taxation	14,665	(15,659)	4,845	1,540
Taxation	-	-	-	-
Net income after taxation	14,665	(15,659)	4,845	1,540
Earnings per share (cents)				
- Cash operating earnings	20.58	-	6.43	4.28
- Basic and diluted	12.76	(14.19)	4.15	1.35
Weighted average number of ordinary shares	114,892,189	110,386,662	116,732,462	114,274,288

	Audited	Audited
	Dec 2000	Dec 1999
	R'000	R'000
Abridged balance sheet		
Employment of capital		
Mining assets	94,696	85,576
Investments	6,691	5,111
Current assets-		
- accounts receivable	6,258	2,050
- inventory	18,897	1,196
- loans to related parties	-	378
Current liabilities		
- Accounts payable	(11,983)	(8,005)
- short term portion of long term loans	(2,844)	(801)
- bank overdraft	(2,946)	(4,725)
- loans from related parties	(2,276)	-
	106,493	80,780
Capital Employed		
Share capital	2,369	2,285
Share premium	89,853	85,414
Accumulated deficit	(7,087)	(21,752)
Ordinary shareholders' interest	85,135	65,947
Provision for environmental rehabilitation	4,500	4,500
Long term liabilities	16,858	10,333
	106,493	80,780

Abridged Cash flow
(Utilised by)/Generated from:-

Operating activities	(4,067)	2,444
Investing activities	(10,700)	(43,575)
Financing activities	16,546	17,129
Cash Inflow/(outflow) for the year	1,779	(24,002)
Cash and Cash equivalents at the beginning of the year	(4,725)	19,277
Cash and cash equivalents at end of the year	(2,946)	(4,725)

	Share Capital	Share Premium	Accumulation Deficit	Total Equity
Statement of changes in equity				
Balance at 1 January 1999	2,168	79,025	(6,093)	75,100
Issued during the year (5,878,788 at 2c each)	117	-	-	117
Premium on above issue	-	6,389	-	6,389
Net loss after taxation	-	-	(15,659)	(15,659)
Balance at 31 December 1999	2,285	85,414	(21,752)	65,947
Balance at 1 January 2000	2,285	85,414	(21,752)	65,947
Issued during the year (4,188,000 at 2c each)	84	-	-	84
Premium on above issue	-	4,439	-	4,439
Net loss after taxation	-	-	14,665	14,665
Balance at 31 December 2000	2,369	89,853	(7,087)	85,135

	Year end as at 31 Dec 2000 R'000	31 Dec 1999 R'000
Capital commitments	5,467	3,200
Capital expenditure for the year	21,779	46,858
Long term borrowings		
Finance leases		
- Elution plant	1,749	2,549
- Excavator 984C	5,247	-
- Excavator 994	3,782	-
	10,778	2,549
Less - Short term portion	(2,844)	(801)
	7,934	1,748
The above finance leases are repayable over periods varying from one to five years		
Loan - Heap leach plant	8,924	8,585
	16,858	10,333

The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31 March 2002, thereafter the interest will be re-negotiated.
The finance lease for the elution plant and the loan for the heap leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.
The same accounting policies have been applied for the current year as were used in the prior year's annual financial statements.
Prior to the end of February 2000, the Company was in the pre-production phase of operations. With the Company having achieved commercial levels of production towards the end of February 2000, all working costs and revenues subsequent to this period are no longer capitalised but are recognised as part of cash operating profit in the income statement.
These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa.
No dividend has been declared for the period under review.
Operational Highlights
First year of production resulted in an average production cash cost of US$165 per ounce.
First year cash operating profit achieved R23.6 million or 20.6 cents per share.
Drilled proven Inner Basin and Outer Basin reserves total 18 years.
Combined open cast ore resources and reserves now total 3.2 million ounces, based on SAMREC code.
Operational Disappointments
* The dollar gold price has remained disappointing for the period under review.
* The mine experienced numerous setbacks that were overcome during the year, these problems included:
- Intermittant electrical power supply,
- higher diesel prices,
- higher than normal levels of rainfall,
- mining equipment spares supply.
The net effect of this was a cash cost above Management's original forecast of US$150.
Outlook
* The recently announced diesel rebate by the Minister of Finance will benefit the Company from July 2001.

* Quarterly cash operating profits for the year 2001 are anticipated to be in line with or better than the final quarter of 2000.
* The new dedicated Eskom feeder power line has been installed, which removes the risk of power failures on the mine.
* An additional 100-ton excavator has been acquired in order to provide the mine with excess excavator capacity, which in turn will reduce any downtime as a result of maintenance and spares supply.
* A number of new projects are currently being evaluated.
* There are no major additional capital commitments for the current financial year other than the 100-ton excavator above.
* The new 'http://www.aflease.co.za' web site will be operational during April 2001.

On behalf of the Board
P E Skeat D R Cunningham
Houghton
28 February 2001

The Afrikander Lease Limited - Results

Release Date: 04/05/2001 07:33:48

Code(s): AFL

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THE AFRIKANDER LEASE LIMITED

Unaudited consolidated financial results for the quarter ended 31st March 2001

	Quarter ended Mar 2001	Quarter ended Dec 2000	Year ended Dec 2000
Highlights:-			
Gold produced and sold:-			
-kilograms	302	338	997
-ounces	9,710	10,867	32,054
Cash operating cost stacked (rands per ton)	31.92	37.38	31.59
Cash operating cost:-			
-rand / kg	42,305	43,994	39,933
-US$ / oz	167	180	165
Cash operating profit(R'000)	7,351	7,505	23,649
Net earnings (R'000)	4,037	4,845	14,665
Basic and diluted earnings per share (cents)	3.41	4.15	12.76
Operating results:-			
Tonnage stacked (tons)	400,243	397,774	1,260,476
Gold produced and sold (kg)	302	338	997
Average grade stacked (g/ton)	1.32	1.31	1.39
Gold price received:-			
-rand / kg	66,646	66,198	63,653
-rand / oz	2,073	2,059	1,980
-US$ / oz	263	271	275
	R'000	R'000	R'000
Income statement:-			
Revenue	20,127	22,375	63,462
Cash operating costs	17,447	18,026	53,856
Cash movement in lock-up	(4,671)	(3,156)	(14,043)
Cash operating profit	7,351	7,505	23,649
Amortisation	1,737	1,280	5,808
Non-cash movement in lock-up	(235)	(365)	(1,834)
Net interest paid	910	691	2,476
Corporate costs	128	472	232
Exploration costs	774	582	2,302
Profit before taxation	4,037	4,845	14,665
Taxation	0	0	0
Net income after taxation	4,037	4,845	14,665
Ratios:-			
Earnings per share (cents):-			
-cash operating earnings	6.21	6.43	20.58
-basic and diluted	3.41	4.15	12.76
Weighted average number of ordinary shares in issue	118,462,288	116,732,462	114,892,189

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000
Abridged balance sheet:-		
Assets		
Non-current assets:-		
-mining assets	99,542	94,696
-investments	6,990	6,691
	106,532	101,387
Current assets:-		
-inventory	24,029	18,897
-accounts receivable	6,382	6,258
-bank balance	1,463	1,388
	31,874	26,543
Total assets	138,406	127,930
Equity and liabilities		
Capital and reserves:-		
-ordinary share capital	2,369	2,369
-share premium	89,853	89,853
-accumulated loss	(3,050)	(7,087)
	89,172	85,135
Non-current liabilities:-		
-provision for enviromental rehabilitation	4,500	4,500
-other long-term liabilities	22,473	16,858

	26,973	21,358
Current liabilities:-		
-accounts payable	10,133	11,983
-short term portion of long term loans	2,844	2,844
-bank overdraft	6,923	4,334
-loans from related parties	2,361	2,276
	22,261	21,437
Total equity and liabilities	138,406	127,930

	Quarter ended Mar 2001 R'000	Quarter ended Dec 2000 R'000	Year ended Dec 2000 R'000
Abridged cash flow statement:-			
(utilised by)/generated from:-			
Operating activities	(1,332)	1,428	2,542
Investing activities	(1,415)	(2,747)	(7,693)
Financing activities	233	4,095	6,930
Cash inflow/(outflow) for the period	(2,514)	2,776	1,779
Cash and cash equivalents at beginning of period	(2,946)	(5,722)	(4,725)
Cash and cash equivalents at end of period	(5,460)	(2,946)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated deficit	Total equity
For quarter ended 31st March 2001				
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172

Notes to the Financial Statements

	As at 31 Mar 2001 R'000	As at 31 Dec 2000 R'000
Supplementary information:-		
Capital commitments	0	5,467
Capital expenditure	6,679	6,387
Long-term borrowings:-		
Finance leases:-		
Excavator 984C	6,194	0
Elution plant	1,425	1,749
Excavator 984C	5,213	5,247
Excavator 994	3,561	3,782
	16,393	10,778
Less:- short-term portion	-2,844	-2,844
	13,549	7,934
The above finance leases are repayable over periods varying from one to five years.		
Loan-heap leach plant:-	8,924	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002, thereafter the interest will be re-negotiated.		
Total long-term borrowings	22,473	16,858

Security:-
The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.
The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.

Commentary

HIGHLIGHTS

* Cash operating costs for the quarter declined by 7,2% to US$167/oz.
* Cash operating profits achieved for the quarter were R7,4 million or 6.21 cents per share.
* The Inner Basin has now been completely drilled, yielding in excess of previously stated ore resources and reserves.
* Heap Leach Pad No 1 is now off line having successfully delivered 76% of the gold stacked on the pad and a further 7% should be recovered intermittently over the next 18 months.
* The introduction of the third 100-ton excavator has resulted in an increase in mined tons to budgeted levels.
* Grades delivered from the pit remain in line with expectations.
* All operating disappointments highlighted during the previous quarter have been satisfactorily addressed.

DISAPPOINTMENTS

* The US$ gold price fell by 3% during the quarter.
* Despite higher tonnages stacked on pad No 2, poor operational management of the CIS section resulted in a 10.7% reduction in gold produced.

OUTLOOK

* Quarterly cash operating profits for the second quarter of the current financial year are anticipated to be in line or better than the first quarter of 2001.
* New projects continue to be evaluated.
* All operational aspects of the mine, especially the CIS section of the Plant, are expected to show continued improvement during the current quarter.
* The Company prefers to remain unhedged due to its position on the cash cost curve.

ADR PROGRAMME

The Company has re-initiated its ADR programme with the Bank of New York. The ADR programme, historically an un-sponsored programme is in the process of being converted to a sponsored level 1. This combined with a more aggressive marketing strategy and a proven track record, should have an impact on the market's perception of the Company internationally.

On behalf of the Board

P E Skeat D R Cunningham

Houghton

4 May 2001

The Afrikander Lease Limited - Options Exercised

Release Date: 06/06/2001 17:00:38

Code(s): AFL

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IN COMPLIANCE WITH RULE 3.72 - 3.75 OF THE JSE LISTINGS REQUIREMENTS, THE FOLLOWING IS DISCLOSED :

DIRECTOR	:	PETER WALTERS
DATE OF TRANSACTION	:	29 MAY 2001
AMOUNT	:	66 667
PRICE	:	153.02 CENTS PER SHARE
NATURE OF TRANSACTION	:	SALE
CLASS OF SECURITY	:	ORDINARY SHARES
EXTENT OF INTEREST	:	DIRECT
DIRECTOR	:	DEAN CUNNINGHAM
DATE OF TRANSACTION	:	29 MAY 2001
AMOUNT	:	166 666
PRICE	:	153.02 CENTS PER SHARE
NATURE OF TRANSACTION	:	SALE
CLASS OF SECURITY	:	ORDINARY SHARES
EXTENT OF INTEREST	:	DIRECT
DIRECTOR	:	PETER EDWIN SKEAT
DATE OF TRANSACTION	:	29 MAY 2001
AMOUNT	:	333 333
PRICE	:	153.02 CENTS PER SHARE
NATURE OF TRANSACTION	:	SALE
CLASS OF SECURITY	:	ORDINARY SHARES
EXTENT OF INTEREST	:	INDIRECT BENEFICIAL

THE ABOVE TRANSACTIONS WERE EXECUTED IN TERMS OF A SHARE INCENTIVE SCHEME INVOLVING A TOTAL OF 1 036 667 ORDINARY SHARES.

The Afrikander Lease Limited - Unaudited Consolidated Financial Resul

Release Date: 03/08/2001 09:19:43

Code(s): AFL

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THE SIX MONTHS ENDED 30TH JUNE 2001

Registration No: 1921/006955/06

Unaudited consolidated financial results for the six months ended 30th June 2001

	Quarter to 30 June '01	Quarter to 31 Mar '01	Six months to 30 June '01	Six months to 30 June '00	Year to 31 Dec `00
Highlights:-					
Gold produced and sold:-					
-kilograms	335	302	637	352	997
-ounces	10,770	9,710	20,480	11,317	32,054
Cash operating cost stacked (rands per ton)	39.26	31.92	35.64	15.65	31.59
Cash operating cost:-					
-rand / kg	48,212	42,305	45,411	26,912	39,933
-US$ / oz	187	167	178	123	165
Cash operating profit (R'000)	7,195	7,351	14,546	12,364	23,649
Net earnings (R'000)	3,671	4,037	7,708	8,280	14,665
Headline and basic earnings per share (cents)	3.08	3.41	6.49	7.25	12.77
Operating results:-					
Tonnage stacked (tons)	411,379	400,243	811,622	605,441	1,260,476
Gold produced and sold (kg)	335	302	637	352	997
Average grade stacked (g/ton)	1.33	1.32	1.32	1.58	1.39
Gold price received:-					
-rand / kg	69,690	66,646	68,246	61,824	63,653
-rand / oz	2,168	2,073	2,123	1,923	1,980
-US$ / oz	267	263	265	280	275
	R'000	R'000	R'000	R'000	R'000
Income statement:-					
Revenue	23,346	20,127	43,473	21,837	63,462
Cash operating costs	18,665	17,447	36,112	19,338	53,856
Cash movement in lock-up	(2,514)	(4,671)	(7,185)	(9,865)	(14,043)
Cash operating profit	7,195	7,351	14,546	12,364	23,649
Amortisation	1.859	1,737	3,596	2,360	5,808
Non-cash movement in lock-up	(300)	(235)	(535)	0	(1,834)
Net interest paid	1,088	910	1,998	831	2,476
Corporate costs/other	176	128	304	(107)	323
Exploration costs	701	774	1,475	1,000	2,302
Profit before taxation	3,671	4,037	7,708	8,280	14,665
Taxation	0	0	0	0	0
Net income after taxation	3,671	4,037	7,708	8,280	14,665
Ratios:-					
Earnings per share (cents):-					
-cash operating	6.03	6.21	12.24	10.82	20.58
-headline and basic	3.08	3.41	6.49	7.25	12.77
-fully diluted	2.99	3.31	6.30	7.03	12.58
Weighted average number of ordinary shares in issue	119,271,116	118,462,288	118,868,930	114,274,288	114,892,189

The fully diluted earnings per share is based upon the dilutive effect of the employee share options resulting from 3,515,000 options being in issue throughout the year.

	Period ended 30 June 2001 R'000	Period ended 31 Mar 2001 R'000	Period ended 30 June 2000 R'000	Period ended 31 Dec 2000 R'000
Abridged balance sheet:-				
Assets				
Non-current assets:-				
-mining assets	98,322	99,542	89,714	94,696
-investments	7,329	6,990	5,778	6,691
	105,651	106,532	95,492	101,387
Current assets:-				

-inventory	26,977	24,029	13,034	18,897
-accounts receivable	6,685	6,382	3,312	6,258
-bank balance	2,883	1,463	1,510	1,388
	36,545	31,874	17,856	26,543
Total assets	142,196	138,406	113,348	127,930
Equity and liabilities				
Capital and reserves:-				
-ordinary share capital	2,390	2,369	2,285	2,369
-share premium	90,797	89,853	85,414	89,853
-accumulated profit/(loss)	621	(3,050)	(13,472)	(7,087)
	93,808	89,172	74,227	85,135
Non-current liabilities:-				
-provision for enviromental rehabilitation	4,500	4,500	4,500	4,500
-other long-term liabilities	21,225	22,473	13,486	16,858
	25,725	26,973	17,986	21,358
Current liabilities:-				
-accounts payable	14,041	10,133	9,420	11,983
-short term portion of long term loans	3,031	2,844	2,605	2,844
-bank overdraft	3,612	6,923	7,117	4,334
-loans from related parties	1,979	2,361	1,993	2,276
	22,663	22,261	21,135	21,437
Total equity and liabilities	142,196	138,406	113,348	127,930

	Quarter 30 Jun R'000	Quarter 31 Mar R'000	Six Months 30 Jun R'000	Six Months 30 Jun R'000	Year 31 Dec R'000
Abridged cash flow statement:-					
Generated from/(utilised by):-					
Operating activities	6,187	(1,332)	4,855	(4,206)	2,542
Investing activities	(978)	(1,415)	(2,393)	(4,805)	(7,693)
Financing activities	(478)	233	(245)	8,129	6,930
Cash inflow/(outflow) for the period	4,731	(2,514)	2,217	(882)	1,779
Cash and cash equivalents at beginning of period	(5,460)	(2,946)	(2,946)	(4,725)	(4,725)
Cash and cash equivalents at end of period	(729)	(5,460)	(729)	(5,607)	(2,946)

Statement of changes in equity:-

	Share capital	Share premium	Accumulated profit/(deficit)	Total equity
Balance at 31st December 1999	2,285	85,414	-21,752	65,947
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	8,280	8,280
Balance at 30th June 2000	2,285	85,414	-13,472	74,227
Issued during the period (4,188,000 shares)	84	0	0	84
Share premium	0	4,439	0	4,439
Net income after taxation	0	0	6,385	6,385
Balance at 31st December 2000	2,369	89,853	-7,087	85,135
Issued during the period	0	0	0	0
Share premium	0	0	0	0
Net income after taxation	0	0	4,037	4,037
Balance at 31st March 2001	2,369	89,853	-3,050	89,172
Issued during the period (1,036,667 shares)*	21	0	0	21
Share premium	0	944	0	944
Net income after taxation	0	0	3,671	3,671
Balance at 30th June 2001	2,390	90,797	621	93,808

* The above 1,036,667 shares were issued on a loan account to The Afrikander Lease Share Trust Scheme

Notes to the Financial Statements

Quarter Ended 30 Jun R'000	Quarter Ended 31 Mar R'000	Six Months Ended 30 Jun R'000	Six Months Ended 30 Jun R'000	Year Ended 31 Dec R'000

Supplementary information:-					
Capital commitments	0	0	0	6,100	5,467
Capital expenditure	639	6,679	7,318	11,829	21,779
Long-term borrowings:-					
Finance leases:-					
Excavator 984C	5,882	6,194	5,882	0	0
Elution plant	1,088	1,425	1,088	2,362	1,749
Excavator 984C	5,081	5,213	5,081	5,247	0
Excavator 994	3,281	3,561	3,281	4,805	3,782
	15,332	16,393	15,332	7,167	10,778
Less:- short-term portion	-3,031	-2,844	-3,031	-2,605	-2,844
	12,301	13,549	12,301	4,562	7,934
The above finance leases are repayable over periods varying from one to five years.					
Loan-heap leach plant:-	8,924	8,924	8,924	8,924	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25% until 31/03/2002, thereafter the interest will be re-negotiated.					
Total long-term borrowings	21,225	22,473	21,225	13,486	16,858

Security:-
The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of The Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

Notes to the financial statements:-
The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.
For the months of January and February 2000 all costs and revenue from gold produced and sold were capitilised as being prior to achieving commercial levels of production. Consequently the statistics shown under the `highlights' and `operating results' section of this report are based upon the period March 2000 to June 2000.

HIGHLIGHTS
* Cash Operating profits of R7.2 million or 6.03 cents per share were achieved for the previous quarter.
* Gold production increased by 11% to 335 kgs or 10 770 ounces for the previous quarter.
* The second lift on Heap Leach Pad No: 1 has commenced. Both Heap Leach Pads No's: 1 and 2 were operating satisfactorily, with no evidence of the historical perculation problems.
* During the quarter, Elandslaagte was acquired, an extension to the current ore body. The net affect of this was an increase in ore resources of approximately
200, 000 ounces.
* The existence of a high-grade pay-shoot within the Inner Basin was confirmed by intensive sequential drilling during the quarter. Grades ranging from 2 g/ton to 4 g/ton over a width of 10 meters were recorded. Management is implementing a strategy to incorporate a portion of this high-grade ore in its monthly production targets.

DISAPPOINTMENTS
* For the quarter, higher cash costs offset the increased gold production resulting in a 3% reduction in cash operating earnings to 6.03 cents per share.
* The gold price continued to languish in a tight range for most of the quarter.

OUTLOOK
* The average pad grade stacked is expected to increase in the second half of the current financial year as a direct result of production from the high-grade pay-shoot.
* The benefits of the recently announced diesel rebate for opencast miners will be realised in the current quarter for the first time. Management estimate the saving at R0.3 million per month.
* The board has approved a plant upgrade to increase both recovery and throughput. This will have the further effect of reducing the US$/oz cash cost. Pending JSE Securities Exchange approval, initial funding will come from the private placement of shares for cash at R1.40 per share, marginally above the 30 day weighted moving average which has been fully subscribed

for.
On behalf of the Board
P E Skeat D R Cunningham
Houghton
2 August 2001

The Afrikander Lease Limited - Raising Of Capital For Expansion

Release Date: 15/08/2001 17:03:53
Code(s): AFL

Click CODE for more details on the company

THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
("Aflease" or "the company")
RAISING OF CAPITAL FOR EXPANSION
Introduction
The Board of Aflease has resolved to embark on a capital expansion plan which, it is anticipated will, within the next six to twelve months, have the following effect on operations and performance:
Substantially increase plant throughput
Materially improve recovery rates
Significantly speed up the leaching cycle time
Funding the Expansion
The capital expansion plan will be financed through a combination of equity and debt.
Equity
Aflease has, with immediate effect, raised R4,9 million through a private placement of shares with Trinity Holdings (Pty) Ltd and its clients. The transaction accords with the general authority for directors to issue shares for cash and was agreed to by shareholders at the last annual general meeting. In the process Aflease will issue 3,5 million new shares of 2 cents each, for cash, at an issue price of 140 cents per share. This price is marginally above the 30 day weighted moving average as at 31 July 2001, the date when the terms of the deal were agreed. The cash will be available to Aflease within 10 business days. This placement complies with the requirements of section 222 of the Companies Act and is subject to approval by the JSE Securities Exchange South Africa ("JSE").
A second round of capital raising will be undertaken in the near future, which will be limited to the issue of 7 million new shares, subject to regulatory approval. Aflease's majority shareholder, Benoryn Investment Holdings (Pty) Limited, representing the interests of the company's Chairman and Managing Director Peter Skeat, has undertaken to "take up" not less than 3,5 million of these new shares. Accordingly, the total fresh equity raised by Aflease will not be less than R9,8 million.
Debt
In addition to its plans to raise equity, Aflease has obtained a range of offers from various outside institutions to provide a further R10 million in debt finance. Shareholders will be informed as soon as a final selection has been made and negotiations concluded.
Johannesburg
15 August 2001

Aflease - Cautionary Announcement

Release Date: 20/08/2001 16:11:22

Code(s): AFL

Click CODE for more details on the company

AfLease - (AFL) - ZAE000000253
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06
("AfLease" or "the company")
Cautionary announcement
Shareholders are advised that AfLease has entered into negotiations, which, if successfully concluded, may have an effect on the price at which the company's securities trade on the JSE Securities Exchange South Africa. Accordingly, shareholders are advised to exercise caution when dealing in the company's securities until a further announcement is made.
Johannesburg
20 August 2001

Corporate adviser	Sponsor
Micofin	Barnard Jacobs Mellet Corporate Finance

Drd / Afl - Joint Withdrawal Of Cautionary Announcement

Release Date: 12/09/2001 16:29:30

Code(s): AFL DUR

Click CODE for more details on the company

DURBAN ROODEPOORT DEEP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(ARBN 086277616)
(NASDAQ trading symbol: DROOY)
www.durbans.com ("DRD")
(Share Code: DUR)
(ISIN Code: ZAE000015079)
THE AFRIKANDER LEASE LIMITED
(Incorporated in Republic of South Africa)
(Registration number 1921/006955/06)
("AFL")
(Share Code: AFL)
(ISIN Code: ZAE000000253)
JOINT WITHDRAWAL OF CAUTIONARY ANNOUNCEMENTS
Shareholders of DRD and AFL ("the Companies") are referred to their respective cautionary announcements dated 21 August 2001, and are advised that due to current market volatility the Companies have suspended negotiations and therefore caution is no longer required to be exercised when dealing in companies' securities.
Johannesburg
12 September 2001
Merrill Lynch
Sponsor to DRD
The Cornerstone
Sponsor to AFL
File name: Sens Cover Page.doc
NOTE-
DESCRIPTION-
SENS Announcement Cover Page
Submitting Company Details

Submitting Company	Merrill Lynch	Submitter Contact Person	Gail Bruce

Story Details

Flash Headline	Joint Withdrawal of Cautionary Announcements
Announcement Type	Formal

Follows Formal Announcement	Price Sensitive	Listed Company Release Approval Required	CFO Approval Required

LID Instruction Reference No.	Name of CFO

Other Requirements

Associated Story Reference No.		Cover Page Only	Confirmation of Release Required	
Release Date & Time (dd/mm/yyyy hh:mm)	Immediately	Dual Listing	Dual Listing Exchange	LSE
Other Regulatory Approvals Required	None			
Special Requests	Please confirm to Gail Bruce on 305 5802 prior to release			

Announcement Company Details

Listed Company Name Listed Listed Company

	Company Alpha Code	Authentication Contact
Durban Roodepoort Deep Limited	DUR	Maryna Eloff

Sponsorship Details

Sponsor Name	Merrill Lynch South Africa	Sponsor Contact Person	Gail Bruce
Phone Number	3055802	Fax Number	3055608
Area Code	011	Announcement Approved by Sponsor?	
E-mail Address	gail_bruce@ml.com		

The Afrikander Lease Ltd - Results For The Quarter Ended 30/09/2000

Release Date: 31/10/2000 16:07:16

Code(s): AFL

Click CODE for more details on the company

THE AFRIKANDER LEASE LIMITED
REGISTRATION NO: 01/06955/06
ISSUED SHARE CAPITAL: 114 274 288 SHARES

	QUARTER ENDED SEPT 2000	QUARTER ENDED JUNE 2000
KEY INDICATORS:		
GOLD PRODUCED AND SOLD:		
- KILOGRAMS	306.26	292.30
- OUNCES	9,847.70	9,398.82
GOLD WORK-IN-PROGRESS	325.00	398.31
CASH COST:		
- RAND/KG	53,849.67	50,393.43
- $/OZ	197	122
CASH OPERATING PROFIT(R'000)	5,249	10,330
NET EARNINGS(R'000)	1,540	7,344
NET EARNINGS PER SHARE(CENTS)	1.35	6.43
FINANCIAL RESULTS:		
TONNAGE MINED	257,261	452,125
GOLD PRODUCED-KG	306.26	292.30
AVERAGE PAD GRADE	1.03	1.57
AVERAGE RECOVERY GRADE	0.75	0.75
GOLD PRICE RECEIVED:-		
- RAND / KG	62,855	62,504
- RAND / OZ	1,955	1,944
- $ / OZ	274.00	280.00
	R'000	R'000
GOLD SALES	19,250	18,270
MOVEMENT IN GOLD LOCK-UP	2,491	6,790
CASH OPERATING COSTS	(16,492)	(14,730)
CASH OPERATING PROFIT	5,249	10,330
AMORTISATION OF MINING ASSETS	(2,168)	(1,773)
INTEREST (NET)	(954)	(589)
OTHER INCOME	133	100
EXPLORATION COST	(720)	(724)
PROFIT BEFORE TAXATION	1,540	7,344
TAXATION	0	0
NET EARNINGS AFTER TAX	1,540	7,344
RATIOS:		
EARNINGS PER SHARE (CENTS):	-	-
- CASH OPERATING EARNINGS	4.59	9.04
- NET EARNINGS	1.35	6.43
NUMBER OF SHARES IN ISSUE	114,274,288	114,274,288

	QUARTER ENDED SEPT 2000 R'000	QUARTER ENDED JUNE 2000 R'000
ABRIDGED BALANCE SHEET:-		
EMPLOYMENT OF CAPITAL:-		
MINING ASSETS	93,166	89,714
INVESTMENTS	6,182	5,778
LOANS FROM RELATED COMPANIES	(2,218)	(1,993)
CURRENT ASSETS:		
- ACCOUNTS RECEIVABLE	5,483	3,312
- STOCK & WIP	15,570	13,034
CURRENT LIABILITIES:		
- ACCOUNTS PAYABLE	(12,579)	(9,420)
- BANK OVERDRAFT	(5,722)	(5,608)
- TAXATION	0	0
	99,882	94,817
CAPITAL EMPLOYED:-		
SHARE CAPITAL	2,285	2,285
SHARE PREMIUM	85,414	85,414
ACCUMULATED LOSSES	(11,933)	(13,473)
PROVISION FOR REHABILITATION	4,500	4,500
LONG TERM LIABILITIES	19,616	16,091
	99,882	94,817

OPERATIONAL DISAPPOINTMENTS FOR THE QUARTER

* ROM TONNAGE AND GRADE WERE ADVERSELY EFFECTED:
- DURING JULY 2000, AS A RESULT OF THE INSTALLATION OF THE UPGRADED RAMP ORE FEED BIN IN THE RECEPTION AREA OF THE PLANT, AND
- DURING AUGUST AND SEPTEMBER 2000, THE NON-AVAILABILITY OF CRITICAL SPARES FOR THE THREE HYDRAULIC EXCAVATORS, RESULTED IN ONLY 30% AVAILABILITY OF THIS EQUIPMENT. THE PROBLEM WAS RECTIFIED DURING THE QUARTER.

* IN DOLLAR TERMS THE GOLD PRICE HAS BEEN DISAPPOINTING.
* CONTINUED INCREASES IN THE DOLLAR PRICE OF OIL HAVE IMPACTED NEGATIVELY ON THE PRICE OF DIESEL, WHICH IN TURN HAS IMPACTED ON THE COMPANY'S MINING CASH COSTS. DIESEL NOW CONTRIBUTES APPROXIMATELY 35% OF THE MINING CASH COSTS.
* POWER SUPPLY FROM ESKOM HAS BEEN DISAPPOINTING WITH REPEATED INTERRUPTIONS LEADING TO EXCESSIVE PLANT DOWNTIME. A DEDICATED PRIVATELY OWNED POWER LINE IS NOW BEING INSTALLED.

OPERATIONAL HIGHLIGHTS FOR THE QUARTER

* THE NEW RUN-OF-MINE ("ROM") RAMP ORE BIN HAS BEEN SUCCESSFULLY COMMISSIONED TO RESOLVE THE PREVIOUS RESTRICTIONS ON THROUGHPUT.
* THE NEW FINES REMOVAL PLANT HAS BEEN SUCCESSFULLY COMMISSIONED AND IS REMOVING THE 75-MICRON FRACTION, BRINGING TO AN END THE FINES PERCOLATION PROBLEM.
* THE SECOND CARBON-IN-SOLUTION ("CIS") TANK STREAM HAS BEEN COMMISSIONED, ALLOWING THE VOLUME OF PREGNANT SOLUTION FLOWING THROUGH THE CIS TO DOUBLE, CONSEQUENTLY INCREASING GOLD PRODUCTION.
* HEAP LEACH PAD 1 DELIVERED GOLD AS EXPECTED.
* LOADING OF HEAP LEACH PAD 2 COMMENCED IN JULY 2000 AND LEACHING WAS INITIATED IN AUGUST 2000 RESULTING IN THE TREATMENT OF PREGNANT SOLUTION IN SEPTEMBER 2000 THROUGH THE CIS.
* THE INNER BASIN PIT IS PRODUCING CONSISTENT REEF WITH BETTER THAN EXPECTED STRIPPING RATIOS.
* GOLD PRODUCTION INCREASED QUARTER-ON-QUARTER.
* FURTHER DRILLING IN THE BONANZA AREA HAS RESULTED IN ADDITIONAL HIGH GRADE INTERSECTIONS.

OUTLOOK

* TONNAGE AND GRADE PROFILES FOR THE OCTOBER MONTH ARE BACK ON TRACK AND INCREASED GOLD PRODUCTION IS ANTICIPATED QUARTER-ON-QUARTER.
* CASH COSTS IN THE CURRENT QUARTER ARE EXPECTED TO DECLINE, HOWEVER, HIGHER DIESEL COSTS WILL CONTINUE TO IMPACT NEGATIVELY ON OVERALL CASH COSTS. MANAGEMENT PERSISTS IN LOOKING FOR WAYS TO REDUCE OR SAVE ON DIESEL CONSUMPTION
* DRILLING CONTINUES WITHIN THE BONANZA TARGET AREA. RESULTS CONTINUE TO IMPRESS MANAGEMENT AND PLANS ARE CURRENTLY BEING FORMULATED TO START A SECOND PIT IN THIS AREA.
* OVERALL, MANAGEMENT FEELS CONFIDENT THAT THE PROBLEMS EXPERIENCED THIS QUARTER ARE BEHIND IT AND IS FORECASTING AN OVERALL IMPROVEMENT FOR THE FINAL QUARTER OF THE CURRENT FINANCIAL YEAR.

FINANCIAL COMMENTS

* THE CASH OPERATING PROFIT HAS BEEN ADVERSELY AFFECTED AS A RESULT OF A LOWER ELEMENT OF OPERATING COSTS BEING TRANSFERRED TO WORK-IN-PROGRESS I.E. GOLD LOCK-UP (R6,790M IN THE JUNE QUARTER COMPARED TO R2,491M IN THE SEPTEMBER QUARTER). THE REASON FOR THIS IS THAT THE EXPECTED BUILD UP OF TONNAGE ON THE PAD DID NOT OCCUR.
* HEAVY REPAIR BILLS HAVE ALSO CONTRIBUTED TO THE HIGHER OPERATING COSTS FOR THE QUARTER.
* THE ABOVE POINTS, TOGETHER WITH THE LOWER PAD GRADE, HAVE RESULTED IN CASH COSTS CLIMBING TO $197/OZ FROM $122/OZ THE PREVIOUS QUARTER.
* IN SPITE OF THE DIFFICULTIES EXPERIENCED IN THE QUARTER, THE COMPANY NEVERTHELESS MANAGED TO MAKE A CASH PROFIT OF R5,249M AND A NET PROFIT OF R1,540M.

ON BEHALF OF THE BOARD
1 NOVEMBER 2000